UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-04226

SUN INTERNATIONAL HOTELS LIMITED
(Exact name of Registrant as specified in its charter)

Commonwealth of The Bahamas
(Jurisdiction of incorporation or organization)

Executive Offices
Coral Towers
Paradise Island, The Bahamas
(242) 363-6000
(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant of Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Ordinary Shares, $.001 par value per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares, net of treasury shares: 27,317,418.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

    Yes   X   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

    Item 17   Item 18   X

SUN INTERNATIONAL HOTELS LIMITED

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

Presentation of Financial and Other Information 4
Forward-Looking Statements 5

PART I

Item 1   Identity of Directors, Senior Management and Advisers...6
Item 2   Offer Statistics and Expected Timetable 6
Item 3   Key Information...6
Item 4   Information on the Company...14
Item 5   Operating and Financial Review and Prospects 39
Item 6   Directors, Senior Management and Employees...56
Item 7   Major Shareholders and Related Party Transactions..61
Item 8   Financial Information 65
Item 9   The Offer and Listing..67
Item 10   Additional Information..68
Item 11   Quantitative and Qualitative Disclosures About Market Risk..74
Item 12   Description of Securities Other than Equity Securities 75

PART II

Item 13   Defaults, Dividend Arrearages and Delinquencies...76
Item 14   Material Modifications to the Rights of Security Holders and Use of Proceeds 76
Item 15   Reserved..76
Item 16   Reserved..76

PART III

Item 17   Financial Statements 77
Item 18   Financial Statements 77
Item 19   Exhibits..78

Signatures 83

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Annual Report, "Sun International", "SIHL" or "the Company" refers to Sun International Hotels Limited, and the terms "we", "us", "our" and similar terms refer to Sun International and any or all of its subsidiaries and joint ventures as the context requires.

In compiling the information in this Annual Report, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. We have also indicated where information has come from internal sources. Such information reflects our management's best estimates based upon information obtained from our customers and from trade and business organizations and other contacts within the businesses in which we compete.

Our fiscal year ends on December 31. Unless otherwise specified, all references in this Annual Report to our fiscal year refer to a twelve-month period ending December 31. For example, the year 2001 represents the fiscal year beginning on January 1, 2001 and ending on December 31, 2001.

The financial statements contained in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). We have historically compiled our financial statements in U.S. dollars.

FORWARD-LOOKING STATEMENTS

Certain information included in this Annual Report filing contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, projections, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements include information relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and accordingly, actual results may differ from those expressed in any forward-looking statements made in this Annual Report. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), availability of financing, democratic or global economic conditions, pending litigation, changes in tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). See "Item 3. Key Information, (D) Risk Factors" for additional information on certain risks and uncertainties that could have an impact on the future results of the Company or on any forward looking information contained in this Annual Report. You should not place undue reliance on any forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

(A) Selected Financial Data

The following table sets forth certain historical consolidated financial information of the Company for each of the five years ended December 31, 2001. The historical financial information as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001, 2000 and 1999, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, included in this Annual Report. For all other periods, the historical financial information, as set forth below, has been derived from our audited consolidated financial statements, prepared in accordance with U.S. GAAP, but which are not included in this Annual Report. The information set forth below is not necessarily indicative of future operations and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. Amounts are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP.

(In thousands, except per share data)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:	For the Year Ended December 31,				
	2001 **(a)**	**2000** **(b)**	**1999** **(c)**	**1998** **(d)**	**1997** **(e)**
Gross revenues	$ 555,819	$ 936,474	$ 789,207	$ 591,670	$ 600,670
Net revenues	533,041	884,695	738,967	550,878	558,912
Income (loss) from operations	75,678	(74,844)	114,432	52,206	84,624
Net income (loss)	31,656	(119,104)	69,822	57,746	83,008
Basic earnings (loss) per share:					
Income (loss) before					
extraordinary item	$ 1.18	$ (3.86)	$ 2.09	$ 1.74	$ 2.61
Extraordinary item, net	-	-	-	-	(0.09)
Net income (loss) per share	$ 1.18	$ (3.86)	$ 2.09	$ 1.74	$ 2.52
Diluted earnings (loss) per share:					
Income (loss) before					
extraordinary item	$ 1.14	$ (3.86)	$ 2.05	$ 1.70	$ 2.53
Extraordinary item, net	-	-	-	-	(0.09)
Net income (loss) per share	$ 1.14	$ (3.86)	$ 2.05	$ 1.70	$ 2.44

CONSOLIDATED BALANCE SHEET DATA:	As of December 31,				
	2001	**2000**	**1999**	**1998**	**1997**
Total assets	$ 1,357,031	$ 1,460,791	$ 1,671,471	$ 1,625,733	$ 1,374,740
Long-term debt, net					
of current maturities	518,231	668,908	578,033	565,752	412,209
Shareholders' equity	678,403	641,827	899,831	850,621	790,283
Number of shares outstanding	27,317	26,786	32,681	33,577	33,239

(a)   The results of operations for the year ended 2001 include pre-opening costs of $6.9 million related to internet gaming and the Ocean Club Golf Course. In addition, we incurred $5.7 million of restructuring costs. These costs were comprised of severance payments made to employees terminated due to lower occupancy levels at Atlantis subsequent to September 11.

(b)   The results of operations for the year ended 2000 include a $229.2 million write-down of net assets related to the Resorts Atlantic City Sale and the Atlantic City Option to their realizable value. Other non-recurring items in 2000 included $11.2 million of purchase termination costs related to the cancellation of our agreement to acquire the Desert Inn, $7.0 million of transaction costs incurred in connection with our self-tender offer in June 2000 and the termination of the proposal by Sun International Investments Limited to acquire, in a merger transaction, all of the outstanding Ordinary Shares that it did not already own and $7.6 million of pre-opening costs related to the expansion of the Ocean Club Resort and the new Ocean Club Golf Course.

(c)   The results of operations for the year ended 1999 include pre-opening costs of $5.4 million related to a renovation completed at Resorts Atlantic City in July 1999.

(d)   The results of operations for the year ended 1998 include only two weeks of operations of the Royal Towers on Paradise Island after its grand opening in mid-December. In connection with the Royal Towers our results of operations for the year ended 1998 include $26 million in pre-opening costs.

(e)   The result of operations for the year ended 1997 included a gain of $13.4 million on the sale of our casino interest in France.

(B) Capitalization and Indebtedness

Not applicable.

(C) Reasons for the Offer and Use of Proceeds

Not applicable.

(D) Risk Factors

The resort and casino industries are highly competitive, and increases in competition could adversely affect our financial performance.

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts and casinos, including land-based casinos, riverboat, dockside and cruise ship casinos and other forms of gaming, as well as other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels located in markets where we conduct business. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels or casinos are established in and around the markets where we conduct business, we may lose market share. In particular, the expansion, upgrading or construction of competing resort or casino properties in or near any market from which we attract or expect to attract a significant number of customers could have a significant adverse effect on our business, financial condition and results of operations.

A number of our competitors are larger and have greater financial and other resources than us. In addition, a number of jurisdictions have recently legalized gaming and other jurisdictions are considering the legalization of gaming. This could open markets in which we currently compete for new entrants, and could create new markets that may compete as tourist destinations. Our gaming operations compete, and will in the future compete, with all forms of existing legalized gaming and with new forms of gaming that may be legalized in the future. Our competitive position could be materially adversely affected by larger competing companies, new entrants, new markets and new forms of gaming, and our revenues could decline, harming our financial condition.

A further discussion of Competition at our operations by geographic location is included in "Item 4. Information on the Company, (B) Business Overview-Competition."

New projects and expansion and renovation efforts are inherently subject to significant development and construction risks.

We regularly evaluate potential development opportunities and engage in expansion, development and renovation projects at properties that we develop or operate, including expansions and upgrades at Atlantis. Each of these projects will be subject to the many risks in expanding or renovating an existing enterprise or developing new projects, including unanticipated design, construction, regulatory, environmental and operating problems, and the significant risks commonly associated with implementing an expansion strategy in new markets. In particular, any such projects are subject to the risks associated with the following:

1) the availability of financing and the terms and covenants in our credit facilities and other debt, including the notes;
2) shortages in materials;
3) shortages of skilled labor or work stoppages;
4) unforeseen construction, scheduling, engineering, environmental or geological problems;
5) weather interference, floods, fires or other casualty losses;
6) the failure to obtain required licenses, permits or approvals; and
7) unanticipated cost increases.

The anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with architects and contractors. The cost of any project may vary from initial expectations, and we, or the owners of the property, may have a limited amount of capital resources to fund cost overruns on any project. If cost overruns cannot be financed on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of development projects could also differ significantly from expectations for construction-related or other reasons. We cannot assure you that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on projects could have a material adverse effect on our business, financial condition or results of operations.

In addition, although we design our projects for existing facilities to minimize disruption of business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any extended disruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to finance our expansion, development and renovation projects as well as capital expenditures through cash flow and borrowings, our expansion, development and renovation efforts could be jeopardized.

If we are unable to finance existing or future projects with cash flow from operations or borrowings, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects and other capital expenditures, selling assets, restructuring indebtedness, obtaining additional equity financing or joint venture partners, or modifying our revolving credit facility. These sources of additional funds may not be sufficient to finance existing or future projects, and other financing may not be

available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or cancel expansion, development or renovation projects, which may adversely affect our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulations, which may harm our business.

Our operation of gaming facilities is subject to extensive governmental regulations. Regulatory authorities typically require various registrations, licenses, findings of suitability and approvals to be held by operators of gaming facilities. The regulatory authorities in these jurisdictions generally have broad discretion in the granting, renewal, suspension and revocation of licenses and require that such registrations, licenses, findings and approvals be renewed or updated periodically. We and our necessary key personnel are currently qualified to do business in all the jurisdictions in which we operate. We cannot assure you that any new or permanent licenses, permits or approvals that may be required by us, our key employees and our partners, if applicable, in the future will be granted or that our existing licenses, permits and approvals will be renewed or will not be suspended or revoked in the future. The failure to receive or renew licenses or the suspension or revocation of licenses could harm our reputation and result in a loss of revenue, which could materially adversely affect our financial condition and results of operations.

Our gaming operations are subject to significant taxation and fees that increase our costs.

Our gaming operations are subject to significant taxation and fees. Such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our gaming operations in The Bahamas and will likely incur significant taxes and fees in any other jurisdictions in which we conduct gaming operations in the future. Any material increase in existing taxes and fees, the adoption of new taxes or fees, or the loss or reduction of any existing or future tax incentives, could have a material adverse effect on our profitability.

Our business is seasonal and severe weather conditions can adversely affect our business, results of operations or financial condition, or further increase our insurance premiums.

Historically, our revenues and operating profits in The Bahamas have been higher during the first calendar quarter, the prime tourist season, than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year. If any of these properties were unable to accommodate guests during such periods for any reason, including disruptions caused by weather, our revenues and profits could be adversely affected.

The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, could adversely affect our operations and tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun, as the principal means of transportation to this property is by automobile or bus. In September 1999, our properties on Paradise Island in The Bahamas were hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. These

properties suffered approximately $45 million of property damage that took three months to repair. Although this property damage was covered by our insurance policies, we incurred significant increases in our property and windstorm insurance costs as a result. We cannot assure you that our insurance costs will not further increase in the future or that appropriate coverage will be available on acceptable terms or at all. In addition, we cannot assure you that our business will not be adversely affected by severe weather conditions in the future, which could cause significant damage and suspension in service provided to our patrons and could harm our business, results of operations or financial condition.

Work stoppages and other labor disputes could harm our financial condition and results of operations.

In The Bahamas, a union represents approximately 3,800 of our approximately 5,800 employees. We participate in an employer association whose existing contract with the union expires January 1, 2003. Labor relations in The Bahamas have been unstable at times over the last few years, and there have been occasional work stoppages. As the country's largest private employer, we are sometimes the target of labor disputes. Any protracted labor disputes or work stoppages affecting any of the properties that we own or operate could reduce our revenues. In addition, many of the public sector industries in The Bahamas, such as electricity, telecommunication and airport facilities, are unionized. The Bahamian government's labor relations with these unions have been unstable at times and there have been work stoppages on occasion that have been disruptive to our business.

Lack of sufficient air service could adversely affect our revenues and profits.

Most patrons of our resorts and hotels arrive by air. Although we consider the current level of air service to The Bahamas, Mauritius, Dubai and the Maldives to be adequate, any interruption or reduction of air service to any such locations could restrict the growth of our businesses, negatively affect our competitive position and adversely affect our revenues and profits.

We are subject to environmental, health and safety laws and regulations and our noncompliance or a significant regulatory change could adversely affect our business, results of operations or financial condition.

Our operations are regulated under a number of federal, provincial, state and local laws and regulations that govern, among other things, the handling of waste materials, some of which are classified as hazardous materials, and the discharge of hazardous materials into the environment. Our operations are subject to stringent regulations relating to protection of the environment and waste handling. In addition to liability for our own noncompliance, these laws and regulations may expose us to liability for the noncompliance of other parties, without regard to whether we were negligent. Sanctions for noncompliance with applicable environmental laws and regulations may include administrative, civil and criminal penalties, revocation of permits and corrective action orders. Furthermore, we may be liable for costs for environmental cleanup at currently or previously owned or operated properties or off-site locations. Our failure to comply with existing laws or regulations, the adoption of new laws or regulations with additional or more rigorous

compliance standards, or the more vigorous enforcement of environmental laws or regulations could significantly harm our business by increasing our expenses and limiting our future opportunities.

A small number of our shareholders control a significant percentage of our ordinary shares and are able to control decisions affecting our company.

On July 3, 2001 we announced the restructuring of our former majority shareholder, SIIL, which is beneficially owned by World Leisure Group Limited ("WLG"), Caledonia Investments plc ("Caledonia") and Kersaf Investments Limited (" Kersaf"). As a result of certain proxy arrangements granted in the restructuring, WLG and Caledonia currently have the right to vote approximately 26.5% and 31.2%, respectively, of our issued and outstanding ordinary shares (the "Ordinary Shares"). Consequently, if WLG and Caledonia act together they will be able to effectively control the outcome of substantially all matters requiring shareholder approval, including the election of our directors, thereby controlling our management, policies and business operations. For example, WLG and Caledonia could use this voting power to block our ability to obtain certain types of financing for development plans, renovations or expansions, which could materially adversely affect our ability to develop our business and pursue our strategies. See "Item 7. Major Shareholders and Related Party Transactions".

You may have difficulty enforcing judgments against us or our directors or management outside the United States.

Sun International is a Bahamian international business company incorporated under the laws of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of the assets of our directors and officers and of our assets is located outside the United States. As a result, it may be difficult or impossible to:
1) effect service of process within the United States upon us or these persons; or
2) enforce, against us or these persons, in the United States, court judgments obtained in the United States courts, including judgments relating to U.S. federal securities laws.

It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments based upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of fraud, public policy and natural justice.

We may have difficulty enforcing gaming debts in certain foreign jurisdictions or in certain jurisdictions within the United States, which could negatively affect our revenues.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. A substantial portion of the customers at Atlantis and Mohegan Sun reside in the United

States. As a result, we and the Mohegan Tribe may be unable to collect gaming debts from patrons of those casinos who reside in such jurisdictions, which could reduce our revenues.

Reassessments of and changes to our business plans could hinder our development and result in charges or fees that could harm our financial condition and results of operations.

We are regularly reviewing our development plans in light of a variety of factors, including the availability of financing, regulatory and political considerations, competition and other business and strategic concerns. As a result such assessments, our management may choose to change such plans, which could result in failure to expand and could also cause us to incur fees or charges. We cannot assure you that we will carry forward and complete any proposed business plans.

Energy price increases may adversely affect our cost of operations and our revenues.

Our destination casino resorts use significant amounts of electricity, natural gas and other forms of energy. Although we have not experienced shortages of energy, substantial increases in the cost of electricity or natural gas may negatively affect our operating results. The extent of any impact is subject to the magnitude and duration of the energy price increases, but this impact could be material. In addition, energy price increases in locations that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a decrease in visitation and spending at our properties, which could negatively impact revenues.

We may pay higher insurance premiums for our properties.

Due to changes in the insurance market arising prior to the September 11 terrorist attacks and the effects of the September 11 terrorist attacks, it is becoming more difficult and more expensive to obtain insurance. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and for some catastrophic risks may not be generally available at levels existing prior to the September 11 terrorist attacks. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable.

Deterioration in general economic and market conditions, including those related to any future terrorist actions, could adversely affect our business.

Our business is affected by general economic and market conditions, particularly in the United States and Europe. A large portion of our business at Atlantis is generated by group convention sales and individual tour and travel. A recession or economic slowdown could cause a reduction in group sales bookings or the willingness or ability of tourists to book vacations at Atlantis, which could adversely affect our operating results.

As a result of the events of September 11, 2001, significantly reduced discretionary spending, disruptions in airline travel and cancellation of business conventions had a material adverse impact on our results of

operations during September and the fourth quarter of 2001. In addition, the September 11 terrorist attacks, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties which could adversely affect our business and results of operations in ways that cannot presently be predicted. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and act of war.

We could be adversely affected if Arthur Andersen LLP is unable to perform required audit-related services for us or if the SEC ceases accepting financial statements audited or reviewed by Arthur Andersen.

On March 14, 2002, Arthur Andersen LLP, our independent auditor, was indicted on federal obstruction of justice charges in connection with its role as the auditor for Enron Corporation. On May 6, 2002, the trial of the case began. Arthur Andersen LLP has pleaded not guilty. We do not know the impact of the indictment or trial. In addition, we do not know whether additional indictments will be brought by the Department of Justice or the consequences of any additional indictments. Furthermore, although Arthur Andersen LLP has provided the SEC with assurances that it will continue to audit financial statements in accordance with generally accepted auditing standards and applicable professional and firm auditing standards, including quality control standards, and the SEC has said that it will continue to accept financial statements audited by Arthur Andersen LLP, and interim financial statements reviewed by it, so long as Arthur Andersen LLP is able to make certain representations to its clients, we cannot assure you that the SEC will continue to accept such financial statements, or that Arthur Andersen LLP will continue to be able to provide such representations.

Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited or reviewed by Arthur Andersen LLP, if Arthur Andersen LLP becomes unable to make the required representations, if our audit committee decides to terminate Arthur Andersen LLP as our independent auditor, or if for any other reason Arthur Andersen LLP is unable to perform required audit-related services for us. In such a case, we would promptly seek to engage new independent certified public accountants, and we may incur significant expense in familiarizing such new auditors with our accounting. Furthermore, relief which may be available under the federal securities laws against auditing firms may not be available as a practical matter against Arthur Andersen LLP should it cease to operate or be financially impaired.

The audit committee of our board of directors reviews the selection of our independent certified public accountants each year, and currently is conducting such a review.

ITEM 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

Sun International was incorporated in The Bahamas in 1993, and is an international business company under the International Business Companies Act, 1989 of the Commonwealth of The Bahamas. The Company is

registered under number 46,600B at the Companies Registry of The Bahamas. Our executive offices are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas, and the telephone number is 242-363-3000. Our agent for service of process in the United States is Corporation Services Company, 1013 Centre Road, Wilmington, Delaware 19805. On March 1, 1996, we listed our Ordinary Shares for trading on The New York Stock Exchange ("NYSE"), and such shares trade under the symbol "SIH". Effective July 2002, we are changing our corporate name to Kerzner International Limited, and our shares will be listed under the new ticker symbol "KZL". See "Recent Developments – Name Change" below.

Sun International was established in order to acquire the Paradise Island Resort and Casino and related operations from Resorts International, Inc. The acquisition was completed in May 1994.

In June 1994, we established Sun Cove Limited ("Sun Cove"). Sun Cove has a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership. In September 1995, TCA entered into a Gaming Facility and Construction Agreement with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") pursuant to which TCA assisted the Mohegan Tribe with the design, development and financing of the Mohegan Sun resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun"). In addition, in August 1995, TCA entered into a gaming management agreement (the "Management Agreement") with the Mohegan Tribe pursuant to which TCA provided certain management, marketing and administrative services to the Mohegan Tribe upon the opening of Mohegan Sun in October 1996. In February 1998, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") pursuant to which the Management Agreement was terminated effective January 1, 2000 and the Mohegan Tribe assumed full management responsibility for Mohegan Sun. In addition to the Relinquishment Agreement, in February 1998 the Mohegan Tribe appointed TCA to develop its $1 billion expansion of Mohegan Sun. See (B) Business Overview-Connecticut for a further description of the Relinquishment Agreement and the $1 billion expansion.

In May 1995, we acquired from SIIL equity interests in Sun Resorts Limited, Societe de Participation et d'Investissement dans les Casinos ("Sun France") and SIIL's project development and management businesses. We sold our interest in Sun France in early 1997.

In December 1996, we acquired Sun International North America ("SINA", formerly Griffin Gaming & Entertainment, Inc.). SINA is a holding company which, through an indirect wholly-owned subsidiary, owned and operated 644-room casino hotel property in Atlantic City, New Jersey ("Resorts Atlantic City"). During 1997, Sun International contributed to SINA the stock of Sun Cove and that of all the companies located in the State of Florida that support the Bahamian Operations. As explained below, on April 25, 2001 we sold Resorts Atlantic City to an unaffiliated company.

In 1999, we formed a joint venture with Vistana, Inc. ("Vistana"), a subsidiary of Starwood, to develop a time-share project on Paradise Island ("Harborside at Atlantis"). We and Vistana each have a 50% interest in the joint venture.

In January 2000, we had received a proposal from SIIL, at that time, the majority shareholder of Sun International, to acquire in a merger transaction all of our Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the "Special Committee"), which retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised us that its proposal had been withdrawn.

In order to allow our shareholders to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. In August 2000, we announced the completion of the self-tender, pursuant to which we purchased 5,000,000 Ordinary Shares at $24 per share. The self-tender offer was financed with borrowings under our Revolving Bank Credit Agreement (the "Revolving Credit Facility").

In August 2000, we established SunOnline Limited, our Internet gaming subsidiary. In August 2001 we commenced internet gaming operations on a test basis. In September 2001, we received a license to operate in the Isle of Man and commenced live gaming operations in January 2002. See "Item 4 (B) Business Overview - Internet Gaming". In February 2002, we entered into a contract to sell 50% of our internet gaming subsidiary. See "Recent Developments" below.

On July 3, 2001, we announced the restructuring of our former majority shareholder, SIIL. In connection with this restructuring, among other things, the shareholders agreement governing SIIL was terminated and SIIL was dissolved. See "Item 4 (C) Organization Structure" and "Item 7 Major Shareholders and Related Party Transactions".

Effective August 2001, we acquired a 25% interest and a 25 year management contract in the Kanuhura Sun Resort & Spa Limited ("Kanuhura") for approximately $3.8 million. Kanuhura is a 120-room luxury resort located on Kanuhura Island in the Maldives, which is located approximately 600 miles southwest of the southern tip of India.

Sale of Resorts Atlantic City

On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note which was paid in full in March 2002. In addition, Colony has a two year option to acquire certain undeveloped real estate that we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million (the "Atlantic City Option"), which option can be extended for an additional two years under certain circumstances. Most of the Atlantic City Option property is currently leased by SINA to Colony. The net cash proceeds received from this transaction were used to reduce the amount of borrowings outstanding on the Revolving Credit Facility. See "Item 5. Operating and Financial Review and Prospects, (B) Liquidity, Capital Resources and Capital Spending" for further discussion on the Revolving

Credit Facility. Net assets held for sale on the accompanying consolidated balance sheets as of December 31, 2000 represent the adjusted book value of the assets disposed of in the Resorts Atlantic City Sale.

2001 Consent Solicitation

On July 10, 2001, we commenced a consent solicitation with holders of our $200 million principal amount of 9.0% senior subordinated notes due 2007 (the "9% Senior Subordinated Notes") and $100 million principal amount of 8 5/8% senior subordinated notes due 2007 (the "8 5/8% Senior Subordinated Notes"). We sought proposed amendments of certain provisions of the indentures pursuant to which the 9% Senior Subordinated Notes and 8 5/8% Senior Subordinated Notes were issued.

The proposed amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of $199.2 million of the total $229.2 million loss recorded by us in connection with the Resorts Atlantic City Sale, for purposes of determining our ability to make certain investments, such as certain minority investment in joint ventures. In addition, the amendments increased, from 2.0:1 to 2.5:1, the Consolidated Coverage Ratio required in order for us to incur additional indebtedness. The Consolidated Coverage Ratio is defined as consolidated earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") to fixed payments, as defined in the indentures. The consent solicitation, as amended and extended, was finalized on July 23, 2001.

On July 24, 2001, we announced that we had received the requisite consents from the holders of the 9% Senior Subordinated Notes and 8 5/8% Senior Subordinated Notes. Accordingly, we, along with the trustee under the indentures, executed and delivered supplemental indentures containing the amendments described in the amended consent solicitation. Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments.

Refinancing

8 7/8% Senior Subordinated Notes

On August 14, 2001, we issued $200 million principal amount of 8 7/8% senior subordinated notes due 2011 (the "8 7/8% Senior Subordinated Notes"), which, after costs, resulted in net proceeds of approximately $194 million. The 8 7/8% Senior Subordinated Notes, which are unsecured obligations, are unconditionally guaranteed by substantially all of the wholly-owned subsidiaries of the Issuers. Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually commencing February 15, 2002. The indenture for the 8 7/8% Senior Subordinated Notes contains certain covenants, including limitations on our ability to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, and (iii) make certain other restricted payments.

All of proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to further repay amounts outstanding under the Revolving Credit Facility.

Fourth Amended and Restated Credit Facility (the "Amended Revolving Credit Facility")

Prior to 2001, the maximum amount of borrowings that could be outstanding on our Revolving Credit Facility was $500 million. In January 2001, the Revolving Credit Facility was amended. In accordance with the amendment, the maximum amount of borrowings outstanding was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum amount of borrowings that could be outstanding to $373 million. This limitation on borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

On November 13, 2001, we entered into the Amended Revolving Credit Facility with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances. We are currently engaged in discussions with certain Lenders to increase the maximum allowable borrowings that may be outstanding under the Amended Revolving Credit Facility to $300 million, in which case, an additional $50 million of borrowings would be available under certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) LIBO Rate (as defined) plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBO Rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full on November 8, 2006.

The Amended Revolving Credit Facility contains restrictive covenants that include among other things: (a) restrictions on the payment of dividends, (b) a minimum relationship between EBITDA and (i) interest expense, (ii) total debt and (iii) senior debt and (c) a minimum level of consolidated net worth, as defined.

Recent Developments

Name Change

On May 20, 2002, we announced plans to change our corporate name to Kerzner International Limited. We anticipate finalizing the name change on or before July 1, 2002 at which time our stock, which currently trades on the New York Stock Exchange under the symbol "SIH", will be listed under the new ticker symbol "KZL". The name change is being implemented in accordance with agreements related to the restructuring of our former major shareholder, SIIL, which was announced in July 2001. See "Item 7.

Major Shareholder and Related Party Transactions". There will be no change in our management or worldwide operations as a result of the name change.

Shelf Registration

On May 22, 2002, we announced that we filed a universal shelf registration statement with the SEC relating to the sale of up to $500 million in securities. The shelf registration statement allows us the flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, ordinary shares, preference shares and warrants, and replaces our 1997 Shelf Registration which related only to debt securities. See "Item 5. Operating and Financial Review and Prospects – (B) Liquidity, Capital Resources and Capital Spending – 1997 Shelf Registration". We may also utilize the shelf registration statement to register secondary sales of ordinary shares by selling shareholders. At present, we do not have any plans to issue any additional debt securities, ordinary shares, preference shares or warrants pursuant to this shelf registration.

The registration statement filed with the SEC has not yet become effective. The securities registered under this registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective. Following the effective date of the shelf registration, the securities may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Private Offering of $200 Million of Senior Subordinated Notes

On May 20, 2002, we completed a private offering of $200 million of additional 8 7/8% Senior Subordinated Notes to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act. The senior subordinated notes were not registered under the Securities Act or under the state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. We are obligated under a registration rights agreement to complete an exchange offer with respect to these notes within 210 days from the closing. The proceeds from these senior subordinated notes have been and will be used to repay the 9% Senior Subordinated Notes pursuant to the Tender Offer and Consent Solicitation described below.

Tender Offer and Consent Solicitation

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. The tender offer was made pursuant to an Offer to Purchase and Consent Solicitation Statement (the "Statement") and a related Letter of Transmittal and Consent, dated May 8, 2002. The tender offer is scheduled to expire at midnight, New York City time, on June 4, 2002, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The proposed amendments would eliminate substantially all of the restrictive covenants and certain events of default from

the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

Subject to conditions specified in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered note received (and not properly revoked) on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 and accepted for payment is $1,045.00 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 (and do not withdraw their tender). Holders who tender their notes after that time but prior to the expiration of the tender offer will receive $1,025.00 per $1,000.00 of principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest.

We have called for redemption, in accordance with the terms of the indenture governing the notes all notes that remain outstanding at this time, at the applicable redemption price of $1,045.00 per $1,000.00 of principal amount thereof, plus interest accrued to the redemption date.

On May 21, 2002, we announced that we had received the tenders and consents required to eliminate or modify the restrictive covenants pursuant to the indentures. As of the Consent Date, approximately 93% of the 9% Senior Subordinated Notes were received and accepted for payment by us. Accordingly, on May 21, 2002, we paid a total consideration of $1,045 per $1,000 aggregate principal amount of Notes plus accrued interest through the Consent Date, which amounted to approximately $188.4 million. Furthermore, the Company and the trustee have executed a supplemental indenture containing certain amendments to the indenture as described in the Statement.

Trading Cove New York

Through a wholly-owned subsidiary, we own 50% of Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. In March 2001, TCNY entered into a Development Services Agreement (the "Development Agreement") with the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") for the development of a casino project (the "Project") in the Catskill region of the State of New York (the "State"). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U.S. District Court for the Northern District of New York against the State.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated

for the Project. In February 2002, the Stockbridge-Munsee Tribe filed a Land to Trust Application with the U.S. Department of the Interior, Bureau of Indian Affairs (the "BIA"), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January 2002, a lawsuit was filed in the Supreme Court of the State of New York (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002 and are pending.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

Proposed Sale of 50% of Internet Gaming Subsidiary

On February 15, 2002, Sun International and Station Casinos, Inc. ("Station Casinos") entered into an agreement pursuant to which Station Casinos will purchase a 50% interest in SunOnline Limited, our internet gaming subsidiary. Each company will have equal board representation and SunOnline will be the exclusive vehicle for both Sun International and Station Casinos to pursue the internet gaming business in certain jurisdictions. Currently, the purchase price is estimated at $7.0 million which is subject to change based on SunOnline's results of operations between now and the closing of the transaction. We expect the transaction to close by the third quarter of 2002. The transaction is subject to a number of conditions, including regulatory approvals.

(B) Business Overview

We are a leading developer and operator of premier destination casino resorts and luxury hotels. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex ("Atlantis") located in The Bahamas. We also developed and receive certain revenue from Mohegan Sun in Uncasville, Connecticut. In our luxury resort hotel business, we operate eight beach resorts at locations in Mauritius, Dubai, the Maldives and The Bahamas. Also, as described above, we are

in the early stages of an internet gaming venture, which was in the testing phase through the end of 2001 and commenced operations effective January 2002.

The Properties

The Bahamas

Through certain Bahamian subsidiaries (the "Bahamian Operations"), we own approximately 600 acres or almost 70% of Paradise Island, on some of which we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the Ocean Club Resort, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land, which is available for sale or development.

Casino hotel and related revenues earned at our properties on Paradise Island in The Bahamas for the years ended December 31, 2001, 2000 and 1999 were $472.3 million, $471.2 million and $441.1 million, respectively. In addition, in 2001 and 2000, we earned real estate related revenues of $9.8 million and $108.7 million, respectively, from the sale of homesites in The Bahamas and $1.4 million and $3.4 million, respectively, of management fees for services provided to Harborside at Atlantis, described below.

Paradise Island has extensive existing infrastructure and is easily accessible from the densely populated eastern United States. There are regularly scheduled airline flights from South Florida, New York City and various other major US cities to neighboring Nassau. Flights from South Florida and New York City have flight times of approximately 50 minutes and two and one-half hours, respectively.

During 1999, we completed several development projects including a 30,000 square foot retail link connecting the Coral Towers to the new entertainment center, the new porte cochere for the Coral Towers, an 1,800 car parking garage, a new laundry facility, a Bahamian arts and crafts market and a sports center, which includes an 18-hole putting course and a tennis center. These projects cost approximately $100 million. In addition, as part of a 1998 expansion project, we completed the conversion of a previously existing 30,000 square foot casino space into a convention center.

In September 1999, Paradise Island was hit by Hurricane Floyd, a hurricane rated by the United States National Weather Service as a category five, its highest rating. The Paradise Island properties suffered approximately $45 million of property damage. At Atlantis, 230 rooms were taken out of service for three months and the Ocean Club, described below, was closed for approximately three and one half months.

We had full property and business interruption insurance coverage and remedial work was completed by year-end 1999. Hurricane Floyd was the first significant hurricane to hit Paradise Island in over thirty years.

During 2000, we completed the redevelopment of the Paradise Island Golf Course into a first class championship venue, designed by Tom Weiskopf. The redevelopment included a new clubhouse and development of the infrastructure to support the Ocean Club Estates housing development, which comprised 121 luxury homesites surrounding the golf course. As of December 31, 2001, although a few lots are pending final closing, all of the available homesites have been sold.

In addition to Atlantis and the Paradise Island Golf Club, our Paradise Island operations include the Ocean Club, a high-end luxury resort hotel with 106 guest rooms including an addition completed in 2000. The addition to the Ocean Club comprised 50 luxurious rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million

During the second half of 2000, we completed an extensive capital expenditure program of approximately $20 million at Atlantis' Beach Tower. This program included the renovation of all of the Beach Tower's 425 rooms and improvements to certain public spaces.

During 2001, we completed a major capital expenditure program of approximately $20 million to complete renovations at the Ocean Wing of Atlantis' Coral Towers. This included the renovation of approximately 400 rooms, including improvements to certain public spaces.

Through our Bahamian Operations, we also own and operate shops, restaurants, bars and lounges, tennis courts and other resort facilities on Paradise Island, as well as roads and other land improvements on Paradise Island, and a water and sewage system which serves, at stated charges, substantially all facilities on Paradise Island, including non-affiliated customers

As described under "Item 4 (A) History and Development of the Company", we and Vistana each have a 50% interest in Harborside at Atlantis. Construction of 82 two bedroom units was completed in February 2001 and sales of the timeshare units began in May 2000. As of the first quarter, approximately 50% of the inventory has been sold. As part of its joint venture agreement, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Our Bahamian Operations own a 100-room beachfront resort hotel, Paradise Paradise. This property was closed to the public in September 1998 and has been used since then to house expatriate employees, primarily construction staff.

We previously had plans for an additional 700-room Phase III hotel project at Atlantis. However, considering our available development resources and alternative uses of capital, we have postponed this project and as a result, annual tax incentives of approximately $3.0 million pursuant to our agreement with the Bahamian Government have been suspended. See "Certain Matters Affecting the Company's Bahamian

Operations-Heads of Agreement" below for a description of these tax incentives. In the event we begin construction of the Phase III project, these tax incentives will be prospectively reinstated. Although we currently have no plans to proceed with the Phase III development, we will continue to consider the results at our Paradise Island operations as well as general business trends and alternative uses of our capital in determining the timing of proceeding with Phase III.

Atlantic City

As previously described, we sold Resorts Atlantic City on April 25, 2001. However, we continue to own approximately 13 acres of additional land available for development immediately adjacent to Resorts Atlantic City. This land is included in the Atlantic City Option and, effective April 25, 2001, is leased to Colony for a fee of $100,000 per month.

Casino hotel and related revenues earned at Resorts Atlantic City for the years ended December 31, 2000 and 1999 were $258.0 million and $243.1 million, respectively.

In July 1999, we completed a renovation of Resorts Atlantic City, which included extensive renovations to the casino floor, hotel lobby, guest rooms and suites, room corridors, restaurants, the hotel porte cochere, public areas and the addition of a new VIP player lounge. The total cost of the 1999 expansion was approximately $48 million. In 2000, we completed a further renovation of the casino, which included construction of a new nine-bay bus depot, a waiting area with seating for approximately 250 patrons and various other amenities. Additionally, the casino floor was expanded to include additional slot machines. The total cost of this project, including the new slot machines, was approximately $7.0 million.

Connecticut

For the years ended December 31, 2001, 2000 and 1999, we received payments from TCA in the amount of $27.4 million, $23.6 million and $39.3 million, respectively.

As is described under "Item 4 (A) History and Development of the Company", we have a 50% interest in, and are a managing partner of, TCA. Until December 31, 1999, under the Management Agreement, TCA received between 30% and 40% of the net profits, as defined, of Mohegan Sun.

Effective January 1, 2000, pursuant to the Relinquishment Agreement, TCA receives payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, we receive certain priority payments from TCA. In addition, for seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives pursuant to the Relinquishment Agreement as a priority payment prior to making pro rata distributions to its partners.

In 1998, the Mohegan Tribe appointed TCA to develop its $1 billion expansion of Mohegan Sun for a fee of $14 million. Prior to the expansion, Mohegan Sun featured a 176,500 square foot casino with 3,655 slot machines and 158 table games, as well as guest parking for 7,500 cars. The expansion includes an

additional 119,000 square foot casino containing 2,564 slot machines and 82 table games, a 34-story, 1,200-room luxury hotel, 100,000 square feet of convention space, a 10,000-seat arena, 4,600 additional parking spaces, 130,000 square feet of retail space, specialty retail shops and additional restaurants. The new casino opened in late September 2001, the convention space and majority of the hotel rooms opened in April 2002, and the remainder of the expansion is expected to open by April 2002.

We believe the Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast and one of the most profitable casinos in the United States. The property incorporates its historical Native American theme through unique architectural features and the use of natural design elements such as timber, stone and water. As a result of the expansion, the gaming area comprises approximately 296,000 square feet of gaming space and features more than 6,200 slot machines, 240 table games and 42 poker tables. We believe Mohegan Sun benefits from a superior location and strong demographics. It is located approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A in Uncasville, Connecticut and is within 150 miles of approximately 22 million adults. The Mohegan Tribe spent approximately $40 million for infrastructure improvements providing direct highway access to the property from Boston, Providence and New York.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, LLC. In the event of deadlock there are mutual buy-out provisions.

Indian Ocean Resorts

In Mauritius, we manage and own interests in five beach resorts ("Indian Ocean Resorts") including the 175-room Le Saint Geran Hotel ("Le Saint Geran"), the 200-room Le Touessrok Hotel & Ile Aux Cerfs ("Le Touessrok"), the 248-room La Pirogue Hotel ("La Pirogue"), the 333-room Le CoCo Beach ("Le CoCo Beach") and the 238-room Sugar Beach Resort Hotel ("Sugar Beach"). We earned management fees for services provided to the Indian Ocean Resorts for the years ended December 31, 2001, 2000 and 1999 of $6.8 million, $7.5 million and $6.5 million, respectively.

Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited, the Mauritius company that owns and operates the Indian Ocean Resorts. Effective June 16, 2000, Sun Resorts Limited issued additional shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%. Until late 2000, Sun Resorts Limited also owned the 187-room Le Galawa Beach Resort ("Le Galawa") in the Comoro Islands. In November 2000, Le Galawa was sold to an unaffiliated party. Mauritius is a tropical island located in the Indian Ocean approximately 1,200 miles from the east coast of mainland Africa.

The resorts in Mauritius are marketed primarily to luxury and mid-market tourists from Europe and southern Africa. Le Saint Géran and Le Touessrok offer deluxe accommodations and are acknowledged by the European travel trade to be among the finest beach resorts in the world. Le Saint Geran was voted "Best Hotel of the Year 2002" by Tatler magazine in the United Kingdom. The Conde Nast Awards for Tourism recently rated Le Touessrok as the number one beach resort in the world and Le Saint Geran was also

included in the top ten. La Pirogue, Le CoCo Beach, and Sugar Beach cater to mid-market and budget travelers.

Le Saint Geran was closed in April 1999 for reconstruction and reopened in December 1999. The 175 rooms at Le Saint Geran include 162 suites, 12 rooms and an island-style home villa. Le Touessrok was closed in January 2002 for renovations and is expected to re-open at the end of 2002.

Mauritius' tourist industry mainly comprises visitors from Great Britain, Germany, France, Italy and South Africa. Scheduled air service to and from Mauritius is provided through scheduled flights on numerous airlines including Air France, British Airways, Cathay Pacific, Singapore Airlines, Air India, Air Mauritius, Condor and South African Airlines. Sun Resorts Limited is a leading resort operator at the upper end of the market.

Pursuant to the management agreements with the Indian Ocean Resorts, we provide comprehensive management services under individual management agreements with each of Le Saint Géran, Le Touessrok, La Pirogue, Sugar Beach and Le CoCo Beach. The term of each of these management agreements (the "Indian Ocean Management Agreements") continues through December 2008.

Under each of the Indian Ocean Management Agreements, we receive a management fee calculated as a percentage of revenues (2%) and adjusted EBITDA (15%). We also receive project-consulting fees charged at 2.5% of the total project costs for construction and refurbishment at each resort.

The Republic of Mauritius

The Republic of Mauritius is a small, multi-ethnic, independent country consisting of several islands with a land area of about 720 square miles. The Republic of Mauritius is located in the Indian Ocean and has a population of approximately 1.1 million. The main island, Mauritius, lies approximately 1,200 miles off the east coast of mainland Africa. The other islands are Rodrigues Island, the Agalega Islands and the Cargados Carajos Shoals. The climate is subtropical and generally humid. Most residents are bilingual, speaking English and French. Mauritius has been independent since 1968 and a republic since 1991. Presidential elections are held every five years and the next election will be held in 2004.

Dubai

We earned management fees for services provided to the Royal Mirage Hotel for the year ended December 31, 2001, 2000 and for the four months of operation in 1999 of $1.1 million, $1.2 million and $.5 million, respectively.

In 1999, we entered into an agreement to manage the Royal Mirage Hotel in Dubai, which opened in August 1999. The Royal Mirage Hotel is a luxury 258-room hotel built to resemble an Arabian fortress on Jumeira Beach in Dubai. The agreement has a term of twenty years from the opening of the hotel. Under the terms of the management agreement, we receive a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be

renegotiated after ten years. The owner of the Royal Mirage Hotel has retained us to develop an additional 240 rooms to the property, which will also be managed by us. The expansion is expected to be completed by December 2002.

Maldives

In July 2001, we entered into an agreement to manage Kanuhura. Kanuhura is a 120-room luxury resort located on Kanuhura Island in the Maldives, approximately 600 miles southwest of the southern tip of India. Under the terms of the management agreement, we receive a management fee calculated as a percentage of revenue (1.0%) and gross operating profit, as defined (10%). Pursuant to the management agreement, we waived certain of these fees for the six-month period ended December 31, 2001, and therefore, revenues earned by us in this period were minimal.

Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million.

Internet Gaming

In February 2001, we entered into an agreement with Boss Media AB to develop an internet gaming software solution. Through a wholly owned subsidiary, SunOnline, we designed our website and developed and implemented systems and procedures to exclude play from jurisdictions where internet gaming is illegal, such as the United States. From August to December 2001, we operated the site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems to maintain compliance with all applicable laws. Costs incurred during 2001 in connection with internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. In September 2001, we were awarded one of the first three online gaming licenses granted by the Isle of Man. In January 2002, our internet gaming subsidiary became the first Isle of Man licensee to commence live gaming operations when it launched www.CasinoAtlantis.com, our internet wagering site. As described under "Item 4. (A) History and Development of the Company - Recent Developments", in February 2002, we entered into an agreement with Station Casinos to sell 50% of our internet gaming subsidiary to Station Casinos.

Florida

Our indirect wholly-owned subsidiary, Sun International Resorts, Inc. ("SIRI"), a Florida corporation, together with its subsidiaries based in Florida, provides general and administrative support services, marketing services, travel reservations and wholesale tour services for the our Paradise Island operations.

France

Through an indirect wholly-owned subsidiary, we own a tour operator company in France, Sun Vacances. Sun Vacances primarily services patrons in France, and offers reservations services for travel to the Indian Ocean Resorts, the Royal Mirage Hotel in Dubai and Kanuhura in the Maldives.

Seasonality and Weather

Our business has historically been seasonal, with the largest number of patrons visiting The Bahamas and Mauritius during late December and the first three months of the calendar year. Accordingly, our revenues and operating profits have historically been higher during the first calendar quarter than in successive quarters. In addition, The Bahamas and Mauritius are subject to tropical weather and storms, which, if severe, can interrupt the normal operations and affect tourism. Similarly, inclement weather can adversely affect the revenues that we derive from Mohegan Sun as the principal means of transportation to this property is by automobile or bus. Higher revenues and earnings are typically realized from the Connecticut operations during the middle third of the year.

During the third and fourth quarter of 1999, our Bahamian operations were negatively impacted by the effects of Hurricane Floyd in September 1999. The property sustained approximately $45 million of property damage, for which remedial work was completed by year-end 1999, and experienced a number of customer cancellations. We were fully insured for property loss and business interruption. We expect to remain fully insured against property and business interruption damage resulting from storms. However, as a result of Hurricane Floyd, as well as substantial losses experienced by the overall insurance industry throughout the past year, effective July 1, 2000, we incurred substantial increases in our insurance premiums paid. In November 2001, Hurricane Michelle, a category one hurricane, moved through The Bahamas. Although there was no disruption in our operations caused by the storm, our properties suffered approximately $25 million in damage that was also significantly covered by our insurance policies.

Competition

General

The resort and casino industries are highly competitive. Our destination casino resorts compete with other resorts and casinos, including land-based, riverboat, dockside and cruise ship on-board casinos and other forms of gaming, as well as other forms of entertainment. Our luxury resort hotels compete with other resorts and hotels located in markets where we conduct business. We believe the ability to compete effectively in these industries is based on a number factors, including the scope, quality, location and accessibility of facilities, the effectiveness of marketing efforts, customer service, the relative convenience of available transportation, service and the quality and price of rooms, food and beverages, convention facilities and entertainment.

The Bahamas

Our Paradise Island operations compete with cruise ships and other hotels and resorts, on Paradise Island, New Providence, Grand Bahama Island and the neighboring Caribbean islands. We estimate that there are approximately 8,500 rooms on Paradise Island and New Providence combined, of which approximately 4,000 are located on Paradise Island, including 2,423 in hotels owned and operated by us. The Nassau Marriott, our primary competitor in The Bahamas, is an 867-room resort and casino.

We also compete with The Resort and Casino at Bahamia and Our Lucaya, both located on Grand Bahama Island, approximately 40 minutes by air from Paradise Island. The Resort and Casino at Bahamia includes a 20,000 square foot casino, a 965-room hotel, restaurants and other leisure facilities. Our Lucaya includes a 1,350-room hotel and a new 35,000 square foot casino that is not yet open.

Connecticut

The Connecticut market is the fourth largest gaming market in the United States, with approximately 22 million adults within 150 miles of Mohegan Sun. Mohegan Sun and Foxwoods Resort and Casino ("Foxwoods"), at present are the only two casinos in the Connecticut market. Foxwoods has approximately 6,600 slot machines, and for the year ended December 31, 2001 reported slot revenue of approximately $783 million. The Oneida Nation operates a casino near Syracuse, New York and other Native American tribes in the states of New York, Rhode Island, Massachusetts and Connecticut are seeking approvals to establish gaming operations which would further increase competition, particularly for day-trip patrons. Mohegan Sun also competes with Atlantic City and several small Native American gaming facilities throughout the northeast United States.

In Connecticut, under the tribal-state compacts between the State and each of the Mohegan Tribe and the other Native American casino in the State, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). In March 2000, two additional Native American tribes in Connecticut, the Eastern Pequots and the Paucatuck Eastern Pequots, received a proposed positive recommendation by the Federal Bureau of Indians Affairs (the "BIA") to receive federal recognition as tribes. The applications for federal recognition are pending and the federal district court ordered the BIA to make a final determination on federal recognition by early December 2001, however, the court granted the BIA a six-month extension to make a final decision. If either of the two tribes receives federal recognition, they could seek to obtain trust land and approvals to conduct casino gaming in Connecticut. In addition, two other Connecticut tribes have filed a letter of intent to petition the BIA for federal recognition, which are being actively considered.

Mauritius

In the Indian Ocean market, we primarily compete with other resorts on the islands in which we operate as well as other locations offering vacations to tourists from Europe, southern Africa and parts of Asia. Sun Resorts Limited owns five major hotels in Mauritius. In the luxury end of the Mauritian hotels market, Sun Resorts Limited owns two of the seven luxury hotels and offers a total of 375 of the approximately 1,000 rooms in Mauritius. Sun Resorts Limited faces more competition for the middle-market La Pirogue, Sugar Beach and Le CoCo Beach hotels.

Maldives

Kanuhura, a five star resort, competes with other resorts on the Maldives islands as well as other locations offering vacations to tourists from Europe, Southern Africa, and parts of Asia. Kanuhura primarily competes with the four other five star resorts in the Maldives. In this market, Kanuhura offers approximately 23% of the 489 available rooms.

Dubai

The premium leisure market in Dubai is mainly centered on the exclusive Jumeria Beach "golden mile", which currently is host to seven competing five star hotels. Each hotel has its own theme and particular leisure market niche. For example, the Royal Mirage focuses on the higher spending leisure traveler aged 40-65 seeking tranquility, the 600-room Jumeira Beach Hotel focuses on the family and group incentive market, while the 500-room Royal Meridien focuses on the middle spending leisure holiday market. Royal Mirage's 258 rooms account for over 10% of the beach rooms and has a distinctive local Arabian architecture and theme.

Certain Matters Affecting Our Bahamian Operations

Airline Arrangements

The majority of patrons at our resorts on Paradise Island arrive through Nassau International Airport located on New Providence Island. This large facility is served by several carriers offering scheduled jet service from New York, Atlanta, Toronto, Miami and other cities. Ground transportation is facilitated by two bridges linking Paradise Island and New Providence Island.

Union Contract Arrangements

In The Bahamas, approximately 3,900 employees are represented by The Bahamas Catering and Allied Workers Union (the "Union"). The Bahamian Operations participate in The Bahamas Hotel Employers Association (the "Association"), which represents resort operators in the Paradise Island-New Providence Island area. The Association's existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are often the target of labor disputes.

Casino License

Paradise Enterprises Limited, ("PEL"), a subsidiary that is part of the Bahamian Operations is currently licensed to operate the Atlantis Casino under the Bahamian Gaming Act (the "Gaming Act"). In accordance with Bahamian casino licensing requirements, PEL is obligated to have its casino license renewed annually by the Gaming Board. In addition, other than an existing contingent obligation to grant two casino licenses, the Bahamian Government agreed that it will grant no new casino licenses with respect to gaming operations

on Paradise Island or New Providence Island until 2013, provided that our Bahamian Operations achieve 75% of our projected minimum employment growth of 2,000 full-time jobs in connection with our expansion and development plans by year ten of the renewal period. The current level of employment at our Bahamian Operations meets this condition.

Basic License Fee

Currently, the Gaming Act provides for taxes on casino revenues consisting of an annual basic license fee of $200,000.

Casino Win Tax

In replacement of the higher gaming taxes and fees previously payable, the Bahamian Government agreed, beginning January 1, 1998 until December 2018, to set annual casino license fees at $100,000 per thousand square feet of casino space, plus a minimum annual casino win tax of $4.3 million on all gaming win up to $20 million and 10% on all gaming win over $20 million. Additionally, during the 11 years beginning 1998, the Bahamian Government agreed to reduce the annual casino license fees by $5 million and reduce by 50% the win tax to be paid on gaming win over $20 million. These terms are subject to an agreement with the Bahamian Government described below under "Heads of Agreement". As described below, effective July 1, 2000, these additional incentives are not currently realized.

The following table summarizes, for the periods shown, the taxes and fees paid or accrued by our Bahamian Operations under the Gaming Act and certain agreements with the Bahamian Government:

	Years Ended December 31,		
	2001	**2000**	**1999**
Casino win	$10,749,000	$10,719,000	$9,631,000
Basic license and operating fees	200,000	200,000	200,000
Total	$10,949,000	$10,919,000	$9,831,000

Heads of Agreement

We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis. Under this agreement, we currently pay an annual license fee of $100,000 per thousand square feet of casino space, a minimum annual casino win tax of $4.3 million on all gaming win up to $20.0 million and a 10% gaming tax on all gaming win over $20.0 million. Subject to the condition described below, the agreement also provides for tax incentives consisting of a $5.0 million reduction of annual casino license fees and a 50% credit against all win tax on win over $20.0 million until 2009. This tax structure became effective January 1, 1998.

In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis, which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, we postponed this project. As a result, in June 2000, we were notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, as described below, the casino win tax reverted back to the structure in place prior to January 1, 1998, as follows: there is no change in the win tax on gaming win up to $20 million, however, we incur 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees stills applies; however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, we will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. The effect of these changes is expected to approximate a $3 million per year increase in gaming win tax. Under our agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event we begin construction of these additional rooms. Currently, we are considering proceeding with the Phase III development, which is expected to be a 1000-room hotel that will cater to the middle market customer segment.

The agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Pursuant to the Heads of Agreement, SIIL has agreed to control a majority of our Board of Directors through June 30, 2004. As described in "Item 7 - Major Shareholders and Related Party Transactions – Restructuring of Relationship with Majority Shareholder", SIIL has been dissolved. However, in accordance with this restructuring, the term of our current directors has been extended until our annual general shareholders meeting in 2004, which we believe will satisfy this requirement.

The Commonwealth of The Bahamas

The Commonwealth of The Bahamas had a population of approximately 300,000 in 2001. The Bahamas includes approximately 700 islands, 29 of which are inhabited, and extends from east of the Florida coast to just north of Cuba and Haiti. Over 60% of the population lives on New Providence Island, where Nassau, the capital of The Bahamas, is located. The Bahamas first obtained internal self-government in 1964 and became an independent nation within the British Commonwealth in 1973. The first elections under universal adult suffrage were held in November 1962. The former government was first elected in 1992 and re-elected in March 1997, having succeeded a government that was in power for over 20 years. Most recently, on May 2, 2002 general elections were held and a new government installed including a new Prime Minister and Deputy Prime Minister. The official language is English.

The currency of The Bahamas has been tied to the U.S. dollar since 1970 with an official exchange rate of U.S. $1.00 equal to 1.00 Bahamian dollar.

The Ministry of Tourism spends over $35 million annually to promote The Bahamas and in recent years the government has made large investments in the expansion of both Nassau Harbor and Nassau International Airport.

Sales and Marketing

Our marketing goal is to drive demand direct from the consumer through high profile public relations, publications and special events promotions and advertising. To support our operations in The Bahamas, we maintain an inventory of rooms for distribution through our tour operator, PIV, Inc. For the year ending December 31, 2001, PIV, Inc. generated tour operations revenues of approximately $33.2 million as compared to $36.3 million for 2000. Similarly our operations in the Mauritius, Dubai and the Maldives are supported through our own network of European marketing offices. In addition, we channel distribution for all of our operations through primary wholesalers in the travel agent community with a favorable commission structure.

We spent approximately $20 million in 2001 on sales and marketing for our operation in The Bahamas and expect to spend a similar amount in 2002. Pursuant to the Heads of Agreement, described above under "Certain Matters Affecting Our Bahamian Operations-Heads of Agreement", we receive $4.0 million per year from the Bahamian Government toward the direct costs related to certain marketing events, public relations activities and the production and placement of advertisement in all media through 2003.

Certain Matters Affecting Our Connecticut Operations

Regulation

The Mohegan Tribe is a federally recognized Native American Indian tribe with approximately 1,100 members, whose federal recognition became effective May 15, 1994. In May 1994, the Mohegan Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate Class III gaming operations (slot machines and table games). Under this tribal-state compact, Mohegan Sun is subject to a 25% gaming fee on slot revenues payable to the State of Connecticut so long as the State does not issue any further licenses for gaming operations with slot machines or other commercial casino games (other than to a Native American tribe on Native American land). TCA managed the development and construction and, until December 31, 1999, managed the operation and marketing of Mohegan Sun.

Each of the partners of TCA and certain employees of Mohegan Sun must be licensed by relevant tribal and state authorities. Each of the partners of TCA has received a gaming license from the Commissioner of Revenue Services of the State of Connecticut. In addition, gaming licenses or management agreements held or subsequently acquired by us pursuant to applicable law and regulations, including the IGRA and the National Indian Gaming Commission (the "NIGC") regulations, may require review, approval or licensing of any person or entity directly, or indirectly possessing or acquiring 10% or more of our equity securities (a "Substantial Interest"). The NIGC may be required to review and approve any such person or entity and make a finding of suitability pursuant to the IGRA and NIGC regulations. If the NIGC were to determine

that a person or entity holding a Substantial Interest in a gaming management agreement was unsuitable, prior approval of the management agreement could be revoked, subsequent approvals or renewals could be blocked and certain required gaming licenses could be suspended, rescinded or denied.

Priority Payments

Pursuant to subcontracts for management services, organization and administrative services and marketing services provided to TCA, prior to January 1, 2000 we received certain priority payments from TCA. Each of these priority payments was paid from TCA's management fees prior to the pro rata distribution to TCA's partners of TCA's profits. Furthermore, for seven years beginning January 1, 2000, TCA pays us the first $5.0 million of the profits it receives each year pursuant to the relinquishment agreement as a priority payment prior to making pro rata distributions to its partners

Waiver of Sovereign Immunity

Pursuant to the Management Agreement and the Relinquishment Agreement, the Mohegan Tribe has waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purpose of compelling arbitration or enforcing any arbitration or judicial award arising out of TCA's agreement with the Mohegan Tribe. The parties have agreed that all disputes and claims arising out of TCA's agreement with the Mohegan Tribe or the Mohegan Tribe's gaming ordinance will be submitted to binding arbitration, which shall be the sole remedy of the parties, and that punitive damages may not be awarded to either party by any arbitrator. The Mohegan Tribe's waiver of sovereign immunity is limited to enforcement of monetary damages from undistributed or future net revenues of Mohegan Sun (or, under certain conditions, net revenues of other gaming operations of the Mohegan Tribe). Funds earned and paid to the Mohegan Tribe as the Mohegan Tribe's share of net revenues prior to any judgment or award are not subject to the waiver and would not be available for levy pursuant to any judgment or award.

Gaming Disputes Court

The Mohegan Tribe's Constitution (the "Mohegan Constitution") provides for the governance of the Mohegan Tribe by a tribal council, in which the legislative and executive powers of the Mohegan Tribe are vested, and a constitutional review board. On July 20, 1995, the tribal council enacted a tribal ordinance creating the Gaming Disputes Court (the "Court"), which is composed of a trial and an appellate branch. The Mohegan Constitution and the tribal ordinance establishing the Court give the Court exclusive jurisdiction for the Mohegan Tribe over all disputes and controversies related to gaming between any person or entity and the MTGA, the Mohegan Tribe or TCA. The Court has been authorized by the Mohegan Constitution to consist of at least four judges, none of whom may be members of the Mohegan Tribe and each of whom must be either a retired federal judge or Connecticut Attorney Trial Referee (who is an attorney appointed by the Connecticut Supreme Court).

New Jersey Gaming Regulation

As a result of the Resorts Atlantic City Sale, effective April 25, 2001, we no longer operate a casino in Atlantic City. However, as the lessor of real estate in Atlantic City to Colony, SINA is required to maintain a casino service industry license.

Environmental Matters

We are subject to federal, state and local laws and regulations that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). From time to time, our operations have resulted or may result in certain noncompliance with applicable Environmental Laws. However, we believe that any such noncompliance would not have a material adverse effect on the our financial position, results of operations or cash flows.

The Mohegan Sun site was formerly occupied by UNC, a naval products manufacturer of, among other things, nuclear reactor fuel components. UNC's facility was officially decommissioned on June 8, 1994, when the Nuclear Regulatory Commission (the "NRC") confirmed that all licensable quantities of special nuclear material ("SNM") had been removed from the Mohegan Sun site and that any residual SNM contamination was remediated in accordance with the NRC-approved decommissioning plan.

From 1991 through 1993, UNC commissioned an environmental consultant to perform a series of environmental assessments on the Mohegan Sun site, including extensive soil investigations and groundwater monitoring. The environmental assessments detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. Extensive remediation of contaminated soils and additional investigations were then completed. Although the Mohegan Sun site currently meets applicable remediation requirements, no assurance can be given that the various environmental assessments with respect to the Mohegan Sun site revealed all existing environmental conditions, that any prior owners or tenants of Mohegan Sun site did not create any material environmental condition not known to the Mohegan Gaming Authority, that future laws, ordinances or regulations will not impose any material environmental liability or that a material environmental condition does not otherwise exist on the Mohegan Sun site. Future remediation may be necessary if excavation and construction exposes contaminated soil, which has otherwise been deemed isolated and not subject to cleanup requirements. Such remediation could adversely impact the results of operations of Mohegan Sun and therefore our results of operations and financial conditions.

In addition, the Environmental Protection Agency (the "EPA") has named a predecessor to SINA as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for the cleanup of contamination resulting from past disposals of hazardous waste at the Bay Drum site in Florida, to which the predecessor, among others, sent waste in the past. CERCLA requires PRPs to pay for cleanup of sites at which there has been a release or threatened release of hazardous substances. Courts have interpreted CERCLA to impose strict, joint and several

liability upon all persons liable for cleanup costs. As a practical matter, however, at sites where there are multiple PRPs, the costs of cleanup typically are allocated among the parties according to a volumetric or other standard. Because we have only limited information at this time regarding this site and the wastes sent to it by the predecessor, we are unable to determine the extent of our potential liability, if any, at this site.

(C) Organizational Structure

In July 2001, we announced the restructuring of our former majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders (collectively the "Reorganization"). SIIL's shareholders currently beneficially own approximately 58% of our Ordinary Shares. SIIL was itself owned in equal thirds by Kersaf, Caledonia and WLG. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders have obtained direct ownership of their Ordinary Shares. In addition, SIIL's shareholders have agreed to, among other things, certain standstill provisions in effect through June 2006, pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all our assets. Pursuant to a registration rights and governance agreement, we granted certain registration rights to SIIL's shareholders in respect of the Ordinary Shares held by them, and Kersaf has agreed to sell not less than two million of its Ordinary Shares in a registered public offering before June 30, 2002, subject to certain extensions. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and us. We agreed that, after a transition period not to exceed one year from June 30, 2001, we will cease using the names "Sun" and "Sun International".

Set forth below is a table listing our significant subsidiaries:

Name of Company	Country of Incorporation	% of Ownership*
Aberdeen Management Limited	Channel Islands	100%
Island Hotel Company Limited	The Bahamas	(1)
Paradise Beach Inn, Limited	The Bahamas	(4)
Paradise Enterprises Limited	The Bahamas	(1)
Paradise Island Limited	The Bahamas	(1)
PIV, Inc.	United States	(3)
Purposeful BV	Netherlands	(5)

Name of Company	Country of Incorporation	% of Ownership*
Sun Cove Limited	United States	(2)
Sun Cove New York, Inc.	United States	(2)
Sun Hotels International (Bermuda), Limited	Bermuda	100%
Sun Hotels International Management NV	N. Antilles	100%
Sun International Bahamas, Limited	The Bahamas	100%
Sun International Development Limited	The Bahamas	(1)
Sun International Management Ltd.	British Virgin Islands	100%
Sun International Management (UK) Ltd.	United Kingdom	100%
Sun International Marketing, Inc.	United States	(2)
Sun International New York, Inc.	United States	(2)
Sun International North America, Inc.	United States	100%
Sun International Resorts, Inc.	United States	(2)
Sun Vacances SA	France	(6)
Sunonline Limited	The Bahamas	100%

* % Voting Power equals % of Ownership
(1) 100% owned by Sun International Bahamas, Limited
(2) 100% owned by Sun International North America, Inc.
(3) 100% owned by Sun International Resorts, Inc.
(4) 100% owned by Paradise Island Ltd.
(5) 100% owned by Sun Hotels International Management NV
(6) 100% owned by Purposeful BV

(D) Property, Plant and Equipment

Our headquarters and registered office are located at Executive Offices, Coral Towers, Paradise Island, The Bahamas.

As of December 31, 2001 we own or lease properties in The Bahamas, the United States, the United Kingdom and France. Set forth below is a table listing our principal properties.

Name and Location	Owned or Leased	Principal Use	Size	Capacity	Extent Utilized Year 2001
Atlantis Paradise Island, The Bahamas	Owned	Hotel/Casino	117 acres	2,317 Rooms	77% Occupancy
Ocean Club Paradise Island, The Bahamas	Owned	Hotel/Casino	35 acres	106 Rooms	57% Occupancy
Ocean Club Golf Course Paradise Island, The Bahamas	Owned	Golf Course	209 acres	N/A	N/A
Undeveloped Land Paradise Island, The Bahamas	Owned	Future Development	100 acres	N/A	N/A
Undeveloped Land Atlantic City, New Jersey	Owned	(1)	23 acres	N/A	N/A
SIRI Ft. Lauderdale, Florida	Leased	Administrative and Marketing Office and Travel Agency	58,000 square feet	400 Employees	100%

(1) Approximately 13 acres are included in the Atlantic City Option, and effective April 25, 2001, we lease this property to Colony for $100,000 per month. All other land that we own in Atlantic City is available for sale.

In addition to the properties listed above, we own approximately 50 acres on Paradise Island that is utilized for roads and utilities. We lease several small administration offices throughout various locations in the United States that are utilized for marketing purposes. The number of employees at each of these offices is less than ten. We lease a small administrative office in Oxfordshire, United Kingdom, as well as two offices in Paris, France, which Sun Vacances uses as a travel agency and marketing office. We also lease office space outside of Frankfurt, Germany, which we use as a marketing office.

The majority of the property we own serves as collateral to our long-term debt.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) Operating Results

Consolidated Results

2001 vs. 2000 We recorded net income of $31.7 million in 2001 compared to a net loss of $119.1 million in 2000. In 2001, net income included the following non-recurring items: a net gain on the sale of luxury homesites at Ocean Club Estates, on Paradise Island, The Bahamas, of $6.9 million, pre-opening expenses of $6.9 million related to our internet gaming operations and the opening of the Ocean Club Golf Course and restructuring costs of $5.7 million related to severance costs incurred as a result of the termination of employees at Atlantis in the aftermath of the September 11 terrorist attacks. In 2000, the net loss included certain non-recurring items, as follows: a $229.2 million write-down of the Resorts Atlantic City property and related option to their net realizable value, $11.2 million of purchase termination costs related to the termination of our agreement to acquire the Desert Inn, $7.0 million of transaction costs incurred in connection with our self-tender offer in June 2000 and the termination of a proposal by our former majority shareholder to acquire all of our outstanding ordinary shares that it did not already own and $7.6 million of pre-opening expenses related to the expansion of Ocean Club Estates and the opening of the golf course at Ocean Club Estates. Also in 2000, we recorded a net gain of $76.4 million from the sale of luxury homesites at Ocean Club Estates. Excluding these non-recurring items, we earned net income of $37.4 million in 2001 and $59.6 million in 2000. As described below under "Atlantic City," the results of Resorts Atlantic City are not included in our consolidated results of operations for the year 2001, whereas they are included in the year 2000. Net revenues in 2001, excluding the sale of lots at Ocean Club Estates, were $523.3 million as compared to $518.1 million, excluding the sale of lots at Ocean Club Estates and revenues earned at Resorts Atlantic City, in 2000. Operating expenses excluding non-recurring items were $441.9 million in 2001 versus $422.3 million, excluding Resorts Atlantic City, in 2000. The reduction in net income as compared to last year was largely due to a decline in earnings in the third and fourth quarter of 2001 as a result of the September 11 terrorist attacks. These variances are described in more detail below under "Segment Results".

2000 vs. 1999. We recorded a net loss of $119.1 million in 2000 compared to net income of $69.8 million in 1999. The net loss in 2000 reflected the non-recurring items described above. Net income in 1999 included the write-off of $5.4 million of pre-opening expenses related to the 1999 renovation of Resorts Atlantic City. Net revenues in 2000, excluding the sale of homesites at Ocean Club Estates, were $776.0 million as compared to $739.0 million in 1999. Operating expenses excluding non-recurring items were $672.2 million in 2000 versus $619.1 million in 1999. Excluding non-recurring items, we earned net income of $59.6 million and $75.2 million in 2000 and 1999, respectively.

Segment Results

Segment results stated below conform to the Segment Information included in Note 18 of Notes to Consolidated Financial Statements included in this Annual Report.

Paradise Island

2001 vs. 2000. Our Paradise Island operations generated income from operations of $68.2 million in 2001, as compared to $85.7 million in 2000. Our largest property on Paradise Island is Atlantis. The decline in operating earnings of $17.5 million, or 20.4% was largely due to the effect of the September 11 terrorist attacks, which resulted in reductions in earnings generated by the casino and rooms operations, compared to 2000, of $9.8 million and $3.2 million, respectively. In addition, operating earnings in 2001 were negatively impacted by an increase in depreciation costs of $7.6 million and an increase in selling, general and administrative expense of $3.6 million. These items were partially offset by $2.0 million of business insurance proceeds received in 2001 in connection with Hurricane Michelle and an increase in earnings from other casino/hotel related items none of which were individually significant. Although Atlantis achieved a 4% increase in its average daily room rate to $252, occupancy in 2001 declined to 77% compared to 83% in 2000 due primarily to the effects of the September 11 terrorist attacks. For the first eight months of 2001, occupancy and average daily room rate at Atlantis were 91% and $262, respectively, compared to 89% and $251, respectively, in the same period of 2000. After September 11, significantly reduced discretionary spending, disruptions in airline travel and cancellation of business conventions had a material adverse impact on our occupancy at Atlantis for the remainder of the year. As a result, earnings over the twelve month period were negatively impacted.

The Atlantis casino generated gaming win of $116.5 million in 2001 as compared to $132.1 million in 2000. The decrease in revenues for the twelve month period, partially offset by a decrease of $5.8 million in gaming expenses, resulted in a net decline of $9.8 million (or 15%) in casino operating earnings. In 2001, table game win of $68.5 million reflected a decrease of $12.9 million (or 15.8%) as a result of a decrease in hold percentage in table games (ratio of table game win to dollar amount of chips purchased) as well as a decrease in table game drop (the dollar amount of chips purchased). The table game hold percentage decreased from 14.2% in 2000 to 13.1% in 2001. Table game drop was lower by $48.8 million (or 8.5%) as compared to 2000. Slot win of $48.5 million in 2001 reflected a $2.9 million decrease (or 5.6%) as compared to 2000. This was primarily due to a decrease in slot hold percentage from 9.7% in 2000 to 9.2% in 2001. The decrease in gaming expenses was mainly due to reduced promotional expenses, particularly after September 11, as fewer complimentary services were provided due to a reduced number of casino patrons.

The increase in depreciation expense in 2001 was mainly a result of the newly renovated Ocean Club Golf Course and Club House and the addition of 50 luxury rooms and suites at the Ocean Club Resort, both of which opened shortly after the beginning of 2001.

Selling, general and administrative expense increased in 2001 due to higher marketing costs of $4.4 million for increases in national advertising, the majority of which occurred after September 11, higher insurance

costs of $3.4 million due to increases in premiums and higher information technology costs of $2.8 million. These increases were partially offset by decreases in payroll and miscellaneous costs in the amount of $7.0 million. We eliminated approximately 250 employee positions as part of our cost containment program during the fourth quarter of 2001.

2000 vs. 1999. Our Paradise Island operations generated income from operations of $85.7 million in 2000, as compared to $93.6 million in 1999. Atlantis achieved an average occupancy of 83%, compared to 81% in 1999, and the average daily room rate increased by 15% from $211 in 1999 to $242 in 2002. While we experienced growth in the contribution to operating earnings from the rooms and food and beverage operations on Paradise Island, a decrease in earnings generated by the casino and increased selling, general and administrative costs resulted in the lower income from operations. The casino generated gaming win of $132.1 million in 2000 as compared to $130.5 million in 1999. While casino revenues increased slightly, the overall contribution to operating earnings from the casino in 2000 decreased by $10.4 million as compared to 1999. Higher casino operating expenses, which included promotional and marketing costs, resulted in increased play in the casino, the effects of which were not fully beneficially realized due to a decline in table hold percentage in table games. In 2000, table game win of $81.3 million, a decrease of $1.2 million (or 1.5%), was the result of a decrease in table hold percentage from 16.1% to 14.2% which more than offset an increase of $58.2 million (or 11.3%) in table game drop. Slot win of $50.8 million reflected an increase of $2.7 million (or 5.6%) as compared to 1999, which resulted from an increase in slot handle (dollar amount wagered) of $31.7 million (or 6.3%).

Selling, general and administrative expense increased by $8.3 million (or 14.4%) in 2000 as compared to 1999. We experienced increases in costs related to information technology and process re-engineering projects in an effort to improve operational efficiency, computer systems and the gathering of marketing information. Sales and marketing costs increased primarily due to more special events on Paradise Island. We also incurred additional costs in windstorm insurance premiums as a result of the effects of Hurricane Floyd, which passed within 60 miles of Paradise Island, in September 1999 as well as overall premium increases experienced by the industry.

In the fourth quarter of 1999, operations at Atlantis were negatively impacted by the continuing effects of Hurricane Floyd, which occurred in September 1999. During the fourth quarter of 1999, the average occupancy at Atlantis was 74% with an average room rate of $204. We recorded net revenues in 1999 of $14.2 million from business interruption insurance recovery associated with the hurricane.

Harborside at Atlantis

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island, Harborside at Atlantis, adjacent to Atlantis. We and Vistana each have a 50% interest in the joint venture. Construction of 82 two bedroom units was completed by February 2001 and sales of the timeshare units began in May 2000.

In 2001, we earned $1.4 million in marketing fees, as compared to $0.9 million in 2000. In addition, in 2000, we earned $2.5 million in fees for development services provided to Harborside at Atlantis. Equity

earnings in 2001 were $0.5 million as compared to $0.8 million in 2000. We did not earn marketing and development fees or equity earnings in 1999 related to Harborside at Atlantis.

Atlantic City

2001 vs. 2000. We completed the sale of Resorts Atlantic City on April 25, 2001. As of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale and the loss resulting from the write-down of Resorts Atlantic City to its net realizable value was recorded during the fourth quarter of 2000. Accordingly, as of January 1, 2001, the operations of Resorts Atlantic City were no longer included in our consolidated financial statements.

2000 vs. 1999. In 2000, Resorts Atlantic City generated income from operations of $7.6 million as compared to a loss of $0.3 million in 1999. The increase in operating earnings was a result of increased earnings from the casino. Net revenues in 2000 included gaming win of $235.8 million, an increase of $14.8 million (or 6.7%) from gaming win of $221.0 million in 1999. Table game revenues in 2000 increased by $8.2 million (or 12.7%) primarily due to an increase in table hold percentage to 15.5% from 14.1% in 1999 and to a lesser extent an increase of $12.2 million (or 2.7%) in table game drop as compared to 1999. Slot revenues in 2000 increased by $6.1 million (or 3.9%) compared to 1999 due to an increase in slot handle of $241.1 million (or 14.3%), partially offset by a decrease in slot hold percentage to 8.3% in 2000 from 9.2% in 1999. The average number of slot units in operation during the year 2000 was 2,298 as compared to 2,033 in 1999. Commencing in February 1999, we had taken out of service and/or removed from the floor as many as 800 slot units at a time during the renovation of Resorts Atlantic City, which was completed in early July 1999. Gaming costs and expenses in 2000 increased by $6.0 million (or 3.8%) as compared to 1999. This represented higher costs attributable to increased gaming revenues compared to the prior year, principally promotional expenses, labor costs and casino win tax. Partially offsetting the increased earnings from the casino was a reduction in other casino/hotel revenues compared to the prior year. This was mainly due to decreased entertainment revenues as there were fewer headliner acts at Resorts Atlantic City in 2000 compared to 1999.

Connecticut

We have a 50% interest in, and are a managing partner of, TCA, a Connecticut general partnership that developed and, until January 1, 2000, managed Mohegan Sun. TCA managed Mohegan Sun from its opening in 1996 to December 1999 pursuant to a management agreement from which TCA earned management fees based on a percentage of Mohegan Sun's earnings after depreciation and interest.

In 1998, the Mohegan Tribe appointed TCA to develop its current $1.0 billion expansion of Mohegan Sun for a development fee of $14.0 million. The expansion includes an additional 119,000 square foot casino, a 34-story 1,200-room hotel, 100,000 square feet of convention space, a 10,000-seat arena, as well as additional parking and retail space. The new casino opened in September 2001, the convention space and a majority of the rooms in the hotel opened in April 2002 and the remainder of the expansion is expected to be opened by June 2002. In addition, TCA and the Mohegan Tribe entered into the Relinquishment

Agreement whereby it was agreed that effective January 1, 2000, TCA would turn over management of Mohegan Sun as expanded to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing January 1, 2000, TCA receives annual payments of five percent of the gross revenues of Mohegan Sun for a 15-year period. The payments received by TCA in 2001 and 2000 under the Relinquishment Agreement contributed less income than was previously earned under the Management Agreement. However, the Relinquishment Agreement will expire at the end of 2014, whereas the Management Agreement was to expire in 2003. In addition, fees received pursuant to the Relinquishment Agreement have increased since 2000 as a result of increasing gross revenues of Mohegan Sun.

2001 vs. 2000. During the fiscal year ended September 30, 2001, Mohegan Sun generated gross revenues of $858.0 million as compared to $809.3 million in fiscal 2000, an increase of 9.4%. Gross revenues included gaming win of $751.0 million and $709.6 million in fiscal 2001 and fiscal 2000, respectively. In 2001, TCA received payments under the Relinquishment Agreement of $52.7 million as compared to $41.0 million in 2000. We recorded income from TCA of $27.4 million and $19.8 million in 2001 and 2000, respectively. During 2000, we also earned development fees of $3.8 million from TCA.

2000 vs. 1999. During the fiscal year ended September 30, 2000, Mohegan Sun generated gross revenues of $809.3 million as compared to $725.5 million for the comparable period in 1999. Gross revenues included gaming win of $709.6 million and $641.1 million for the fiscal year ended September 30, 2000 and for fiscal 1999, respectively. In 2000, TCA received payments under the Relinquishment Agreement of $41.0 million as compared to $59.6 million of management fees earned in 1999 under the former management agreement. We received payments from TCA of $19.8 million and $32.6 million in 2000 and 1999, respectively. We also earned development fees of $3.8 million and $6.7 million in 2000 and 1999, respectively.

Sun Resorts Limited Equity Ownership

Through June 16, 2000, we owned a 22.8% interest in Sun Resorts Limited. Effective June 16, 2000, Sun Resorts Limited issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. Sun Resorts Limited owns five beach resort hotels in Mauritius and, until late 2000, owned one hotel in the Comoro Islands. In November 2000, the property in the Comoro Islands was sold to an unaffiliated party. Equity earnings from Sun Resorts Limited were $3.3 million, $3.4 million and $2.6 million in 2001, 2000 and 1999, respectively.

Kanuhura Equity Ownership

Effective August 1, 2001, we acquired a 25% interest in Kanuhura for $3.8 million. Kanuhura is a 110-room luxury hotel located on Kanuhura Island in the Maldives, 600 miles southwest of the southern tip of India. During the five months ended December 31, 2001, we recorded an equity loss in Kanuhura of $0.7 million.

Indian Ocean, Dubai and Maldives Management Contracts

We have long-term management contracts with Sun Resorts Limited's Mauritian properties and Kanuhura, which expire in 2008 and 2026, respectively. In addition, we manage the Royal Mirage Hotel, a 258-room beach resort hotel on Jumeira Beach in Dubai, United Arab Emirates, which opened in August 1999. The Dubai management contract expires in 2019. The hotels in Mauritius, along with Kanuhura and the Royal Mirage, are collectively referred to as the Management Properties.

2001 vs. 2000. In 2001, the Management Properties generated revenues of $124.8 million as compared to $133.7 million in 2000 and had net income of $22.3 million compared to $23.8 million in 2000. Revenues and net income for 2001 include the results of Kanuhura for the five months period during 2001 following our acquisition of an interest in the property. The 6.6% decrease in revenues was a result of reduced revenues from Sun Resorts Limited. This was primarily due to the devaluation of the Mauritian Rupee to the U.S. dollar. In addition, in 2000, Sun Resorts Limited earned revenues from its property in the Comoro Islands, which was sold in November of that year. The decrease experienced at Sun Resorts Limited was partially offset by revenues earned at Kanuhura for the five months ended December 31, 2001. The decrease in net income of the Management Properties was a result of a net loss incurred at Kanuhura during the five months ended December 31, 2001, partially offset by slight increases in earnings at Sun Resorts Limited and Dubai properties. For Sun Resorts Limited, net income was higher than in 2000 primarily due to a reduction in interest costs that more than offset the effect of the devaluation of the Mauritius Rupee.

In 2001, the occupancy and average daily room rate for Sun Resorts Limited's Mauritian properties were 77.0% and $162, as compared to 83.1% and $160 in 2000. At the Royal Mirage Hotel in Dubai, the occupancy and average daily room rate in 2001 were 72.1% and $226, as compared to 81.7% and $202 in 2000. At Kanuhura, the occupancy and average daily room rate for the five months ended December 31, 2001 were 44.2% and $224.

In 2001, we earned management fees from the Management Properties of $8.0 million as compared to $8.7 million in 2000, a decrease of 8.0%.

2000 vs. 1999. In 2000, the Management Properties generated revenues of $133.7 million as compared to $92.9 million in 1999 and earned net income of $23.8 million in 2000 compared to $12.4 million in 1999. The increased earnings were largely a result of higher operating profits from Le Saint G´eran, a high-end luxury hotel in Mauritius, which operated for the full year in 2000, whereas in 1999 the hotel was closed in April for renovations and did not reopen until December. In addition, as noted above, the Royal Mirage Hotel in Dubai commenced operations in August 1999 and thus operated for a full year in 2000 compared to four months in 1999.

In 2000, the occupancy and average daily room rate for Sun Resorts Limited's Mauritian properties were 83.1% and $160, as compared to 82.3% and $131 in 1999. At the Royal Mirage Hotel in Dubai, the occupancy and average daily room rate in 2000 were 81.7% and $202 as compared to 67.7% and $185 for its first four months of operation in 1999.

In 2000, we earned management fees from the Management Properties of $8.7 million as compared to $6.2 million in 1999. We also earned development fees of $0.8 million in 1999 related to the renovation of Le Saint Géran.

Other Factors Affecting Earnings

2001 vs. 2000. In 2001, non-recurring items included a gain of $6.9 million from the sale of luxury homesites at Ocean Club Estates on Paradise Island, as compared to $76.4 million in 2000. During 2000, we completed the development of the infrastructure for Ocean Club Estates, which includes 121 luxury homesites situated around the newly renovated Ocean Club Golf Course. By the end of 2000, we had sold 102 of the lots with an additional nine lots sold during 2001. Other non-recurring items in 2001 included $6.9 million of pre-opening expenses relating to our internet gaming operations as well as the opening of the Ocean Club Golf Course in January 2001, as well as restructuring costs of $5.7 million. Restructuring costs were comprised of severance costs related to the termination of employees as a result of reduced occupancy levels at Atlantis in the aftermath of the September 11 terrorist attacks. During 2000, non-recurring expenses included a write-down of assets related to the Resorts Atlantic City sale and the related Atlantic City option to their realizable value. As a result of entering into the agreement to sell Resorts Atlantic City at a purchase price less than its carrying value, we recorded a loss of $229.2 million in the fourth quarter of 2000. Purchase termination costs of $11.2 million in 2000 were related to the cancellation of our agreement to acquire the Desert Inn from Starwood. These costs included $7.2 million paid to Starwood. Also in 2000, we incurred $7.0 million of transaction costs in connection with our self-tender offer in June 2000 and the termination of the proposal by SIIL to acquire, in a merger transaction, all of our ordinary shares that it did not already own. Pre-opening expenses in 2000 of $7.6 million related primarily to the expansion of our deluxe Ocean Club Resort and the new Ocean Club Golf Course.

General corporate expenses were virtually flat for the year 2001 compared to 2000. We incurred higher new project development costs of approximately $2.0 million in 2001 as compared to 2000. We continuously explore new business opportunities and all associated costs are written off to corporate expenses as incurred. The increase in new project development costs was offset by reduced payroll and related costs, as well as a reduction in information technology costs allocated to our corporate segment in 2001.

Other segments in 2001 contributed $3.2 million to consolidated operating income as compared to $1.7 million in 2000. In 2001, $3.1 million was received from Kersaf pursuant to a long-term contract, as compared to $3.0 million in 2000. This contribution was fixed at $2.4 million in 1994 and increases at a rate of 3% per annum and has been paid annually. Additional items included in other segments during 2001 were not significant, however in 2000, the revenues from Kersaf were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes.

In 2001, interest income was $7.5 million as compared to $4.2 million in 2000. This increase was primarily due to interest earned during the first four months of 2001 on the proceeds of the Resorts Atlantic City sale. In addition, in 2001, we earned interest on the $17.5 million promissory note issued to us by Colony on

April 25, 2001 in connection with the Resorts Atlantic City Sale. The promissory note and accrued interest was repaid in full by Colony in March 2002.

Interest expense, net of capitalized interest, in 2001 was higher than the previous year by $7.0 million (or 15.4%). Interest costs capitalized during 2001 amounted to $1.1 million as compared to $11.1 million in 2000, resulting in an increase of $10.0 million to net interest expense. During 2000 we added an additional 50 luxury rooms and suites at the Ocean Club and completed the newly renovated Ocean Club Golf Course. This increase was partially offset by a reduction in cash interest due to a reduction in the weighted average amount of borrowings outstanding.

2000 vs. 1999. As described above, non-recurring items in 2000 included the gain of $76.4 million from the sale of luxury homesites, a write-down of net assets held for sale to their realizable value of $229.2 million, purchase termination costs of $11.2 million, $7.0 million of transaction costs and pre-opening expenses of $7.6 million. In 1999, non-recurring expenses included $5.4 million of pre-opening expenses related to the opening of the renovation completed at Resorts Atlantic City.

General corporate expenses increased by $6.4 million (or 37.9%) to $23.3 million in 2000 as compared to $16.9 million in 1999. The increase was largely due to higher information technology costs incurred in connection with the enhancement of certain computer software programs and improving the overall structure of computer systems throughout the company. Also contributing to the increase in corporate expenses, to a lesser extent, were new project costs incurred as in connection with the research of new investment and/or development opportunities. Additionally, corporate expenses were affected by slight increases in corporate marketing and public relations costs.

Other segments in 2000 contributed $1.7 million to consolidated operating income as compared to $2.3 million in 1999. In 2000, $3.0 million was received from Kersaf related to the long-term contract discussed above. These revenues were partially offset by costs relating to undeveloped real estate owned in Atlantic City, primarily real estate taxes. In 1999, other segments included $2.9 million received from Kersaf, a $1.0 million gain from the cancellation of notes that were previously included in long-term debt and $0.6 million received as a final installment on the 1996 sale of a management contract. These amounts were partially offset by costs incurred with our Year 2000 information technology compliance program as well as real estate taxes.

In 2000, interest income was $4.2 million as compared to $12.7 million in 1999. In connection with the development of Mohegan Sun in 1996, we held subordinated notes issued by the Mohegan Tribe, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance of these notes, including accrued interest, was $94.1 million at December 31, 1999 at which time they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Interest expense, net of capitalized interest, in 2000 was lower than the previous year by $5.0 million. Interest costs capitalized during 2000 amounted to $11.1 million as compared to $4.9 million in 1999.

Seasonality

Our business has historically been seasonal, with the largest number of patrons visiting Atlantis, our largest resort, in the first quarter of the year, the prime tourist season. Accordingly, our revenues and operating profits have historically been higher during the first calendar quarter than in successive quarters. Higher revenues and earnings are typically realized from the Mauritius properties during the fourth quarter of the year and from Mohegan Sun during the middle third of the year.

(B) Liquidity, Capital Resources and Capital Spending

At December 31, 2001, our current liabilities exceeded current assets by $40.1 million. During 2001, we completed the sale of Resorts Atlantic City resulting in a significant decrease in current assets as the net assets held for sale were disposed of in their entirety. As described below, the cash proceeds received were used to pay down our long-term debt. At December 31, 2001, cash and cash equivalents were $30.5 million. During the year, we generated $99.3 million in cash flow from operations.

Sale of Resorts Atlantic City

On April 25, 2001, we completed the sale of Resorts Atlantic City and certain related assets to Colony for a purchase price of approximately $144 million, including accrued interest. The proceeds received from Colony consisted of approximately $127 million in cash and a $17.5 million promissory note. The cash proceeds were used to repay borrowings outstanding under our revolving credit facility and permanently reduce the size of the facility. These proceeds were offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees.

Pursuant to the terms of the Resorts Atlantic City sale, we granted Colony a two-year option to acquire certain undeveloped real estate that we own adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. Effective April 25, 2001, the closing date of the Resorts Atlantic City sale, Colony leases from us certain of the property included in the Atlantic City option for $100,000 per month.

In March 2002, we received approximately $19 million from Colony as payment in full of the promissory note and all outstanding accrued interest.

Issuance of 8 7/8% Senior Subordinated Notes

On August 14, 2001, we issued the 8 7/8% Senior Subordinated Notes for $200 million which resulted in net proceeds of $194 million. These notes are unsecured obligations and are unconditionally guaranteed by all of our wholly-owned subsidiaries. All of the proceeds received from the issuance of the 8 7/8% Senior Subordinated Notes were used to further repay amounts outstanding under our revolving credit facility. Interest on the 8 7/8% Senior Subordinated Notes is payable semi-annually.

Amended Revolving Credit Facility

In November 2001, we entered into an amended revolving credit facility with a syndicate of banks. The borrowings then outstanding under our previous revolving credit facility were paid in full. Under the amended revolving credit facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances, subject to approval by all of the lenders under the new facility.

Loans under the amended revolving credit facility bear interest at (i) the higher of (a) the administrative agent's base rate or (b) the federal funds rate plus ½ of one percent, and in either case, an additional 0.25% to 1.75% based on the Leverage Ratio (a debt to earnings ratio during the period, as defined in the amended revolving credit facility) or (ii) the LIBO Rate (as defined) plus 1.25% to 2.75% based on the Leverage Ratio. For loans based on the LIBO Rate, interest is payable on the last day of each applicable interest period, or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable quarterly. Loans under the amended revolving credit facility may be prepaid and reborrowed at any time and are due in full on November 8, 2006.

The amount of borrowings outstanding as of December 31, 2001 on the amended revolving credit facility was $24 million. As of April 30, 2002, this amount has been repaid in full. We are currently engaged in discussions with our lenders under this revolving credit facility to increase the amount available under the facility by $100 million, pursuant to the terms of the facility.

1997 Shelf Registration

In November 1997, we filed a registration statement with the SEC pursuant to which we may, from time to time, issue in one or more series an aggregate of $300 million of debt securities (the "1997 Shelf Registration"). Pursuant to the 1997 Shelf Registration, in December 1997, we issued the $100 million 8 5/8% Senior Subordinated Notes.

On May 22, 2002, we announced that we filed a universal shelf registration statement with the SEC relating to the sale of up to $500 million in securities. The shelf registration statement allows us the flexibility as to the type of security we could choose to sell in the future, including various types of debt securities, ordinary shares, preference shares and warrants, and replaces the 1997 Shelf Registration. We may also utilize the shelf registration statement to register secondary sales of ordinary shares by selling shareholders. At present, we do not have any plans to issue any additional debt securities, ordinary shares, preference shares or warrants pursuant to this shelf registration.

The registration statement filed with the SEC has not yet become effective. The securities registered under this registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective. Following the effective date of the shelf registration, the securities may be offered from time to time directly by us or through underwriters at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Private Offering of $200 Million of Senior Subordinated Notes

On May 20, 2002, we completed a private offering of $200 million of additional 8 7/8% Senior Subordinated Notes to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act. The senior subordinated notes were not registered under the Securities Act or under the state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. We are obligated under a registration rights agreement to complete an exchange offer with respect to these notes within 210 days from the date of issue. The proceeds from these senior subordinated notes have been and will be used to repay the 9% Senior Subordinated Notes pursuant to the Tender Offer and Consent Solicitation described below.

Tender Offer and Consent Solicitation

On May 8, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9% Senior Subordinated Notes. The tender offer was made pursuant to an Offer to Purchase and Consent Solicitation Statement and a related Letter of Transmittal and Consent, dated May 8, 2002. The tender offer is scheduled to expire at midnight, New York City time, on June 4, 2002, unless extended to a later date or time or earlier terminated. In conjunction with the tender offer, we solicited consents to proposed amendments to the indenture governing the 9% Senior Subordinated Notes. The proposed amendments would eliminate substantially all of the restrictive covenants and certain events of default from the indenture governing the notes. Holders that tender their notes will be required to consent to the proposed amendments, and holders that consent to the proposed amendments will be required to tender their notes.

Subject to conditions specified in the Statement, the total consideration to be paid for each properly delivered consent and validly tendered note received (and not properly revoked) on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 and accepted for payment was $1,045.00 per $1,000.00 of principal amount, plus accrued and unpaid interest. The total consideration for each note tendered includes an early consent premium of $20.00 per $1,000.00 of principal amount of notes payable only to those holders that tender their Notes on or prior to 5:00 p.m., New York City time, on Monday, May 20, 2002 (and do not withdraw their tender). Holders who tender their notes after that time but prior to the expiration of the tender offer will receive $1,025.00 per $1,000.00 of principal amount of notes validly tendered and accepted for payment, plus accrued and unpaid interest.

We have called for redemption, in accordance with the terms of the indenture governing the notes, all notes that remain outstanding at this time, at the applicable redemption price of $1,045.00 per $1,000.00 of principal amount thereof, plus interest accrued to the redemption date.

On May 21, 2002, we announced that we had received the tenders and consents required to eliminate or modify the restrictive covenants pursuant to the indentures. As of the Consent Date, approximately 93% of the 9% Senior Subordinated Notes were received and accepted for payment by us. Accordingly, on May 21, 2002, we paid a total consideration of $1,045 per $1,000 aggregate principal amount of Notes plus

accrued interest through the Consent Date, which amounted to approximately $188.4 million. Furthermore, the Company and the trustee have executed a supplemental indenture containing certain amendments to the indenture as described in the Statement.

Other Sources and Uses of Funds

During 2001, we completed a major maintenance capital expenditure program of approximately $25 million to complete renovations at Atlantis. This included the renovation of approximately 400 rooms in the Coral Towers, including improvements to certain public spaces, as well as additional costs incurred for the Beach Tower renovations completed in 2000. Improvements to public spaces included the construction of the Atlantis Showroom and Sports Center. Other capital expenditures during 2001 included $16.4 million of operating maintenance expenditures, $7.0 million to complete the newly renovated Ocean Club Golf Course and other miscellaneous projects. Capital expenditures for the year 2002 are expected to be approximately $26.0 million, the majority of which relates to operating maintenance capital expenditures.

In connection with the Majority Shareholder Reorganization described under "Item 7. Major Shareholders and Related Party Transactions", Kersaf agreed to pay us $15.5 million. This was settled by a one-time cash payment of $3.5 million and the issuance of a five-year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was paid in full.

Effective August 1, 2001, we acquired a 25% interest in Kanuhura for $3.8 million. During the second half of 2001, we advanced $3.3 million dollars to Kanuhura to fund their operations.

During the second half of 2000, we completed a maintenance capital expenditure program of approximately $20.0 million at Atlantis' Beach Tower. This program included the renovation of all of the Beach Tower's 423 rooms and improvements to certain public spaces.

During 2000, we also completed the redevelopment of the Ocean Club Golf Course, including a new clubhouse, and developed the infrastructure to support the Ocean Club Estates. Also during 2000, we completed an addition to the Ocean Club. The addition comprised 50 luxury rooms, including ten deluxe suites, as well as a new beachfront restaurant and significant enhancements to the existing pool and garden areas. The cost of developing the golf course, the infrastructure at Ocean Club Estates and the addition to the Ocean Club was approximately $113.8 million.

In June 2000, we purchased 5,000,000 of our ordinary shares at $24 per share pursuant to our self-tender offer for an aggregate purchase price of $120.0 million. The self-tender offer was financed with borrowings under our revolving credit facility.

We believe that available cash on hand at December 31, 2001, combined with funds generated from operations, funds available under the amended revolving credit facility and the net proceeds of this offering will be sufficient to finance our cash needs over the next twelve months.

Future Commitments and Funding Sources

At December 31, 2001, our material contractual obligations, with initial or remaining terms in excess of one year, were as follows (in thousands)(a):

Contractual Cash Obligation	Total	2002	2003	2004	2005	2006	Thereafter
Senior subordinated notes (a)	$ 500,000	$ -	$ -	$ -	$ -	$ -	$ 500,000
Amended Revolving Credit Facility (a)	24,000	-	-	-	-	24,000	-
Operating leases	12,232	4,625	4,340	1,532	670	670	395
Capital leases	576	261	157	152	6	-	-
Total contractual cash obligations	$ 536,808	$ 4,886	$ 4,497	$ 1,684	$ 676	$ 24,670	$ 500,395

(a)   See Note 9 of the notes to our consolidated financial statements herein for a further description of our debt commitments.

Other Matters

Critical Accounting Policies

Our critical accounting policies are those that we believe require our most subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the estimated lives assigned to our assets, the determination of bad debt, asset impairment, the calculation of our income tax liabilities, valuation allowance tax assets and estimation of contingencies and other liabilities and inventory reserves, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. We periodically assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement of final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. There can be no assurance that actual results will not differ from our estimations. To provide an understanding of the methodology we apply, our significant accounting policies are discussed where appropriate and in the notes to our consolidated financial statements.

Market Risks

Our major market risk exposure is interest rate risk associated with our bank debt and interest rate swaps on a portion of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a

portion of our fixed rate debt. These interest rate swap agreements are entered into with a group of financial institutions with investment grade credit ratings, thereby minimizing the risk of credit loss.

In August and December 2001, we entered into fixed-to-variable rate swap agreements designated as fair value hedges of our 8 7/8% Senior Subordinated Notes. As of December 31, 2001, the aggregate notional amount of the swap agreements was $200 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. Under the terms of the swap agreements, we make payments based on specific spreads over six-month LIBOR, and receive payments equal to the interest payments due on the notes. The spreads in excess of six-month LIBOR are 3.02% for $150 million notional amount, 2.95% for $25 million notional amount and 2.905% for the remaining $25 million notional amount. As of December 31, 2001, the weighted average variable rate on the swap agreements was 6.12%. Giving effect to these swap agreements, our fixed and floating rate debt as of December 31, 2001 represent approximately 57% and 43%, respectively, of total debt.

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one United States dollar and to our limited operations in other jurisdictions outside the United States, we do not have material market risk exposures relative to changes in foreign exchange rates.

Internet Gaming

During the second half of 2001, we operated our internet gaming site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems in maintaining compliance with all applicable laws. In September 2001, we were awarded one of the first three online gaming licenses granted by the government of the Isle of Man. Effective January 2002, we commenced live gaming operations under www.CasinoAtlantis.com, our internet gaming site. It is too soon to determine what impact, if any, our internet gaming operations will have on our future results of operations.

On February 15, 2002, we entered into an agreement with Station Casinos, pursuant to which Station Casinos will purchase a 50% interest in SunOnline Limited, our internet gaming subsidiary. Each company will have equal board representation and SunOnline will be the exclusive vehicle for both Sun International and Station Casinos to pursue the internet gaming business in certain jurisdictions. The purchase price will be approximately $5.0 million and we expect the transaction to close by the third quarter of 2002. The transaction is subject to a number of conditions, including regulatory approvals.

Trading Cove New York

In March 2001, TCNY, which is 50% owned by us, entered into the Development Agreement with the Stockbridge-Munsee Tribe for the development of a casino project (the "Project") in the Catskill region of the State of New York (the "State"). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U.S. District Court for the Northern District of New York against the State.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the development agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan, of which approximately 333 acres are currently designated for the Project. In February 2002, the Stockbridge-Munsee Tribe filed a "Land to Trust" Application with the U.S. Department of the Interior, Bureau of Indian Affairs, for the Project site properties. Should the BIA approve the "Land to Trust" Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001).

In January 2002 a lawsuit was filed in the Supreme Court of the State of New York (Index# 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April 2002 and are pending.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. A number of other groups are seeking Class III Gaming Compacts. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the Project will be completed.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ('FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair values will be recognized in income unless specific hedge accounting criteria are met. We have adopted SFAS 133 as of January 1, 2001. We utilize interest rate protection agreements to manage the impact of interest rate changes on our long-term debt obligations.

These agreements are accounted for in accordance with SFAS 133. See Note 9 to our consolidated financial statements herein for a description of our long-term debt and related derivative financial instruments.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 with respect to goodwill recognized on an entity's balance sheet as of the beginning of that fiscal year. Under SFAS 142 goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but rather tested at least annually for impairment using a fair value based test. A loss resulting from impairment of such goodwill should be recognized as the effect of a change in accounting principle in the initial period of adopting SFAS 142. In subsequent reporting periods, goodwill impairment losses are to be recognized on a separate line item on the income statement as a component of income from operations. As a result of the Resorts Atlantic City sale, all of the goodwill previously amortized to expense was written off in its entirety in the fourth quarter of 2000. Goodwill related to our investment in associated companies, and included therein in the accompanying consolidated financial statements, relates to our ownership interest in Indian Ocean Resorts. We believe that such goodwill is not impaired and therefore, this new pronouncement is not expected to have a material impact on our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale. We believe the adoption of SFAS 144 will not have a material effect on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt ("SFAS 4"), and an amendment of that Statement, SFAS No. 64, and Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements ("SFAS 64"). SFAS 145 also rescinds SFAS No. 44, and amends SFAS No. 13. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on

extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified.

Under SFAS 4, all gains and losses from extinguishment of debt were required, if material, to be classified as an extraordinary item, net of related income tax effect. SFAS 145 eliminates Statement 4 and, thus, the exception to applying APB Opinion 30 to all gains and losses related to extinguishments of debt (other than extinguishments of debt to satisfy sinking-fund requirements - the exception to application of SFAS 4 noted in SFAS 64). As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion 30. Applying the provisions of APB Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item.

We believe the adoption of SFAS 145 will require the extraordinary loss on extinguishment of the 9% Senior Subordinated Notes, which is contingent upon the closing of the tender offering on the 9% Senior Subordinated Notes, to be reclassified upon adoption of SFAS 145.

(C) Research and Development

We continually research and assess new development and or investment opportunities and management contracts throughout the world. Before pursuing any new business, we consider our available capital, business trends and alternative uses of our capital in determining the feasibility and timing of proceeding with such new business.

The costs we incurred on research and assessment of new business are not significant and are written off in corporate expense as incurred.

(D) Trends

Our Paradise Island operations continue to recover following a slowdown in business as a result of the September 11 terrorist attacks. During the first quarter of 2002, Atlantis experienced monthly sequential improvement in revenue per available room. Revenue per available room declined by 17% and 8% in January and February of 2002, compared to the same months in 2001, respectively, but increased in March 2002 by 2% as compared to March 2001. For the quarter ending March 31, 2002, revenue per available room declined by 6% as compared to the same period of 2001. During the month of March, Atlantis achieved record call volumes into its wholly-owned tour operator. Casino volumes were also strong in the quarter. Table drop decreased in the quarter, but the decrease was primarily due to the occurrence of the Michael Jordan Celebrity Invitational in January 2001. In spite of reduced occupancy for the first quarter of 2002 versus 2001, slot volumes were flat versus the same period last year.

Despite these improvements, we are still operating below September 11 levels. Revenue per available room decreased by 12% in April 2002 as compared to April 2001. The decline in revenue per available room for the month was partially due to the timing of the Easter holiday, which fell in March of 2002, as opposed to

April in the previous year. However, call volumes were up 18% and net bookings increased by 22% as compared to April 2001, suggesting continued improvements.

Management fees earned by us for the year 2001, related to the operations at Sun Resorts Limited, amounted to $6.8 million. We anticipate that such fees will be reduced by approximately 10% for the year 2002 due to the decline in the Mauritian Rupee as compared to the U.S. dollar. This devaluation has impacted us historically and management believes this trend will continue. These fees will also be impacted negatively by the closure of Le Touessrok for much of the year for major renovation.

Due to the recent proliferation of internet gaming, we anticipate that there may be future competition affecting our gaming operations. We are unable to predict whether, or to what extent, internet gaming in general will affect our future results of operations.

We expect our insurance premiums to increase by approximately $6.0 million in 2002 as compared to 2001 and our deductibles to increase as well.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) Directors and Senior Management

The current directors of the Company are:

Name	Country of Citizenship	Director Since
Solomon Kerzner	South Africa	1993
Peter Buckley	United Kingdom	1994
Howard Marks	United States	1994
Eric Siegal	United States	1994
Heinrich von Rantzau	Germany	2001

The current executive officers of the Company are:

Name	Title	Age	Executive Officer Since
Solomon Kerzner	Chairman and Chief Executive Officer	66	1993
Howard B. Kerzner	President	38	1995
Charles D. Adamo	Executive Vice President	41	1995
John R. Allison	Executive Vice President-Chief Financial Officer	56	1994

The executive officers serve indefinitely at the pleasure of the Board of Directors.

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of World Leisure Group Limited, a British Virgin Islands corporation, which owns approximately 15% of our shares and has the right to vote an additional 10% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Sun International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for watersports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort which features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Sun International in May 1995 as Executive Vice President-Corporate Development and has been President since June 1996. Prior to that time, he was Director-Corporate Development of SIIL from September 1992. Previously Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President-Corporate Development & General Counsel: Mr. Adamo joined Sun International in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President-Chief Financial Officer: Mr. Allison joined Sun International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia, which owns approximately 19% of our shares and has the right to vote an additional 10% of our shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of English & Scottish Investors plc and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Offshore Logistics, Inc. (a NASDAQ listed company), SIIL and The Telegraph plc.

Howard Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC ("Oaktree Capital"). Oaktree Capital manages funds in excess of $20 billion for institutional investors. Previously Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr von Rantzau is a principal of Cement Merchants SA and an executive of Deutsche Afrika - Linien GmbH, Reederei John T. Euberger GmbH and VORA Schiffahrts-und Beteiligungsgesellschaft mbH. Mr. von Rantzau is a board member of the The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

(B) Compensation

The aggregate cash compensation for our directors and officers, including salaries and bonuses, for the year ended December 31, 2001 was $3.9 million. In addition, during the year 2001, options to purchase an aggregate of 200,000 Ordinary Shares, pursuant to the Plans described below, were granted to our directors and officers. None of the directors or officers participate in our pension plan. We do not set aside any amounts for pension or retirement benefits for any of our directors or officers.

Effective for the year 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of EBITDA or EPS, and such bonuses will be calculated as a

percentage of each individual's salary. Such percentage will be based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 60% of the respective employee's base salary.

We have adopted stock option plans for our employees, officers and directors in 1995 (the "1995 Plan"), in 1997 (the "1997 Plan"), in 2000 (the "2000 Plan") and collectively the "Plans" that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. As of April 30, 2002 nearly all of these options had been granted at exercise prices ranging from $11.69 to $44.63. The 1995 Plan provides for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options and thereafter in installments of 20% per year over a four-year period. Options issued under the 1997 Plan become exercisable one year from the date of grant with respect to 20% of such options and thereafter in installments of 20% per year over a four-year period. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over a two-year period. Options granted under the Plans have a term of 10 years from the date of grant. Our employees, officers and directors may be granted options under the Plans. Such options may be transferred to trusts with respect to which any such participants are beneficiaries and corporations or other entities controlled by such participants. As of December 31, 2001, options to acquire 5,742,000 Ordinary Shares were outstanding, of which 2,965,000 were exercisable as of that date.

In connection with our self-tender offer for up to 5,000,000 Ordinary Shares at $24 per share on June 26, 2000, unvested options to acquire approximately 700,000 Ordinary Shares under the 1995 Plan and the 1997 Plan with exercise prices below $24 per share were vested.

We are currently evaluating our compensation policies and plans, and intend to modify existing plans and/or adopt new plans, including adopting a new stock option plan and granting stock options pursuant thereto, as we deem necessary and appropriate to retain and motivate management.

On May 7, 2002, our board of directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than $32.00 per share, an offer to surrender all or some of the options granted to them under the Option Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75% of the number of shares as the surrendered options. The grant date for the new options would be no sooner than six months and one day after the date of cancellation of the options. The exercise price for the new options would be the fair market value of the Ordinary Shares on the new grant date subject to the conditions set forth in the Schedule TO documents filed with the Securities and Exchange Commission on May 28, 2002, the commencement date of the offer period. The exchange program is voluntary on the part of the option holders and is subject to a number of conditions set forth in the Schedule TO documents. Accordingly, there can be no assurance that the exchange program will be completed or that holders will elect to exchange their options under the program. There are a total of approximately 1.7 million options that are eligible for cancellation under the exchange program. The offer to option holders under the exchange program is expected to remain open for approximately one month, and the number of new options

to be granted under the program (and the number of old options cancelled under the program) would be known within a short time thereafter.

As of April 30, 2002 our officers and directors, as a group, hold options to acquire approximately 3,056,549 Ordinary Shares, of which approximately 1,525,217 are currently exercisable.

(C) Board Practices

Pursuant to our Articles of Association, as amended, our maximum number of directors is fixed at five. At our September 24, 2001 annual meeting of shareholders, our existing directors were elected to terms set to expire at our annual general meeting to be held in 2004.

Our Board of Directors has appointed an Audit Committee of the Board consisting of Messrs. Buckley, Marks and Siegel. Members of the Audit Committee comprise individuals who have no relationship to us that may interfere with the exercise of their independence from us and our management. To ensure complete independence, Arthur Andersen LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal controls and the quality of financial reporting. The primary function of the Audit Committee is to assist our Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to the stockholders and others, the systems of internal controls that our management and Board of Directors have established and the audit process. The Audit Committee meets four times per year.

We also have a Remuneration Committee consisting of Messrs. S. Kerzner, Buckley, Marks and Siegel. The Remuneration Committee is mandated to review and adopt our executive compensation plans and policies, including the adoption of stock option plans and the granting of options to senior executives thereunder.

Our Stock Option Committee, consisting of Messrs. S. Kerzner, H. Kerzner and Adamo, is authorized to grant stock options under our stock option plans in amounts not to exceed (i) 100,000 Ordinary Shares in any one quarter or (ii) 15,000 per grant for any one individual.

We do not have a service contract with any of our directors.

(D) Employees

The total number of employees at our properties worldwide as of December 31, 2001, 2000 and 1999 was approximately 6,200, 9,600 and 9,500, respectively.

Set forth below is a table showing the number of employees by geographic location for the periods indicated.

	As of December 31,		
	2001	2000	1999
The Bahamas	5,800	5,800	5,700
Atlantic City	-	3,300	3,300
Other	400	500	500
	6,200	9,600	9,500

We do not employ a significant number of temporary workers.

Union Contract Arrangements-The Bahamas

In The Bahamas, approximately 3,900 employees are represented by The Bahamas Catering and Allied Workers Union. Our Bahamian Operations participate in The Bahamas Hotel Employers Association, which represents resort operators in the Paradise Island-New Providence Island area. The Association's existing contract with the Union expires January 1, 2003. Labor relations in The Bahamas have not been stable over the last few years with occasional work stoppages occurring, not only at Atlantis, but also at publicly run entities, such as the Bahamian Electric Corporation and Bahamas Telephone Company. As the country's largest private employer, we are often the target of labor disputes.

(E) Share Ownership

Mr. S. Kerzner beneficially owns approximately 4.5 million Ordinary Shares. In addition, as is described under "Item 7 - Major Shareholders and Related Party Transactions - (A) Major Shareholders - Restructuring of Relationship with Majority Shareholder", WLG, a company controlled by Mr. S. Kerzner, has the right to vote approximately 2.9 million shares which represents one half of the shares owned by Kersaf. Each of our other directors and officers owns beneficially less than 1% of the Ordinary Shares.

For a description of options granted to our directors, executive officers and other key employees, see "(B) Compensation".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

Restructuring of Relationship with Majority Shareholder

On July 3, 2001 we announced the restructuring of our former majority shareholder, SIIL, and the resolution of certain matters with SIIL and certain of its shareholders. SIIL's shareholders currently beneficially own approximately 58% of our issued and outstanding shares. SIIL was itself owned in equal

thirds by Kersaf, Caledonia and WLG, a company controlled by Sol Kerzner. SIIL previously was governed by a shareholders agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and us. As part of the restructuring and settlement:

1) The SIIL shareholders agreement was terminated effective July 3, 2001 and SIIL was dissolved. SIIL's shareholders now will hold their shares in us directly.

2) Kersaf has granted a proxy to vote half of its shares to WLG and half of its shares to Caledonia. As a result, Caledonia owns shares representing approximately 21% of our outstanding shares and has the right to vote an additional 10% and WLG owns shares representing 16% of our outstanding shares and has the right to vote an additional 10%.

3) Cement Merchants SA, or CMS, a partner in Kersaf's hotel, casino and resort management activities in southern Africa, now owns shares representing approximately 6% of our outstanding shares. Heinrich von Rantzau, a principal of CMS, has joined our board of directors.

4) Kersaf, Caledonia and WLG have agreed to certain standstill provisions through June 2006 pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets. See "Registration Rights and Governance Agreement" below.

5) Pursuant to a registration rights and governance agreement, we granted certain registration rights to Kersaf, Caledonia, WLG and CMS, and Kersaf has agreed to sell not less than two million of our shares in a registered public offering before June 30, 2002, subject to certain extensions.

6) The terms of our directors, consisting of Messrs. S. Kerzner, Buckley, Siegel, Marks and von Rantzau, have been extended until our annual general shareholders meeting in 2004, which we believe will satisfy our agreement with the Bahamian government that SIIL control a majority of the board of directors until June 30, 2004. See "Item 4-(B) Business Overview -Certain Matters Affecting Our Bahamian Operations-Heads of Agreement."

7) After a transition period not to exceed one year from July 3, 2001, we will cease using the names "Sun" and "Sun International" and Kersaf will have exclusive rights to use such names. We are currently planning to effect this name change in June 2002.

8) Kersaf will pursue a potential resort development project in Port Ghalib, Egypt, and we will receive between 25% and 50% of Kersaf's gross receipts from this project, if consummated, such percentage to be determined based on certain thresholds.

9) Kersaf has made a one-time payment of $3.5 million to us and issued to us a secured note with a principal amount of $12.0 million and a maturity date of June 30, 2003. In December 2001, Kersaf repaid in full the principal amount of the note and accrued interest.

In October 2001, we commenced a lawsuit against Kersaf and certain of its subsidiaries. See "Item 8 - Financial Information - Legal Proceedings - Kersaf Litigation".

As of April 30, 2002, we had 27,716,010 shares outstanding. The following table sets forth certain information as of April 30, 2002 regarding the beneficial ownership of Sun International's ordinary shares by: (i) any person who is known to us to be the owner of more than 5% of any class of our voting securities and (ii) our directors and officers as a group:

Class of Shares	Owner	Amount		Percent of Class
Ordinary Shares	Caledonia Investments plc	8,673,948	(1)	31.2%
Ordinary Shares	Baron Capital Group, Inc.	5,627,735		20.3%
Ordinary Shares	World Leisure Group Limited	7,361,448	(2)	26.5%
Ordinary Shares	Kersaf Investments Limited	5,733,310	(3)	20.6%
Ordinary Shares	Cement Merchants SA	1,686,984		6.1%
Ordinary Shares	Directors and officers as a group (excluding shares deemed owned by WLG and S. Kerzner)	-		less than 1%

(1) Includes 2,866,655 shares owned by Kersaf with respect to which Kersaf has granted the right to vote by proxy.

(2) Includes 2,866,655 shares owned by Kersaf with respect to which Kersaf has granted the right to vote by proxy.

(3) Kersaf has no right to vote these shares.

As of April 30, 2002, we had approximately 723 holders of record of approximately 27,716,010 Ordinary Shares, excluding 7,087,600 Ordinary Shares held as treasury stock. As of April 30, 2002, there were an estimated 710 U.S. holders of record holding approximately 36% of the Ordinary Shares.

All of our Ordinary Shares have the same voting rights.

(B) Related Party Transactions

Set forth below is a summary of certain agreements that have been entered into or transactions that have occurred since the beginning of the last fiscal year involving us and any of our subsidiaries, affiliates or key management.

Registration Rights and Governance Agreement

As part of the SIIL reorganization, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their affiliates. Among other things, under this agreement:

1) we have granted certain registration rights to Kersaf, Caledonia, WLG and CMS in respect of their Sun International ordinary shares, and Kersaf has agreed to sell not less than 2.0 million of our shares in a registered public offering before June 30, 2002, subject to certain extensions.

2) we submitted to our shareholders an amendment to our articles of association that was adopted in September 2001 and set the term of our existing directors to expire at our annual general meeting in 2004;

3) Kersaf has agreed until June 30, 2006 not to acquire any of our shares. In addition, subject to certain rights of first refusal as between themselves, each of Caledonia, WLG and CMS has agreed not to acquire any additional shares of Sun International in excess of 0.9 million, in the case of Caledonia and WLG, and 4.0 million, in the case of CMS, prior to June 30, 2006, in each case subject to certain exceptions; and

4) Kersaf, Caledonia and WLG will refrain from proposing or consummating certain extraordinary corporate transactions involving us, including any merger or the sale of substantially all of our assets.

Harborside Promissory Notes

We, in conjunction with Vistana, have entered into a series of promissory notes with Harborside at Atlantis to fund the construction cost of the timeshare development. As of December 31, 2001, we had advanced a total of $25 million to Haborside at Atlantis. Of this amount Harborside at Atlantis had repaid $3.5 million resulting in an outstanding balance of $21.5 million at December 31, 2001. During the first quarter of 2002, Harborside at Atlantis has repaid an additional $2.1 million to us. The loans we made (the "Sun Loans") were made simultaneously with loans from Vistana (the "Vistana Loans"). The Sun Loans and the Vistana Loans mirror each other in amounts, terms and conditions. Interest accrues at one-month Libor plus 250 basis points. The Sun Notes and the Vistana Notes are pari passu with respect to payments of principal and accrued interest and such payments will be made as cash is available from the sale of timeshare units.

Management Services and Fees

We provide management services to Sun Resorts Limited, a Mauritius company in which we currently own a 20.4% equity interest. Pursuant to the management agreement with Sun Resorts Limited, we provide comprehensive management services under individual management agreements relating to each of Le Saint Geran, Le Touessrok, La Pirogue, Sugar Beach and Le Coco Beach, resort hotels that Sun Resorts Limited owns. The term of each of these management agreements expires in December 2008.

We provide management services to Kanuhura, a Maldives company in which we currently own a 25% equity interest. The terms of the management agreement runs concurrent with the terms of a lease between

Kanuhura and the Government of the Maldives to lease Kanuhura. That lease expires in 2026 and is subject to extension.

We also provide management services to Harborside at Atlantis, a joint venture in which we own a 50% equity interest.

Long-Term Contract Fees

In 2001, we received $3.1 million from Kersaf pursuant to a long-term contract. This payment was established at $2.4 million in 1994 and increases at a rate of 3.0% per year and has been paid annually.

Office Lease

Effective February 2002, we entered into a lease agreement with Tennyson Properties Limited whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately GBP 205,000 (which approximates US$ 300,000 at December 31, 2001) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a Kerzner family trust.

ITEM 8. FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

Please refer to Item 18 for our consolidated financial statements and the independent auditors report prepared by Arthur Andersen LLP.

Legal Proceedings

Kersaf Litigation

On October 17, 2001 we commenced a lawsuit in the Supreme Court of the state of New York (Index No. 604963/01） against Kersaf, Royale Holdings Limited ("RRHL"), a subsidiary of Kersaf; and Sun International Management Limited, a subsidiary of RRHL, (collectively the "Kersaf Group"), for damages and other relief for breach of contract, breach of confidentiality, tortious interference with prospective business relations and unjust enrichment. The Kersaf Group engages in the resort, hotel and gaming business in southern Africa. The gravamen of the complaint is that, in settlement of prior disputes, the defendants entered into a series of related agreements in July, 2001, that, inter alia, barred the defendants from engaging in the hotel, resort and gaming business outside of the mainland of the continent of Africa for an agreed period of time; that shortly after entering into the agreements, the defendants breached them by engaging in business in areas of the world from which they were contractually barred from doing business; and that defendants misused confidential information to which they had access to interfere with and attempt to usurp business opportunities that belong rightly to us. The defendants have moved to dismiss a portion of

the action for lack of jurisdiction and the entire action on the grounds that the New York Court is an inconvenient forum in which to hear the parties' dispute. The motion is scheduled to be heard by the court in June 2002.

Other Litigation

A suit was brought against Sun International and Sun International Bahamas Limited for wrongful death arising from an August 8, 2000 snorkeling accident which occurred in the Paradise Lagoon at Atlantis and resulted in the death of a fourteen-year old boy. We have asserted third-party claims against the general contractor, sub-contractor and the design professional that were involved in the Phase I construction project. The three third-party defendants have filed procedural motions to dismiss challenging venue and lack of personal jurisdiction that remain pending. Trial is scheduled to begin in December 2002. We maintain general liability insurance coverage for ourselves and our subsidiaries covering our Atlantis operations.

We are a defendant in certain litigation and are aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Enforceability Of Civil Liabilities

We are a Bahamian international business company incorporated under the Companies Act of the Commonwealth of The Bahamas. Certain of our directors and executive officers reside outside the United States. A substantial portion of the assets of such persons and a certain portion of our assets are located outside the United States. As a result, in the opinion of Harry B. Sands and Company, our Bahamian counsel, it may be difficult or impossible to effect service of process within the United States upon such persons, to bring suit in the United States or to enforce, in the U.S. courts, any judgment obtained there against such persons predicated upon any civil liability provisions of the U.S. federal securities laws. It is unlikely that Bahamian courts would entertain original actions against Bahamian companies, their directors or officers predicated solely upon U.S. federal securities laws. Furthermore, judgments predicated upon any civil liability provisions of the U.S. federal securities laws are not directly enforceable in The Bahamas. Rather, a lawsuit must be brought in The Bahamas on any such judgment. Subject to consideration of private international law, in general, a judgment obtained after due trial by a court of competent jurisdiction, which is final and conclusive as to the issues in connection, is actionable in Bahamian courts and is impeachable only upon the grounds of (i) fraud, (ii) public policy and (iii) natural justice.

Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States. As a result, we may be unable to collect gaming debts from patrons of our casinos who reside in such jurisdictions.

Dividend Policy

Pursuant to our Articles of Association, the Board of Directors may from time to time declare dividends. We historically have not paid dividends and there are currently no plans to declare any dividends.

(B) Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2001.

ITEM 9. THE OFFER AND LISTING

(A) Offer and Listing Details

The Ordinary Shares do not trade on any foreign exchange. The Ordinary Shares have been listed and traded on the NYSE since March 1, 1996. On April 30, 2002, the closing price of our Ordinary Shares on the NYSE was $28.33.

The following tables set forth the range of high and low closing sale prices of the Ordinary Shares as reported on the NYSE during the periods shown.

For the year:

	High	**Low**
2001	$28.50	$17.13
2000	23.75	15.88
1999	47.49	17.31
1998	50.38	31.00
1997	41.50	30.00

For the quarter:

	High	**Low**
2002: 1st quarter	$27.21	$22.95
2001: 1st quarter	23.11	19.23
2nd quarter	28.50	22.15
3rd quarter	28.31	17.23
4th quarter	25.35	17.13
2000: 1st quarter	22.50	15.88
2nd quarter	21.00	17.00
3rd quarter	22.44	17.63
4th quarter	23.75	18.38

For the month:

	High	Low
2002 April	$29.15	$26.12
2002 March	27.21	24.90
2002 February	25.66	23.51
2002 January	24.58	22.95
2001 December	25.35	17.50

(B) Plan of Distribution

Not applicable.

(C) Markets

Since March 1, 1996, our Ordinary Shares have been listed and traded on the NYSE. Our ordinary shares are not listed on and do not trade on any other exchange.

(D) Selling Shareholders

Not applicable.

(E) Dilution

Not applicable.

(F) Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

(A) Share Capital

Not applicable.

(B) Articles of Association

The Restated Articles of Association of Sun International, dated as of June 26, 2001, was filed with the SEC as an exhibit to our Form 20-F Annual Report for the year ended December 31, 2000, in file number 1-04226. Subsequent amendments, dated as of September 24, 2001, to these Restated Articles of

Association were filed with the SEC with our proxy statement for the annual general meeting to be held on September 24, 2001.

A description of certain provisions of the Company's Restated Articles of Association is incorporated by reference to the "Description of Capital Stock" section of the Company's Form F-3 filed with the SEC on May 23, 2002.

(C) Material Contracts

The following is a summary of each material contract in which we or any of our subsidiaries have been a party to for the past two years.

First Amendment to the Third Amended and Restated Revolving Credit Facility

On June 13, 2000, we amended the Revolving Credit Facility (the "First Amendment"). The First Amendment was entered into in order to allow us to complete a self-tender offer in 2000. An offer to purchase 5,000,000 Ordinary Shares at a $24 per share cash price was made by us on June 26, 2000. Such tender offer was completed in August 2000 whereby we purchased 5,000,000 Ordinary Shares for an aggregate price of $120 million. The self-tender offer was financed with borrowings under the Revolving Credit Facility. Pursuant to the First Amendment, the maximum amount of borrowings outstanding on the Revolving Credit Facility was reduced from $625 million to $500 million.

Second Amendment to the Third Amended and Restated Revolving Credit Facility

In January 2001, we amended the Revolving Credit Facility (the "Second Amendment") to allow for the Resorts Atlantic City Sale and the Atlantic City Option. In accordance with the amendment, the maximum amount of borrowings outstanding was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum amount of borrowings that could be outstanding to $373 million. This limitation on borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

Fourth Amended and Restated Revolving Credit Facility

On November 13, 2001, we entered into a Fourth Amended and Restated Revolving Credit Facility with a syndicate of banks, the Lenders. The borrowings then-outstanding under the previous Revolving Credit Facility were paid in full. Under the new facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances. We are currently engaged in discussions with certain Lenders to increase the maximum allowable borrowings that may be outstanding to $300 million, pursuant to the Amended Revolving Credit Facility, in which case, an additional $50 million of borrowings would be available under certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) LIBO rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full in November 2006.

The Amended Revolving Credit Facility contains restrictive covenants that include: (a) restrictions on the payment of dividends, (b) minimum levels of consolidated EBITDA, (c) a minimum relationship between consolidated EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

Mohegan Sun Agreements

In February 1998, TCA and the Mohegan Tribe entered into a Relinquishment Agreement that terminated TCA's management of Mohegan Sun effective January 1, 2000. Under the Relinquishment Agreement, TCA receives 5% of the gross revenues of Mohegan Sun (including any expansions thereto) for a period of 15 years

In February 1998, TCA and the Mohegan Tribe also entered into a development services agreement. Under this agreement, TCA acted as the Mohegan Tribe's developer for its $1 billion expansion of Mohegan Sun, including a new 119,000 square foot casino that opened in October 2001 and a 34-story 1,200-room hotel that opened a majority of its rooms in April 2002.

Management Agreements

We have long-term management contracts with each of five hotels in the Mauritius that are owned by Sun Resorts Limited, including the Le Saint Geran, Le Touessrok, La Pirogue, Le CoCo Beach and Sugar Beach. Pursuant to these management agreements, we provide comprehensive management services for which we receive a management fee calculated as a percentage of revenues (2%) and adjusted EBITDA (15%). The term of each of these management agreements continues through December 2008.

We have a management agreement to manage the Royal Mirage Hotel in Dubai, which opened in August 1999. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenues (1.5%) and gross operating profits, as defined (10%). The management fee schedule may be renegotiated after 10 years. This management agreement expires in 2019.

In July 2001, we entered into a management agreement to provide comprehensive management services to Kanuhura Sun Resort and Spa in the Maldives. Pursuant to this agreement, we receive a management fee calculated as a percentage of revenue (1.0%) and gross operation profit, as defined (10%). This management agreement expires in 2026.

Harborside at Atlantis Joint Venture

In 1999, we formed a joint venture with Vistana, a subsidiary of Starwood, to develop a timeshare project on Paradise Island adjacent to Atlantis called Harborside at Atlantis. We and Vistana each hold a 50% interest in Harborside at Atlantis. As part of the joint venture, we contributed land and Vistana contributed cash based on the number of timeshare units to be developed.

Purchase Agreement between the Company and Colony

The Purchase Agreement among SINA, as parent, GGRI, Inc., as Seller and Colony as Buyer (the "Purchase Agreement") was dated October 30, 2000. The contract was entered into between the parties to effect the Resorts Atlantic City Sale described in "Item 4. History and Development of Business - Recent Developments". The Resorts Atlantic City Sale closed on April 25, 2001, and pursuant to the Purchase Agreement, was conditioned on the approval by the New Jersey Casino Control Commission and Colony receiving financing. Pursuant to the Purchase Agreement, upon closing of the Resorts Atlantic City Sale, Colony received a two year option to acquire certain undeveloped real estate owned by us, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. Also pursuant to the Purchase Agreement, effective April 25, 2001, Colony leases from SINA certain of the undeveloped real estate that is subject to the Atlantic City Option, for $100,000 per month.

Colony Note

To facilitate Colony's financing of the Resorts Atlantic City Sale, we lent Colony $17.5 million toward the purchase price of Resorts Atlantic City in exchange for an unsecured note at an annual rate of 12.5% per annum. Interest was payable semi-annually, one-half in cash and one-half in PIK Notes, the principal balance and all outstanding interest of the Note and the PIK Notes to be paid in seven years from the date of the original Note. The effective date of the Note was April 25, 2001. In March 2002, Colony repaid the notes in full including accrued interest.

NY Project Development Services Agreement

In March 2001, TCNY entered into a Development Services Agreement with the Stockbridge-Munsee Tribe for the development of a casino project in the Catskill region of New York. The Development Agreement was amended and restated in February 2002. Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years.

Internet Gaming Agreement

On February 15, 2002, we entered into an agreement with Station Casinos, pursuant to which Station Casinos will purchase a 50% interest in SunOnline, our internet gaming subsidiary. Each company will have equal board representations and SunOnline will be the exclusive vehicle for both us and Station Casinos to pursue the internet gaming business in certain jurisdictions. We expect the transaction to close by the third quarter of 2002. The transaction is subject to a number of conditions, including regulatory approvals.

(D) Exchange Controls

The Central Bank of The Bahamas (the "Central Bank") must approve any payments made to companies, including us, which are non-resident companies for exchange control purposes. The Central Bank has granted approved investment status in respect of our holding of the capital stock of our Bahamian subsidiaries. The granting of such status will mean that all payments of a current nature, including the repatriation of dividends or other distributions to us out of the revenues of our Bahamian subsidiaries and any proceeds received on the sale of such subsidiaries will be routinely approved by the Central Bank following proper application. Any other payments to us by our Bahamian subsidiaries will require standard approval by the Central Bank.

There currently are no limitations on the right of nonresident or foreign owners to hold or vote the Ordinary Shares imposed by foreign law or by our Articles of Association.

(E) Taxation

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain United States federal income tax consequences to the acquisition, ownership and disposition of Ordinary Shares. For purposes of this discussion, a "United States Holder" means an individual citizen or resident of the United States, a corporation organized under the laws of the United States or of any state of political subdivision thereof, or an estate or trust the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

Rules regarding partnerships are complex. Partners in partnerships should consult their tax advisers regarding the implications of owning Ordinary Shares.

This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and judicial decisions currently in effect. This discussion does not consider any specific circumstances of any particular United States Holder and applies only to United States Holders that hold Ordinary Shares as a capital asset. Investors are urged to consult their tax advisers regarding the United States federal tax consequences of acquiring, holding and disposing of Ordinary Shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Ownership of Ordinary Shares

Dividends on Ordinary Shares paid to United States Holders will be treated as dividend income for United States federal income tax purposes to the extent of our undistributed current or accumulated earnings and profits as computed for federal income tax purposes. Such dividends will generally not be eligible for the dividends received deduction available to certain United States corporations under Section 243 of the Internal Revenue Code of 1986, as amended.

We are not a "passive foreign investment company" (a "PFIC"), a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation" (a "CFC") for United States federal income tax purposes. We are not a CFC or an FPHC as more than 55% of our voting interest and stock value is owned by non-United States entities. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by United States persons who each owned (directly, indirectly or by attribution) 10% or more of the voting power of our stock ("10% Shareholders"), we would become a CFC and each such 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of a portion of our undistributed income. If more than 50% of the voting power or value of our stock were owned (directly, indirectly or by attribution) by five or fewer individuals who are citizens or residents of the United States and if at least 60% of our income consisted of certain interest, dividend or other enumerated types of income, we would be an FPHC. If we were an FPHC, each United States Holder (regardless of the amount of stock owned by such United States Holder) would be required to include in its taxable income as a constructive dividend its share of our undistributed income of specified types. If our foreign ownership interests were to decrease, or if United States persons were to acquire a greater ownership interest in our foreign stock holders, then it is possible that we could become a CFC or FPHC if we otherwise satisfied the tests set forth above.

We are not a PFIC because we do not anticipate that more than 75% of our annual gross income will consist of certain "passive" income or more than 50% of the average value of our assets in any year will consist of assets that produce, or are held for the production of, such passive income. If such income and asset tests were not met and we were to become a PFIC, all United States Holders would be required to include in their taxable income certain undistributed amounts of our income, or in certain circumstances, to pay an interest charge together with tax calculated at maximum rates on certain "excess distributions" (defined to include any gain on the sale of stock).

Any gain or loss on the sale or exchange of Ordinary Shares by a United States Holder will be a capital gain or loss. If the United States Holder has held such Ordinary Shares for more than one year, such gain or loss will be a long-term capital gain or loss.

Annual filings of Form 5471 may be required from certain United States persons owning 10% or more of our stock.

Certain Bahamian Tax Considerations

The following is a brief and general summary of certain Bahamian tax matters as they may relate to the Company and the holders of the Ordinary Shares of the Company. The discussion is not exhaustive and is based on Bahamian law currently in effect.

The Bahamas does not impose any income, capital gains or withholding taxes. Therefore, the Company will not be subject to income tax in The Bahamas on an ongoing basis and dividends paid on Ordinary Shares to holders thereof will not be subject to a Bahamian withholding tax (the Company, however, is subject to gaming taxes and other governmental fees and charges).

(F) Dividends and Paying Agents

Not applicable.

(G) Statement by Experts

Not applicable.

(H) Documents on Display

Sun International is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports and other information with the Securities and Exchange Commission. You may read and copy all or any portion of the Annual Report and its exhibits at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at its regional office Citicorp Center, 500 West Madison Street, Suite 1400 Chicago, Illinois 60661-2511. You may request copies of all or any portion of these documents, upon payment of a duplication fee, by writing to the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain more information about the public reference room by calling the SEC at 1-800-SEC-0330. Our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at www.sec.gov.

(I) Subsidiary Information

Please refer to "Item 4. Information on the Company (C) Organizational Structure" for a list of our significant subsidiaries. A listing of our significant subsidiaries is filed with this Annual Report as Exhibit 8. See "Item 19. Exhibits".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our major market risk is interest rate risk associated with our bank debt and interest rate swaps on a portion of our fixed rate debt. We attempt to limit our exposure to interest rate risk by managing the mix of

fixed and floating rate debt, and by entering into variable interest rate swap agreements to hedge a portion of our fixed rate debt. See "Item 5. – (A) Operating and Financial Review and Prospects - Other Matters – Market Risk" for information on our interest rate swap agreements.

We prepare our financial statements in U.S. dollars. Our most significant non-U.S. operations are in The Bahamas. Due to current governmental policies in The Bahamas that equate one Bahamian dollar to one United States dollar and to our limited operations in other jurisdictions outside the United States, we do not have material market risk exposures relative to changes in foreign exchange rates.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. The fair value of variable rate debt approximates the carrying value since interest rates are variable and, thus, approximate current market rates. The fair value of fixed rate date is based on the market value on the balance sheet date, and in the case of the fair value of interest rate swaps is determined from representations of financial institutions and represents the discounted future cash flows through maturity or expiration using current rates, and is effectively the amount we would pay or receive to terminate the agreements.

December 31, 2001 (In Thousands of Dollars) Asset (Liability)	Expected Maturity Date							Fair Value December 31, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	
Fixed rate debt:								
9% Notes	$ -	$ -	$ -	$ -	$ -	$200,000	$200,000	$196,000
8 5/8% Notes	-	-	-	-	-	100,000	100,000	98,000
8 7/8% Notes	-	-	-	-	-	200,000	200,000	192,000
Variable rate debt Average interest rates	-	-	-	-	24,000	-	24,000	24,000
Interest rate swaps	-	-	-	-	-	-	-	$5,503
Average pay rate (a)								6.411%
Average receive rate								8.875%

(a) Based on average spreads ranging from 2.95-3.02% plus six-month LIBOR.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

There is nothing to disclose with respect to this item.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In July 2001, pursuant to a consent solicitation, we amended the indentures to our 9% Senior Subordinated Notes and our 8 5/8% Senior Subordinated Notes. In August 2001, we issued the 8 7/8% Senior Subordinated Notes which rank par passu to the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes. The proceeds from the 8 7/8% Senior Subordinated Notes were used to repay borrowings then outstanding on our Revolving Credit Facility.

In November 2001, we amended our Revolving Credit Facility. This amendment, among other things, reduced the maximum amount of borrowing that may be outstanding under the facility to $200 million, with an additional $150 million available under certain circumstances, and extended the terms of the facility for an additional four years. As of May 2002, we are currently engaged in discussions with certain Lenders to increase the maximum amount of borrowings that may be outstanding to $300 million, in which case an additional $50 million would be available under certain circumstances. The Senior Subordinated Notes are subordinate to the Revolving Credit Facility. See "2001 Consent Solicitation" and "Refinancing" under "Item 4 (A) History and Development of the Company" for a description of these transactions.

On May 20, 2002, we issued in a private offering an additional $200 million of 8 7/8% Senior Subordinated Notes. The proceeds from this offering will be used to fund a tender offer and redemption of our 9% Senior Subordinated Notes. These transactions are further described under "Item 4. (A) History and Development of the Company – Recent Developments".

As part of the SIIL reorganization, Kersaf has granted a proxy to vote half of its shares to WLG and half of its shares to Caledonia. In addition, we entered into a registration rights and governance agreement with Kersaf, WLG, Caledonia, CMS and certain of their affiliates. See "Item 7. Major Shareholders and Related Party Transactions" for a further description of these transactions.

ITEM 15. RESERVED

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

(A) List of Financial Statements and Financial Statement Schedules

Report of Independent Public Accountants F-2
Consolidated Balance Sheets..F-3
Consolidated Statements of Income F-4
Consolidated Statements of Changes in Shareholder Equity..F-5
Consolidated Statements of Cash Flows...F-6
Notes to Consolidated Financial Statements...F-7

ITEM 19. EXHIBITS

Exhibit No.	Description	Sequentially Numbered Pages
1.1	Restated Articles of Association of SIHL dated as of June 26, 2001.	Incorporated by reference to Exhibit 1 to Sun International's Form 20-F Annual Report for the year ended December 31, 2001, in File No. 1-04226.
1.2	Amendment to Restated Articles of Association of SIHL dated as of September 24, 2001.	Incorporated by reference to Exhibit 10 to registrant's Form 6-K dated August 24, 2001 in File No. 1-04226.
2.1 (a)	Form of Purchase Agreement for $200,000,000 principal amounts of 9% Senior Subordinated Notes due 2007 dated March 5, 1997, among SIHL and SINA, as issuers, Bear, Stearns & Co. Inc., Societe Generale Securities Corporation and Scotia Capital Markets (USA) Inc., as purchasers, and various subsidiaries of SIHL, as guarantors.	Incorporated by reference to Exhibit (4)(e)(1) to SINA's Form 10-K Annual Report for the fiscal year ended December 31, 1996, in File No. 1-4748.
2.1 (b)	Form of Indenture dated as of March 10, 1997, between SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and The Bank of New York, as trustee, with respect to $200,000,000 principal amount of 9% Senior Subordinated Notes due 2007 and exhibits thereto.	Incorporated by reference to Exhibit (4)(e)(2) to SINA's Form 10-K Annual Report for the fiscal year ended December 31, 1996, in File No. 1-4748.
2.1 (c)	Supplemental Indenture dated as of July 23, 2001 to Indenture dated as of March 10, 1997 to the 9% $200,000,000 Senior Subordinated Notes due 2007.	Incorporated by reference to Exhibit (99)(a) to registrant's Form 6-K dated July 23, 2001 in File No. 1-04226.
2.1 (d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of March 10, 1997 to the 9% $200,000,000 Senior Subordinated Notes due 2007.	Incorporated by reference to Exhibit (99)(b) to registrant's Form 6-K dated September 19, 2001 in File No. 1-04226.

Exhibit No.	Description	Sequentially Numbered Pages
2.1 (e)	Form of Registration Rights Agreement dated as of March 5, 1997, by and among SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and Bear, Stearns & Co. Inc., Societe Generale Securities Corporation and Scotia Capital Markets (USA) Inc., as purchasers.	Incorporated by reference to Exhibit (4)(e)(3) to SINA's Form 10-K Annual Report for the fiscal year ended December 31, 1996, in File No. 1-4748.
2.1 (f)	Form of Inter-Borrower Agreement dated as of March 10, 1997, between SIHL and SINA.	Incorporated by reference to Exhibit (4)(e)(4) to SINA's Form 10-K Annual Report for the fiscal year ended December 31, 1996, in File No. 1-4748.
2.2 (a)	Form of Indenture dated as of December 10, 1997, between SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and The Bank of New York, as trustee, with respect to $200,000,000 principal amount of 8.625% Senior Subordinated Notes due 2007.	See Exhibit 2.2 (a).
2.2 (b)	Supplemental Indenture dated as of July 23, 2001 to Indenture dated as of December 10, 1997 to the 8.625% $100,000,000 Senior Subordinated Notes due 2007.	Incorporated by reference to Exhibit (99)(b) to registrant's Form 6-K dated July 23, 2001 in File No. 1-04226.
2.2 (c)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of December 10, 1997 to the 8.625% $100,000,000 Senior Subordinated Notes due 2007.	Incorporated by reference to Exhibit (99)(c) to registrant's Form 6-K dated September 19, 2001 in File No. 1-04226.
2.3 (a)	Form of Purchase Agreement for $200,000,000 principal amounts of 8 7/8% Senior Subordinated Notes due 2011 dated August 9, 2001, among SIHL and SINA, as issuers, Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as purchasers, and various subsidiaries of SIHL, as guarantors.	See Exhibit 2.3 (a).

Exhibit No.	Description	**Sequentially Numbered Pages**
2.3 (b)	Form of Purchase Agreement for $200,000,000 principal amounts of 8 7/8% Senior Subordinated Notes due 2011 dated May 9, 2002, among SIHL and SINA, as issuers, Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as purchasers, and various subsidiaries of SIHL, as guarantors.	See Exhibit 2.3 (b).
2.3 (c)	Form of Indenture dated as of August 14, 2001, between SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and The Bank of New York, as trustee, with respect to $200,000,000 principal amount of 8 7/8% Senior Subordinated Notes due 2011.	Incorporated by reference to Exhibit (2)(c) to registrant's Form 6-K dated August 24, 2001 in File No. 1-04226.
2.3 (d)	Supplemental Indenture dated as of September 19, 2001 to Indenture dated as of August 14, 2001 to the 8 7/8% $200,000,000 Senior Subordinated Notes due 2011.	Incorporated by reference to Exhibit (99)(a) to registrant's Form 6-K dated September 19, 2001 in File No. 1-04226.
2.3 (e)	Form of Registration Rights Agreement dated as of August 14, 2001, by and among SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and Deutsche Banc Alex. Brown Inc., Bear Stearns & Co. Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, Fleet Securities, Inc., and The Royal Bank of Scotland PLC, as purchasers.	Incorporated by reference to Exhibit 2 (b) to SIHL's Form 6-K dated August 24, 2001 in File No. 1-04226.
2.3 (f)	Form of Registration Rights Agreement dated as of May 20, 2002, by and among SIHL and SINA, as issuers, various subsidiaries of SIHL, as guarantors, and Bear Stearns & Co. Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Banc of America Securities LLC, Wells Fargo Brokerage Services, LLC, J.P. Morgan Securities Inc., as purchasers.	See Exhibit 2.3 (f).

Exhibit No.	Description	Sequentially Numbered Pages
4.1	Purchase Agreement among SINA as parent, GGRI, as Seller and Colony as Buyer dated as of October 30, 2000.	Incorporated by reference to Exhibit (10) to SINA's Form 10-Q Quarterly Report for the quarter ended September 30, 2000 in File No. 1-4748.
4.2	Promissory Note between Colony and SINA dated as of April 25, 2001.	Incorporated by reference to Exhibit 2 of Sun International's Form 6-K dated May 3, 2001 in File No. 1-04226
4.3	Fourth Amended and Restated Revolving Credit Facility dated as of November 13, 2001 among SIHL, SINA and SIB and various financial institutions as Lenders, and CIBC as the administrative agent.	Incorporated by reference to Exhibit (10) to SINA's Form 10-Q Quarterly Report for the quarter ended September 30, 2001, in File No. 1-4748.
4.4	TCNY Second Amended and Restated Development Services Agreement dated as of February 6, 2002 among the Stockbridge-Munsee Tribe, the Stockbridge-Munsee Tribal Gaming Authority, TCNY, SINA and Waterford Gaming Group, LLC.	Incorporated by reference to Exhibit (10) to SINA's Form 10-Q Quarterly Report for the quarter ended March 31, 2002, in File No. 1-4748.
4.5	Management Agreement between the Government of Dubai and Sun International Management Limited and Sun International Hotels Limited dated as of June 5, 1998.	Incorporated by reference to Exhibit 3.2 to Sun International's Form 20-F Annual Report for the year ended December 31, 1998, in File No. 1-04226.
4.6	Development Services Agreement dated February 7, 1998 between the Mohegan Tribal Gaming Authority and TCA.	Incorporated by reference to Exhibit 2.1 to Sun International's Form 20-F Annual Report for the year ended December 31, 1997, in File No. 1-04226.

Exhibit No.	Description	Sequentially Numbered Pages
4.7	Relinquishment Agreement dated February 7, 1998, between the Mohegan Tribal Gaming Authority and TCA.	Incorporated by reference to Exhibit 2.2 to Sun International's Form 20-F Annual Report for the year ended December 31, 1997, in File No. 1-04226.
4.8	Stock Purchase Agreement dated as of February 14, 2002, by and among Station Casinos, Inc., Station Online, Inc., SIHL and SunOnline Limited with respect to certain shares of capital stock of SunOnline Limited.	See Exhibit 4.8.
4.9	Resorts Retirement Savings Plan, dated January 1, 2000.	Incorporated by reference to Exhibit (10)(c) to SINA's Form 10-K Annual Report for the year ended December 31, 2000 in File No. 1-4748.
6	Computation of earnings per share.	Incorporated by reference to Note 2 of the Notes to the Consolidated Financial Statements.
8	Listing of subsidiaries.	See Exhibit 8.
10.1	Sun International Hotels Limited Audit Committee Charter.	Incorporated by reference to Exhibit 3.4 of Sun International's Form 20-F Annual Report for the year ended December 31, 1999, in File No. 1-04226.
10.2	Letter from the Registrant to the SEC regarding representations made by Arthur Andersen LLP.	See Exhibit 10.2.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUN INTERNATIONAL HOTELS LIMITED

Date: May 30, 2002

By: /s/John R. Allison

Name: John R. Allison

Title: Executive Vice President
Chief Financial Officer

SUN INTERNATIONAL HOTELS LIMITED

Consolidated Financial Statements as of December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 25, 2002

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share data)

	December 31,	
	2001	**2000**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 30,471	$ 22,497
Restricted cash	4,518	1,651
Trade receivables, net	37,454	40,612
Due from affiliates	28,364	34,140
Inventories	8,807	10,417
Prepaid expenses and other assets	5,226	9,849
Net assets held for sale	-	138,350
Total current assets	114,840	257,516
Property and equipment, net	1,155,192	1,155,509
Note receivable	18,018	-
Due from affiliates – non-current	15,888	5,069
Deferred tax asset, net	3,874	-
Deferred charges and other assets, net	18,692	13,120
Investment in associated companies	30,527	29,577
Total assets	$1,357,031	$1,460,791
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 261	$ 230
Accounts payable and accrued liabilities	148,063	136,872
Capital creditors	6,570	12,954
Total current liabilities	154,894	150,056
Other long-term liabilities	5,503	-
Long-term debt, net of current maturities	518,231	668,908
Total liabilities	678,628	818,964
Commitments and contingencies (Notes 9 and 17)		
Shareholders' equity:		
Ordinary shares, $.001 par value	34	34
Capital in excess of par	688,714	680,784
Retained earnings	160,977	129,321
Accumulated other comprehensive loss	(8,553)	(5,543)
	841,172	804,596
Treasury stock	(162,769)	(162,769)
Total shareholders' equity	678,403	641,827
Total liabilities and shareholders' equity	$1,357,031	$1,460,791

The accompanying notes are an integral part of these balance sheets.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except per share data)

	For the Year Ended December 31,		
	2001	**2000**	**1999**
Revenues:			
Gaming	$ 116,490	$ 367,935	$ 351,545
Rooms	176,573	194,008	164,831
Food and beverage	121,415	147,718	137,100
Tour operations	36,348	33,192	28,714
Real estate related	9,771	108,650	-
Management and other fees	36,806	35,763	46,898
Other revenues	56,416	49,208	45,910
Insurance recovery	2,000	-	14,209
Gross revenues	555,819	936,474	789,207
Less: promotional allowances	(22,778)	(51,779)	(50,240)
Net revenues	533,041	884,695	738,967
Cost and expenses:			
Gaming	60,444	224,765	209,177
Rooms	29,625	33,915	30,448
Food and beverage	82,856	98,288	91,539
Other operating expenses	80,094	96,605	92,705
Real estate related	2,865	32,272	-
Selling, general and administrative	80,206	103,465	93,962
Tour operations	32,041	29,626	27,816
Corporate expenses	25,106	25,340	16,260
Depreciation and amortization	51,490	60,223	57,230
Purchase termination costs	-	11,202	-
Transaction costs	-	7,014	-
Restructuring costs	5,732	-	-
Pre-opening expenses	6,904	7,616	5,398
Write-down of net assets held for sale	-	229,208	-
Cost and expenses	457,363	959,539	624,535
Income (loss) from operations	75,678	(74,844)	114,432
Other income (expense):			
Interest income	7,471	4,194	12,725
Interest expense, net of capitalization	(52,702)	(45,678)	(50,699)
Equity in earnings of associated companies	3,059	4,225	2,628
Other, net	(760)	(688)	60
Other expense, net	(42,932)	(37,947)	(35,286)
Income (loss) before provision for income taxes	32,746	(112,791)	79,146
Provision for income taxes	(1,090)	(6,313)	(9,324)
Net income (loss)	$ 31,656	$ (119,104)	$ 69,822
Earnings (loss) per share:			
Basic	$ 1.18	$ (3.86)	$ 2.09
Diluted	$ 1.14	$ (3.86)	$ 2.05

The accompanying notes are an integral part of these statements.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001, 2000 and 1999
(In thousands)

	Ordinary Shares		Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Equity	Comprehensive Income (Loss) for the Period
	Shares	Amount						
Balance at December 31, 1998	33,577	$34	$ 675,595	$ 178,603	$ (3,611)	$ -	$ 850,621	
Translation reserves	-	-	-	-	(1,958)	-	(1,958)	$ (1,958)
Repurchase of 1 million Ordinary Shares	-	-	-	-	-	(20,977)	(20,977)	-
Exercise of share options	112	-	2,696	-	-	-	2,696	-
Shares canceled	(7)	-	(373)	-	-	-	(373)	-
Net income	-	-	-	69,822	-	-	69,822	69,822
Balance at December 31, 1999	33,682	34	677,918	248,425	(5,569)	(20,977)	899,831	$ 67,864
Translation reserves	-	-	-	-	26	-	26	$ 26
Repurchase of 6.1 million Ordinary Shares	-	-	-	-	-	(141,792)	(141,792)	-
Exercise of share options	192	-	2,866	-	-	-	2,866	-
Net loss	-	-	-	(119,104)	-	-	(119,104)	(119,104)
Balance at December 31, 2000	33,874	34	680,784	129,321	(5,543)	(162,769)	641,827	$ (119,078)
Translation reserves	-	-	-	-	(3,010)	-	(3,010)	$ (3,010)
Exercise of share options	531	-	7,930	-	-	-	7,930	-
Net income	-	-	-	31,656	-	-	31,656	31,656
Balance at December 31, 2001	34,405	$34	$ 688,714	$ 160,977	$ (8,553)	$ (162,769)	$ 678,403	$ 28,646

The accompanying notes are an integral part of these statements.

SUN INTERNATIONAL HOTELS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	For the Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 31,656	$ (119,104)	$ 69,822
Adjustments to reconcile net income (loss) to net			
cash provided by operating activities:			
Depreciation and amortization	55,692	64,340	60,147
Write-down of net assets held for sale	-	229,208	-
Purchase termination costs	-	11,202	-
(Gain) loss on disposition of other assets	760	688	(60)
Equity in earnings of associated companies,			
net of dividends received	(187)	(1,377)	23
Provision for doubtful receivables	6,355	6,492	6,466
Provision for discount on CRDA obligations, net	-	799	587
Deferred income tax benefit	(3,874)	-	-
Net change in deferred tax liability	-	205	(30)
Net change in deferred charges and other assets	(1,398)	(1,668)	4,548
Net change in working capital accounts:			
Receivables	(3,722)	(9,179)	(20,440)
Due from affiliates	1,377	(4,658)	(7,150)
Inventories and prepaid expenses	5,098	(2,052)	(8,129)
Accounts payable and accrued liabilities	1,676	26,490	4,198
Other	5,900	23,912	-
Net cash provided by operating activities	99,333	225,298	109,982
Cash flows from investing activities:			
Payments for property and equipment, net of insurance			
proceeds received	(67,590)	(155,892)	(205,046)
Net proceeds from the sale of other assets	2,547	501	5,186
Proceeds received from sale of Resorts Atlantic City, net	120,850	-	-
Proceeds received for repayment of note receivable	12,000	-	-
Proceeds from redemption of subordinated notes	-	-	94,126
Deposit refunded (paid) for proposed Desert Inn acquisition	-	7,750	(16,117)
Advances to associated companies, net	(6,420)	(18,663)	(600)
Acquisition of equity interest in associated company	(3,768)	-	-
Sale of subordinated notes	-	-	2,798
Reclassification of cash to net assets held for sale	-	(21,453)	-
CRDA deposits and other	-	(2,695)	(2,746)
Net cash provided by (used in) investing activities	57,619	(190,452)	(122,399)
Cash flows from financing activities:			
Proceeds from exercise of share options	7,930	2,866	2,696
Borrowings	274,500	202,000	129,000
Repurchase of Ordinary Shares	-	(141,792)	(20,977)
Debt issuance and modification costs	(8,805)	(919)	(2,361)
Repayment of borrowings	(419,736)	(113,063)	(118,854)
Net cash used in financing activities	(146,111)	(50,908)	(10,496)
Increase (decrease) in cash and cash equivalents	10,841	(16,062)	(22,913)
Cash and cash equivalents at beginning of period	24,148	40,210	63,123
Cash and cash equivalents at end of period	$ 34,989	$ 24,148	$ 40,210

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Basis of Presentation

Sun International Hotels Limited ("SIHL"), an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company", "we", "our" and "us" refer to SIHL together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination casino resorts and luxury hotels. In our destination casino resort business, we own and operate the Atlantis Paradise Island resort and casino complex ("Atlantis") located in The Bahamas. We also developed and receive certain revenue from the Mohegan Sun Casino in Uncasville, Connecticut. In our luxury resort hotel business, we operate eight beach resorts at locations in Mauritius, Dubai, the Maldives and The Bahamas. We are in the early stages of an Internet gaming venture, which was in the testing phase through the end of 2001 and commenced operations effective January 2002.

Prior to 2001, we owned and operated a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), which we sold to an unaffiliated entity.

Majority Shareholder Reorganization

In July 2001, we announced the restructuring of our majority shareholder, Sun International Investments Limited ("SIIL"), and the resolution of certain matters with SIIL and certain of its shareholders (collectively the "Reorganization"). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding ordinary shares (the "Ordinary Shares"). SIIL is itself owned in equal thirds by Kersaf Investments Limited ("Kersaf"), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL is being dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders will obtain direct ownership of their Ordinary Shares. In addition, SIIL's shareholders have agreed to, among other things, certain standstill provisions in effect through June 2006, pursuant to which each of them will refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of the Company's assets. Pursuant to a registration rights and governance agreement, we granted certain registration rights to SIIL's shareholders in respect of the Ordinary Shares held by them, and Kersaf has agreed to sell not less than two million of its Ordinary Shares in a registered public offering before June 30, 2002, subject to certain exceptions. Kersaf operates a number of hotel, casino and resort properties in southern Africa under the Sun International name and there has been some confusion regarding the use of the Sun International name by both Kersaf and the Company. We agreed that, after a transition period not to exceed one year from June 30, 2001, we will cease using the names "Sun" and "Sun International". In connection with the Reorganization, Kersaf agreed to pay us $15.5 million. This was settled by a one time cash payment of $3.5 million and the issuance of a 5 year, $12 million note, bearing interest at 9% per annum. In December 2001, the principal amount of the note and accrued interest thereon was repaid in full.

The Bahamas

Through certain Bahamian subsidiaries, we own and operate Atlantis, our flagship property. Atlantis is a 2,317-room, ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower, all built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air aquarium. Atlantis also features a 100,000 square foot entertainment complex containing approximately 1,000 slot machines and 80 table games, 17 restaurants, approximately 100,000 square feet of convention space, a sports center, over 30,000 square feet of high-end retail space and a 63-slip, full service marina. We also own and operate the Ocean Club Resort, a high-end luxury resort hotel with 106 rooms and suites located on Paradise Island, as well as the Ocean Club Golf Course, a water plant, and other improvements on Paradise Island. We own approximately 100 acres of undeveloped land, which is available for sale or development.

During 1999, we completed construction of a new 100,000 square foot convention facility. In 2000, we completed construction of an addition to the Ocean Club Resort comprising 40 luxurious rooms and ten deluxe suites, as well as a new beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse which opened to the public in January 2001. Also in 2000, we completed the infrastructure of the Ocean Club Estates, with 121 luxury homesites set around the golf course. Of the homesites available for sale, 102 were closed on during 2000 and nine more were closed on during 2001. As of December 31, 2001, there are no remaining homesites available for sale, although eight of them are pending final closing, and two will be retained by the Company.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc. ("Vistana"), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. ("Starwood"), to develop a timeshare project on Paradise Island adjacent to Atlantis ("Harborside at Atlantis"). Vistana and the Company each have a 50% interest in the joint venture. Construction of 82 two bedroom lock-off units was completed by February 2001 and sales of the timeshare units began in May 2000. Our share of earnings from Harborside at Atlantis is included in equity in earnings of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis.

Connecticut

We have a 50% interest in, and are a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed and until December 31, 1999, had a management agreement (the "Management Agreement") with the Mohegan Tribal Gaming Authority, an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Mohegan Tribe") to operate a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). The Management Agreement which covered management, marketing and administrative services, provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino. TCA is

obligated to pay certain amounts to its partners and certain of their affiliates, as priority payments. These amounts are paid as TCA receives sufficient cash to meet those priority payments.

In 1998, the Mohegan Tribe retained TCA to develop its $960 million expansion of the Mohegan Sun Casino for a fee of $14 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the "Relinquishment Agreement") whereby it was agreed that effective January 1, 2000, TCA would turn over management of the Mohegan Sun Resort Complex, including its expansion, to the Mohegan Tribe. The term of the Management Agreement was seven years beginning in October 1996, the date the Mohegan Sun Casino opened. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, effective January 1, 2000, TCA receives payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period. For the years 2001 and 2000, we recorded payments received from TCA pursuant to the Relinquishment Agreement of $27.4 million and $19.8 million, respectively, and for the year 1999 we recorded payments received pursuant to the Management Agreement of $32.6 million. Development fees earned for the years 2001, 2000 and 1999 were $0, $3.8 million and $6.7 million, respectively.

In connection with the development of the Mohegan Sun Casino in 1996, we held subordinated notes issued by the Mohegan Tribe, for which interest payments were satisfied by the issuance of additional notes. The aggregate principal balance on these notes, including accrued interest, was $94.1 million at December 31, 1999 when they were repaid in full. Interest earned in 1999 on the subordinated notes amounted to $9.9 million.

Mauritius, Maldives and Dubai

In Mauritius, we manage and own interests in five beach resorts ("Indian Ocean Resorts") including the 175-room Le Saint Geran Hotel, the 200-room Le Touessrok Hotel, the 248-room La Pirogue Hotel, the 333-room Le CoCo Beach and the 238-room Sugar Beach Resort Hotel. Through June 16, 2000, we owned a 22.8% interest in Indian Ocean Resorts. Effective June 16, 2000, Indian Ocean Resorts issued additional shares of stock under a rights issue in which we did not take up our rights, effectively reducing our ownership interest to 20.4%.

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the Kanuhura Resort & Spa ("Kanuhura"), a 120-room luxury resort located on Kanuhura Island. Effective August 1, 2001, we acquired a 25% ownership interest in Kanuhura for approximately $3.8 million.

In Dubai, we manage the Royal Mirage Hotel, a 258-room hotel that opened in August 1999. In 2001, we entered into negotiations to manage a new 225-room luxury hotel that is to be constructed adjacent to the existing property.

We manage these resorts under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Our share of earnings from the properties in Mauritius and the Maldives are included in equity in earnings of associated companies in the accompanying consolidated statements of operations.

Internet Gaming

In February 2001, we entered into an agreement with Boss Media AB to develop an Internet gaming software solution. Through a wholly owned subsidiary, we designed our website and developed and implemented systems and procedures to exclude play from jurisdictions where Internet gaming is illegal, such as the United States. From August to December 2001, we operated the site on a test basis without live wagering to determine the viability of the business and the effectiveness of our systems to maintain compliance with all applicable laws. Costs incurred during 2001 in connection with Internet gaming are included in pre-opening expenses in the accompanying consolidated statements of operations. In September 2001, we were awarded one of the first three online gaming licenses granted by the Isle of Man. In December 2001, our Internet gaming subsidiary became the first Isle of Man licensee to commence live gaming operations when it launched www.CasinoAtlantis.com, our Internet wagering site.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On April 25, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC ("Colony") for a purchase price of approximately $144 million, including accrued interest (the "Resorts Atlantic City Sale"). The proceeds received from Colony consisted of approximately $127 million in cash and an unsecured $17.5 million note (the "Promissory Note"). The Promissory Note accrues interest at a rate of 12.5% per annum, and interest is payable semi-annually, with the option to pay one-half of the interest through the issuance of additional notes. The net cash proceeds were used to permanently reduce borrowings outstanding by us under a bank credit facility (the "Revolving Credit Facility"). The cash proceeds received from Colony were partially offset by approximately $6 million in costs paid by us after closing, which included employee termination costs and legal fees.

We entered into a definitive agreement to sell Resorts Atlantic City in the fourth quarter of 2000, and as of December 31, 2000, we accounted for Resorts Atlantic City as an investment held for sale. The carrying value of the net assets to be disposed of was reclassified to net assets held for sale on our consolidated balance sheet and, in the fourth quarter of 2000, we recorded a loss of $229.2 million resulting from the write-down of net assets held for sale to their realizable value. Therefore, the net proceeds received at closing equaled the carrying value of the net assets disposed of, and accordingly, except for interest income earned during 2001 on the proceeds, there was no further gain or loss recorded as a result of the closing. As of January 1, 2001, the operations of Resorts Atlantic City are no longer included in our consolidated financial statements.

Summary operating results of Resorts Atlantic City for the year ended December 31 were as follows (in thousands of US dollars):

	2000	1999
Revenues	$ 257,963	$ 243,131
Net loss	$ (22,406)	$ (33,363)

Components of net assets held for sale as of December 31, 2000 were as follows (in thousands of US dollars):

Current assets	$ 34,534
Non-current assets	173,233
Current liabilities	(26,989)
Non-current liabilities	(42,428)
	$138,350

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the "Atlantic City Option") to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances. The net carrying value of the land included in the Atlantic City Option is included in property and equipment in the accompanying consolidated balance sheets. Effective April 25, 2001, the closing date of the Resorts Atlantic City Sale, Colony leases from us certain of the property included in the Atlantic City Option for $100,000 per month.

Trading Cove New York

Through a wholly-owned subsidiary, we own 50% of Trading Cove New York, LLC ("TCNY"), a Delaware limited liability company. In March 2001, TCNY entered into a development services agreement (the "Development Agreement") with the Stockbridge-Munsee Band of Mohican Indians (the "Stockbridge-Munsee Tribe") for the development of a casino project (the "Project") in the Catskill region of the State of New York (the "State"). The Development Agreement was amended and restated in February 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State, but is federally recognized and operates a casino on its reservation in Wisconsin and has a land claim pending in the U. S. District Court for the Northern District of New York against the State.

Pursuant to the Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Project. As compensation for these services, TCNY will earn a fee of 5% of revenues, as defined in the Development Agreement, beginning with the opening of the Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the "County"), of which approximately 333 acres are currently designated for the Project. In February 2002, the Tribe filed a Land to Trust Application with the U.S. Department of the

Interior, Bureau of Indian Affairs (the "BIA"), for the Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes.

In January 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Project.

The Project is contingent upon the receipt of numerous federal, state and local approvals to be obtained by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe.

Proposed Acquisition of SIHL Ordinary Shares and Self-Tender Offer

In January 2000, we had received a proposal from SIIL, at that time, the majority shareholder of SIHL, to acquire in a merger transaction all of the Ordinary Shares not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, we formed a committee of independent members of the Board of Directors (the "Special Committee") that retained its own financial and legal advisers. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, we announced that SIIL was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL had advised us that its proposal had been withdrawn.

In order to allow our shareholders to elect to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, in June 2000, our Board of Directors approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. The self-tender offer commenced on June 25, 2000 and on August 2, 2000, we announced that 13,554,651, of the then outstanding 32,682,350 Ordinary Shares, were tendered. Because the self-tender offer was oversubscribed, a pro-ration factor of 36.89% was applied, and pursuant to the self-tender offer, we purchased 5,000,000 Ordinary Shares at $24 per share. In 2000, transaction costs reflected in the accompanying consolidated statements of operations related to SIIL's proposed acquisition of Ordinary Shares as well as the completion of the self-tender offer.

Termination of Desert Inn Acquisition Agreement

In March 2000, Starwood and the Company agreed to terminate our agreement (the "Termination Agreement") under which we were to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for $275 million. In connection with the proposed acquisition of the Desert Inn, we had previously placed a $15 million deposit with Starwood (the "Deposit"). Pursuant to the Termination Agreement, the amount, if any, that the Company would be required to pay from the Deposit was based on the ultimate sales price of the Desert Inn to another party.

In June 2000, Starwood closed on the sale of the Desert Inn for approximately $270 million to an unrelated party, subject to certain post-closing adjustments. As a result, we were required to pay to Starwood $7.2 million from the Deposit. The remaining $7.8 million of the Deposit was refunded to us in August 2000. Purchase termination costs in the accompanying consolidated statements of operations included the $7.2 million paid to Starwood and $4.0 million of further costs related to the Desert Inn transaction.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SIHL and our subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, which are less than or equal to 50% and more than 20% owned, are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, calculation of income tax liabilities, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. Actual results may differ from these estimates and assumptions.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Revenues from tour operations include commissions on

the sale of travel reservations and are recognized at the time of departure. Real estate related revenues and profits on residential lot sales are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and are included in current liabilities. Management fees and other operating revenues include fees charged to unconsolidated affiliates for casino hotel management, executive management and project consulting. Revenues are recorded at the time the service is provided.

Promotional Allowances

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Rooms	$ 2,449	$ 11,441	$ 7,894
Food and beverage	6,243	23,587	21,692
Other	410	3,727	7,762
	$ 9,102	$ 38,755	$ 37,348

The total costs of providing promotional allowances in the years 2000 and 1999 included $27.1 million and $26.9 million, respectively, at Resorts Atlantic City.

Advertising Expense

We expense advertising costs as incurred. Advertising expense was $11.2 million , $7.6 million and $7.3 million for the years ended December 31, 2001, 2000 and 1999, respectively and is included in selling, general and administrative expenses in the accompanying statements of operations. Prepaid advertising for each of the periods presented was not material.

Pre-Opening Expenses

Pre-opening costs are charged to expense as incurred. In 1999, pre-opening expenses were related to the opening of the newly renovated casino at Resorts Atlantic City. In 2000, pre-opening expenses were related to the expansion of the Ocean Club Golf Course on Paradise Island. In 2001, pre-opening expenses were related to Internet gaming and the Ocean Club Golf Course in the amount of $4.6 million and $2.3 million, respectively.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the

accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 2001, 2000 and 1999.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of other comprehensive loss in the accompanying balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. Changes in the derivative's fair values will be recognized in income unless specific hedge accounting criteria are met. We have adopted SFAS 133 as of January 1, 2001.

We utilize interest rate protection agreements to manage the impact of interest rate changes on our long-term debt obligations. These agreements are accounted for in accordance with SFAS 133. See Note 9 herein for a description of our long-term debt and related derivative financial instruments.

Cash Equivalents

We consider all of our short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories of provisions and supplies are carried at the lower of cost (first-in, first-out) or market value. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

Land improvements and utilities	14 – 40 years
Hotels and other buildings	15 – 40 years
Furniture, machinery and equipment	2 – 15 years

Interest costs incurred during the construction period are capitalized.

Deferred Charges and Other Assets

Deferred charges related to the Mohegan Sun Casino are being amortized over a seven year period through the end of 2003. Debt issuance costs are amortized over the terms of the related indebtedness.

Goodwill

Prior to January 1, 2002, our goodwill was amortized on a straight-line basis over 40 years. Amortization expense included in the accompanying consolidated statements of operations related to goodwill was $-0-, $2.6 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity earnings of associated companies for each of the years ended December 31, 2001, 2000 and 1999 is net of $264,000 of amortization expense related to such goodwill.

We will account for goodwill under SFAS 142 effective January 1, 2002.

Capitalized Interest

Interest is capitalized on construction expenditures and land under development at the weighted average interest rate of our long-term debt. Interest costs of $1.1 million, $11.1 million and $4.9 million were capitalized in 2001, 2000 and 1999, respectively.

Stock Option Compensation

We have elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and as interpreted in FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Certain pro forma disclosures required by SFAS 123 are included in Note 11.

Long Lived Assets

We review our long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as previously described as a result of the Resorts Atlantic City Sale and the Atlantic City Option.

Income Taxes

We are subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

Other Comprehensive Loss

Other comprehensive loss items are not reported net of tax as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Per Share Data

We calculate earnings (loss) per share in accordance with SFAS No. 128 "Earnings per Share". The following is a reconciliation of the shares used in the per share computations:

	For the Year Ended December 31,		
(In thousands)	2001	2000	1999
Weighted average shares used in basic computations	26,885	30,849	33,465
Dilutive stock options, warrants and restricted shares outstanding	941	-	540
Weighted average shares used in diluted computations	27,826	30,849	34,005

The net income (loss) amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options, warrants and restricted shares was not included in the computation of diluted earnings per share in 2001 and 1999 because the effect would have been anti-dilutive. In the year 2000, we incurred a net loss, and therefore, the effect of all options, warrants and restricted shares was excluded in the computation. The number of options not included in the computation for the years 2001, 2000 and 1999 were 2.0 million, 2.2 million and 2.1 million respectively.

Reclassifications

Certain balances in the accompanying consolidated financial statements for 1999 have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 with respect to goodwill recognized on an entity's balance sheet as of the beginning of that fiscal year. Under SFAS 142 goodwill and certain other intangible assets with indefinite lives will no longer be amortized, but rather tested at least annually for impairment using a fair value based test. A loss resulting from impairment of such goodwill should be recognized as the effect of a change in accounting principal in the initial period of adopting SFAS 142. In subsequent reporting periods, goodwill impairment losses are to be recognized on a separate line item on the income statement included in income from operations. As a result of the Resorts Atlantic City Sale, all of the goodwill previously amortized to expense was written off in its entirety in the fourth quarter of 2000. Goodwill related to our investment in associated companies, and included therein in the accompanying consolidated financial statements, relates to our ownership interest in Indian Ocean Resorts. We believe that such goodwill is not impaired and therefore, this new pronouncement is not expected to have a material impact on our consolidated financial statements upon adoption.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). This pronouncement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale. We believe the adoption of SFAS 144 will not have a material effect on our consolidated financial statements.

Note 3 - Cash and Cash Equivalents

Cash equivalents at December 31, 2001 and 2000 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 2001, we held reverse repurchase agreements of $10.2 million, all of which matured in the first week of January 2002.

At December 31, 2001, restricted cash primarily includes $2.9 million on deposit in the Isle of Man related to our Internet gaming operation, a $1.0 million certificate of deposit as security on

a bank credit facility and customer deposits related to the sale of homesites at Ocean Club Estates.

Note 4 – Trade Receivables

Components of trade receivables were as follows:

	December 31,	
(In thousands of US Dollars)	2001	2000
Gaming	$ 21,832	$ 25,283
Less: allowance for doubtful accounts	(11,141)	(11,176)
	10,691	14,107
Non-gaming:		
Hotel and related	16,372	19,747
Other	12,729	8,026
	29,101	27,773
Less: allowance for doubtful accounts	(2,338)	(1,268)
	26,763	26,505
	$ 37,454	$ 40,612

Note 5 – Property and Equipment

Components of property and equipment were as follows:

	December 31,	
(In thousands of US dollars)	2001	2000
Land and land rights	$ 237,817	$ 210,247
Land improvements and utilities	227,635	197,201
Hotels and other buildings	638,232	575,019
Furniture, machinery and equipment	212,029	162,913
Construction in progress	18,119	135,409
	1,333,832	1,280,789
Less: accumulated depreciation	(178,640)	(125,280)
	$ 1,155,192	$ 1,155,509

Note 6 – Deferred Charges and Other Assets

Components of deferred charges and other assets were as follows:

	December 31,	
(In thousands of US dollars)	2001	2000
Debt issuance costs	$ 14,887	$ 10,277
Mohegan Sun Casino	1,739	1,669
Trading Cove New York	1,523	-
Other	543	1,174
	$ 18,692	$ 13,120

Note 7 – Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	December 31,	
(In thousands of US dollars)	2001	2000
Customer deposits and unearned revenues	$ 34,891	$ 37,007
Accrued payroll and related taxes and benefits	15,532	13,688
Deferred income	13,714	-
Accrued interest	11,796	5,228
Trade payables	11,535	34,540
Other accrued liabilities	60,595	46,409
	$ 148,063	$ 136,872

Note 8 – Other long-term liabilities

Other long-term liabilities at December 31, 2001 represents the fair value of our derivative instruments. See "Derivative Financial Instruments" described in Note 9 below.

Note 9 – Long Term Debt

Long-term debt consisted of the following:

(In thousands of US dollars)	December 31, 2001	December 31, 2000
Revolving Credit Facility	$ 24,000	$ 369,000
$200 million 9% senior subordinated notes due 2007, ("9% Senior Subordinated Notes")	199,419	199,337
$100 million 8 5/8% senior subordinated notes due 2007 ("8 5/8% Senior Subordinated Notes")	100,000	100,000
$200 million 8 7/8% senior subordinated notes due 2011, ("8 7/8% Senior Subordinated Notes")	194,497	-
Other	576	801
	518,492	669,138
Less: amounts due within one year	(261)	(230)
	$ 518,231	$ 668,908

Amended Revolving Credit Facility

Through November 13, 2001, we had available borrowings under our Revolving Credit Facility, for which the maximum borrowing capacity was $500 million prior to 2001. In January 2001, the Revolving Credit Facility was amended. In accordance with the amendment, the maximum borrowing capacity was reduced by the amount of cash proceeds received pursuant to the Resorts Atlantic City Sale, which upon closing of that sale, reduced the maximum borrowing capacity to $373 million. This limitation of borrowings was to be further reduced by the cash proceeds received from Colony if they exercised the Atlantic City Option. The term of the Revolving Credit Facility was through August 12, 2002, at which time we would have been required to pay in full any borrowings outstanding under that facility.

On November 13, 2001, we entered into an amended credit facility (the "Amended Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with Canadian Imperial Bank of Commerce ("CIBC") acting as administrative agent. The borrowings then outstanding under the previous Revolving Credit Facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is $200 million. An additional $150 million of borrowings may be available under certain circumstances, subject to approval by all of the Lenders.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25% to 1.75% based on a debt to earnings ratio during the period, as defined (the "Leverage Ratio") or (ii) LIBO rate plus 1.25% to 2.75% based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At December 31, 2001, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility was 4.23%. Loans under the Amended Revolving Credit Facility may be prepaid and reborrowed at any time

and are due in full in November 2006. Commitment fees are calculated at per annum rates ranging from 0.25% to 0.50%, based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains restrictive covenants that include, among other things: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"), (c) a minimum relationship between EBITDA and interest expense and debt and (d) a minimum level of consolidated net worth, as defined.

Senior Subordinated Notes

The 9% Senior Subordinated Notes, the 8 5/8% Senior Subordinated Notes and the 8 7/8% Senior Subordinated Notes (collectively the "Senior Subordinated Notes") are all unconditionally guaranteed by substantially all of our wholly-owned subsidiaries. Interest on each series of the Senior Subordinated Notes is paid semi-annually. The indenture for each of the Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

The Senior Subordinated Notes rank pari passu with each other and are all subordinated to the Amended Revolving Credit Facility.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed and variable rate borrowings. In August and December 2001, we entered into fixed-to-variable rate interest rate swap agreements (the "Swap Agreements") designated as fair value hedges of our 8 7/8% Senior Subordinated Notes. These Swap Agreements qualify for the "shortcut" method of accounting provided under SFAS 133, which allows the assumption of no ineffectiveness in our hedging relationship. As such, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are to be recorded as an asset or liability on our balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term liabilities on the accompanying consolidated balance sheet at December 31, 2001 represent the fair value of the Swap Agreements as of that date, with a corresponding decrease in the carrying value of our 8 7/8% Senior Subordinated Notes. This represents the principal amount we would have been required to pay had the Swap Agreements been terminated on that date. As of December 31, 2001, the aggregate notional principal amount of the Swap Agreements was $200 million and they mature in August 2011 concurrent with the 8 7/8% Senior Subordinated Notes. As of December 31, 2001, the weighted average variable rate on the Swap Agreements was 6.12%.

As of December 31, 2001, giving effect to the Swap Agreements, our fixed rate and floating rate borrowings represent approximately 57% and 43%, respectively, of total borrowings.

During the first seven months of 2001 and the years 2000 and 1999, we were a party to variable-to-fixed rate interest rate swap agreements (the "Prior Swap Agreements") designated as cash flow hedges of our Revolving Credit Facility. In July 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was $2.1 million and is included in interest expense in the accompanying consolidated statements of operations. At December 31, 2000, notional principal amounts related to the Prior Swap Agreements was $125.0 million. As of December 31, 2000, the weighted average fixed rate payment on the Prior Swap Agreements was 6.89%.

Credit Exposure

We are exposed to credit related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments. See Note 20, Fair Value of Financial Instruments, for the fair value of derivatives.

Consent Solicitation of Noteholders

In 2001, we completed a consent solicitation pursuant to which we obtained the consent of the requisite holders of the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes. The consent solicitation sought to amend certain provisions of the indentures pursuant to which the 9% Senior Subordinated Notes and the 8 5/8% Senior Subordinated Notes were issued.

The amendments effectively eliminate (as of December 31, 2000, the date the charge was recorded) the impact of $199.2 million of the total $229.2 million loss recorded in connection with the Resorts Atlantic City Sale, for purposes of determining our ability to make certain investments, such as certain minority investments in joint ventures under the indentures. In addition, the amendments increased the Consolidated Coverage Ratio (consolidated EBITDA to fixed payments, as defined in the indentures) required in order for us to incur additional indebtedness.

Pursuant to the consent solicitation, we paid a total of $1.5 million in consent payments to the consenting noteholders. The consent payments were recorded as deferred debt modification costs, and are being amortized over the remaining life of the debt. All other costs associated with the consent solicitation were expensed as incurred.

Overdraft Loan Facility

Pursuant to a letter of commitment dated September 30, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 2001

and 2000. The Overdraft Facility bears interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks pari passu with the Amended Revolving Credit Facility. At December 31, 2001 and 2000, no amounts were outstanding under the Overdraft Facility.

Principal Payments

Minimum principal payments of long-term debt outstanding as of December 31, 2001 for each of the next five years and thereafter are as follows (in thousands of US dollars):

Year Ending December 31,	
2002	$ 261
2003	157
2004	152
2005	6
2006	24,000
Thereafter	500,000
	524,576
Debt discount	(581)
Fair value adjustment	(5,503)
	$ 518,492

Note 10 - Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

	December 31,	
(In thousands of US dollars, except per share data)	2001	2000
Ordinary Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding (1)	34,405	33,874
Preference Shares		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	-	-

(1) Includes 7.1 million Ordinary Shares held in treasury at both December 31, 2001 and 2000.

Note 11 - Stock-Based Compensation

Stock Options

Our shareholders have approved stock option plans in 1995 ("1995 Plan"), 1997 (the "1997 Plan") and in 2000 (the "2000 Plan", and collectively the "Plans") that provide for the issuance of options to acquire an aggregate of 7,500,000 Ordinary Shares. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to Ordinary Shares to be granted to our directors, officers and employees.

A summary of our stock option activity for 2001, 2000 and 1999 is as follows:

			December 31,			
	2001		2000		1999	
(In thousands except per share data)	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	6,017	$24.59	3,918	$29.60	3,017	$31.38
Granted	665	$25.19	2,660	$18.05	1,140	$25.10
Exercised	(531)	$14.93	(192)	$15.82	(112)	$23.56
Terminated and other	(409)	$29.35	(369)	$35.55	(127)	$37.69
Outstanding at end of year	5,742	$25.14	6,017	$24.59	3,918	$29.60
Exercisable at end of year	2,965	$26.35	3,459	$25.69	1,014	$22.65
Available for grant	239		340		-	

Certain of the options granted during 1999 were granted outside of the Plans.

The weighted average exercise price and weighted average contractual life of exercisable options at December 31, 2001 is as follows (in thousands except per share data):

Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
$11.69 - $19.25	1,561	$17.94	7.6 years
$20.69 - $25.50	180	$21.79	7.0 years
$30.50 - $38.00	968	$36.51	5.7 years
$40.44 - $45.56	256	$42.45	6.7 years
	2,965	$26.35	

For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 2001, 2000 and 1999 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

	For the year Ended December 31,		
	2001	2000	1999
Risk-free interest rates	4.7%	6.0%	5.5%
Volatility factors of the expected market price of Ordinary Shares	52.0%	43.0%	39.0%
Expected life of options in years	4-5	6-7	6-7
Expected dividend yields	-	-	-
Weighted average grant date fair value	$ 10.05	$ 5.04	$ 7.67
Pro forma results based on these assumptions were as follows:			
Net income (loss) (000's)	$ 22,404	$ (126,411)	$ 62,001
Diluted earnings (loss) per share	$ .81	$ (4.10)	$ 1.82

Executive Bonus Plan

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in Ordinary Shares that vested over a three-year period. The compensation expense relating to the 1998 bonus plan amounted to $637,000, $832,000 and $458,000 for the years ended December 31, 2001, 2000 and 1999, respectively. During 1999, we did not attain the targeted earnings per share as prescribed by the executive bonus plan, and accordingly, no additional Ordinary Shares were granted under this plan. The bonus plan in effect for the years 2001 and 2000 does not provide for the issuance of Ordinary Shares.

Note 12 - Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies.   Certain of our subsidiaries provide construction funding, project consulting and management services to such affiliates.   Due from affiliates consisted of the following:

	December 31,	
(In thousands of US dollars)	2001	2000
Harborside at Atlantis	$ 22,921	$ 20,307
Trading Cove Associates	11,957	12,588
Indian Ocean Resorts	5,438	5,751
Kanuhura	3,425	-
Other	511	563
	44,252	39,209
Less: amounts due within one year	(28,364)	(34,140)
	$ 15,888	$ 5,069

The amounts due from Harborside at Atlantis represent advances made by us, including accrued interest thereon, to fund our 50% of the cost to construct the timeshare units on Paradise Island in The Bahamas.   We earn interest on these advances at a rate equal to one-month LIBO rate plus 2.50%.   Such rate was 4.62% at December 31, 2001.   Of the amount advanced to Harborside at Atlantis, it is anticipated that all but $12.5 million will be repaid within the next twelve months. Funds advanced to Kanuhura, which represented our share of funding for operations, will not be repaid during the next twelve months.

Restructuring of Relationship with Majority Shareholder

In July 2001, we announced the restructuring of SIIL and the resolution of certain matters with SIIL and certain of its shareholders.   At the time of the restructuring, SIIL and its shareholders beneficially owned approximately 67% of our issued and outstanding shares.   See "Majority Shareholder Reorganization" in Note 1 herein.

Note 13 - Retirement Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees.   We make contributions to this plan based on a percentage of eligible employee contributions.   Total expense for this plan was $237,000, $887,000 and $876,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions.   In connection with these plans, we paid $5.9 million, $7.4 million and $6.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 14 – Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis subsequent to September 11.

There were a total of 278 employees affected by the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total $5.7 expense recorded in 2001, $4.6 million had been paid out to a total of 261 employees by the end of the year. As of December 31, 2001, $1.1 million is included in accounts payable and accrued liabilities on the accompanying consolidated balance sheet and will be paid out during 2002.

Note 15 - Income Taxes

A significant portion of our operation is located in The Bahamas where there are no income taxes. In 2001, 2000 and 1999, the income tax provision relating to our US operations was as follows:

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Current:			
Federal	$ 3,502	$ 4,930	$ 9,197
State	1,462	1,178	157
	4,964	6,108	9,354
Deferred:			
Federal	(3,874)	205	(30)
	$ 1,090	$ 6,313	$ 9,324

The effective tax rate on income varies from the statutory US federal tax rate as a result of the following factors:

	For the Year Ended December 31,		
	2001	2000	1999
Statutory US federal income tax rate	35.0%	(35.0%)	35.0%
Non US-source income	(29.2)	(40.7)	(40.3)
NOLs and temporary differences for which a valuation allowance has been provided	-	76.7	8.7
Reduction of valuation allowance relating to prior years' operating loss utilized	(14.5)	-	-
Branch profit taxes and other taxes on US services	8.8	1.7	6.3
Other	3.2	2.9	2.1
Effective tax rate	3.3%	5.6%	11.8%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

	December 31,	
(In thousands of US dollars)	2001	2000
Non-current deferred tax liabilities:		
Basis differences on land held for investment, development or resale	$ -	$ (2,300)
Basis differences on property and equipment	(640)	-
Total deferred tax liabilities	(640)	(2,300)
Non-current deferred tax assets:		
NOL carryforwards	224,220	202,000
Assets held for sale	-	26,700
Basis differences on land held for investment, development or resale	4,291	-
Basis differences on property and equipment	-	800
Book reserves not yet deductible for tax return purposes	3,104	2,100
Tax credit carryforwards	2,676	2,700
Other	2,349	4,000
Total deferred tax assets	236,640	238,300
Valuation allowance for deferred tax assets	(232,126)	(236,000)
Deferred tax assets, net of valuation allowance	4,514	2,300
Non-current net deferred tax assets	$ 3,874	$ -

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance by approximately $3.9 million during the fourth quarter of 2001, which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, Sun International North America, Inc. ("SINA"), our wholly-owned subsidiary, had net operating loss ("NOL") carryforwards of approximately $630 million at December 31, 2001, of which $226 million are unrestricted as to use. However, due to the change of ownership of SINA in 1996, $404 million of these NOL carryforwards (the "Pre-Change NOLs") are limited in their availability to offset our future taxable income. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, an additional $8.4 million will be available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized.

Our restricted NOL carryforwards expire as follows: $49.0 million in 2005, $23.0 million in 2006, $15.0 million in 2007 and $1.0 million in 2009. Our unrestricted NOLs expire as follows:

$6.0 million in 2005, $10.0 million in 2007, $57.0 million in 2008, $8.0 million in 2011, $57.0 million in 2012, $33.0 million in 2019, $18.0 million in 2020 and $37.0 million in 2021.

Note 16 - Supplemental Cash Flow Disclosures

Supplemental disclosures required by SFAS No. 95 "Statement of Cash Flows" are presented below.

	For the Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Interest paid, net of capitalization	$ 43,644	$ 42,538	$ 48,680
Income taxes paid	5,166	5,012	6,688
Non-cash investing and financing activities:			
Promissory Note issued to Colony in connection with the Resorts Atlantic City Sale	17,500	-	-
Accrued Interest Note issued to Colony	518	-	-
Property and equipment acquired under capital lease obligations	16	1,574	938
Refinancing of capital lease obligation	-	-	1,144

Note 17 - Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

Future minimum lease obligations under various noncancellable operating leases with terms in excess of one year at December 31, 2001 are as follows (in thousands of US dollars):

Year Ending December 31,	
2002	$ 4,625
2003	4,340
2004	1,532
2005	670
2006	670
Thereafter	395
	$ 12,232

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. A casino license must be obtained by the operator and the license must be periodically renewed and is subject to revocation at any time. In the event that we are not able to maintain our license, management believes that we would still realize the carrying value of our related assets.

Heads of Agreement

We have an agreement with the Bahamian Government, as amended in 1997, that provides for certain investment incentives to encourage us to undertake an expansion program at Atlantis. This agreement provides for a minimum annual casino win tax of $4.3 million on gaming win up to $20 million as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a $5 million reduction of annual casino license fees and a 50% credit against all win tax to be paid until 2009. The tax structure became effective January 1, 1998.

In order to secure the tax incentives, we were obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which we demolished during the fourth quarter of 1998. We had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering our available development resources and alternative uses of capital, we postponed this project. As a result, in June 2000, we were notified by the Bahamian Government that these additional incentives would not be currently realized. Effective July 1, 2000, the casino win tax reverted back to the structure in place prior to January 1, 1998, as follows: There is no change in win tax on gaming win up to $20 million, however, we incur 12.5% win tax on gaming win between $20 million and $120 million, and a 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees still applies, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, we receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. Under our agreement with the Bahamian Government, the additional tax incentives will be prospectively reinstated in the event we begin construction of these additional rooms.

The agreement also provides for a five-year joint marketing agreement, pursuant to which the Bahamian Government shall match our contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

Litigation, Claims and Assessments

We are a defendant in certain litigation and are aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Note 18 - Segment Information

SFAS No.131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses performance of such segments. We operate in five geographical segments in one industry, the development, operation and management of premier resort and casino properties. We evaluate the performance of our segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income (loss) before provision for income taxes and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

Net Revenues

(In thousands of US dollars)	For The Year Ended December 31,		
	2001	2000	1999
Casino/hotel:			
Atlantic City, New Jersey (a)			
Gaming	$ -	$ 235,827	$ 221,015
Rooms	-	16,412	15,160
Food and beverage	-	26,039	25,512
Other	-	4,973	8,075
Less: promotional allowances	-	(25,288)	(26,632)
	-	257,963	243,130
Paradise Island, The Bahamas:			
Gaming	116,490	132,108	130,529
Rooms	176,573	177,596	149,671
Food and beverage	121,415	121,679	111,588
Other (b)	78,552	66,280	58,732
Insurance recovery	2,000	-	14,209
Less: promotional allowances	(22,778)	(26,491)	(23,608)
	472,252	471,172	441,121
Total casino/hotel	472,252	729,135	684,251
Real estate related – Ocean Club Estates	9,771	108,650	-
Management and other fees:			
Connecticut	27,396	23,575	39,282
Indian Ocean	6,841	7,539	6,477
Dubai	1,123	1,221	538
Harborside at Atlantis (c)	1,408	3,428	-
Maldives (d)	38	-	-
Other segments	14,212	11,147	8,419
Net revenues	$ 533,041	$ 884,695	$ 738,967

Contribution to Consolidated Income (Loss) before Provision for Income Taxes

	For The Year Ended December 31,		
(In thousands of US dollars)	2001	2000	1999
Casino/hotel:			
Atlantic City, New Jersey (a)	$ -	$ 7,593	$ (253)
Paradise Island, The Bahamas(b)	68,183	85,666	93,609
	68,183	93,259	93,356
Real estate related - Ocean Club Estates	6,906	76,378	-
Management and other fees, net of amortization			
Connecticut	26,916	23,096	38,802
Indian Ocean	6,841	7,539	6,477
Dubai	1,123	1,221	538
Harborside at Atlantis (c)	1,408	3,428	-
Maldives (d)	38	-	-
General corporate	(23,896)	(23,330)	(16,899)
Pre-opening expenses	(6,904)	(7,616)	(5,398)
Restructuring costs	(5,732)	-	-
Purchase termination costs	-	(11,202)	-
Transaction costs	-	(7,014)	-
Write-down of net assets held for sale	-	(229,208)	-
Other segments	3,154	1,694	2,348
Corporate marketing, retail and public relations	(2,359)	(3,089)	(4,792)
Income (loss) from operations	75,678	(74,844)	114,432
Other income (expense):			
Interest income	7,471	4,194	12,725
Interest expense, net of capitalization	(52,702)	(45,678)	(50,699)
Equity in earnings of associated companies:			
Indian Ocean	3,302	3,445	2,628
Harborside at Atlantis (c)	472	780	-
Maldives (d)	(715)	-	-
Other, net	(760)	(688)	60
Income (loss) before provision for income taxes	$ 32,746	$ (112,791)	$ 79,146

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

(In thousands of US dollars)	As of December 31, 2001	Year Ended December 31, 2001	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Paradise Island, The Bahamas	$ 1,165,711	$ 50,035	$ 65,882
Real estate related:			
Atlantic City, New Jersey	53,575	-	-
Paradise Island, The Bahamas	13,946	-	-
	67,521	-	-
Equity investment in Indian Ocean	22,891	-	-
Equity investment in Maldives (d)	3,053	-	-
General corporate	93,417	1,161	1,708
Trading Cove New York	1,523	-	-
Corporate marketing, and public relations	1,311	287	-
Other segments	1,604	7	-
	$ 1,357,031	$ 51,490	$ 67,590

(In thousands of US dollars)	As of December 31, 2000	Year Ended December 31, 2000	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ -	$ 16,236	$ 11,316
Paradise Island, The Bahamas (e)	1,162,060	42,422	137,987
	1,162,060	58,658	149,303
Real estate related:			
Atlantic City, New Jersey	56,176	-	-
Paradise Island, The Bahamas	17,538	-	-
	73,714	-	-
Net assets held for sale (a)	138,350	-	-
Equity investment in Indian Ocean	25,467	-	-
General corporate	58,632	1,257	6,589
Corporate marketing, and public relations	1,404	304	-
Other segments	1,164	4	-
	$ 1,460,791	$ 60,223	$ 155,892

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions, Continued

(In thousands of US dollars)	As of December 31, 1999	Year Ended December 31,1999	
	Total Assets	Depreciation and Amortization of Goodwill	Capital Additions
Casino/hotel:			
Atlantic City, New Jersey	$ 429,854	$ 16,156	$ 42,574
Paradise Island, The Bahamas	1,054,708	39,631	24,200
Paradise Island expansion, opened December 1998 (f)	-	-	117,808
	1,484,562	55,787	184,582
Real estate related:			
Atlantic City, New Jersey	61,307	-	9,433
Paradise Island, The Bahamas	30,022	-	4
	91,329	-	9,437
Equity investment in Indian Ocean	24,871	-	-
General corporate	68,222	1,120	10,828
Corporate marketing, retail and public relations	1,729	321	199
Other segments	758	2	-
	$ 1,671,471	$ 57,230	$ 205,046

(a) See discussion of the Resorts Atlantic City Sale in Note 1 herein.

(b) Includes tour operations.

(c) The construction of timeshare units at Harborside at Atlantis was completed in February 2001. Sales of these units began in May 2000.

(d) We acquired a 25% interest in Kanuhura effective August 1, 2001.

(e) In 2000, capital additions in Paradise Island, The Bahamas included $113.8 million of costs for the Ocean Club addition and newly renovated golf course, including a new club house.

(f) Capital additions related to a 1998 expansion of Atlantis on Paradise Island are included in total assets under Paradise Island, The Bahamas.

Note 19 - Equity in Earnings of Associated Companies

The accompanying consolidated financial statements include equity in earnings of associated companies as a result of our 20.4% interest in Indian Ocean Resorts, our 50% interest in Harborside at Atlantis and our 25% interest in Kanuhura.

Through June 16, 2000, we owned a 22.8% interest in Indian Ocean Resorts. Effective June 16, 2000, Indian Ocean Resorts issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4%. The following unaudited summarized financial information of Indian Ocean Resorts has been prepared under accounting principals generally accepted in the United States at and for the years ended December 31, 2001, 2000 and 1999; converted to US dollars at the appropriate exchange rate.

| | For the Year Ended December 31, | | |
(In thousands of US dollars)	2001	2000	1999
Revenues	$ 93,398	$ 106,151	$ 84,007
Income from operations	25,277	28,310	15,630
Income before income taxes	20,136	20,480	13,171

| | As of December 31, | | |
	2001	2000	1999
Current assets	$ 27,413	$ 24,424	$ 21,075
Total assets	225,835	238,286	264,345
Current liabilities	32,950	35,173	61,595
Shareholders' equity	119,635	127,379	140,865

Harborside at Atlantis constructs, sells and manages time-share units in Paradise Island, The Bahamas. Construction of 82 units was completed in February 2001 and sales of time-share units began in May 2000. The following unaudited summarized financial information of Harborside at Atlantis has been prepared under accounting principals generally accepted in the United States at and for the years ended December 31, 2001 and 2000.

| | For the Year Ended December 31, | |
(In thousands of US dollars)	2001	2000
Revenues	$ 35,371	$ 18,446
Income from operations	1,372	1,561
Income before income taxes	1,372	1,561

| | As of December 31, | |
	2001	2000
Current assets	$ 99,832	$ 27,306
Total assets	109,357	79,175
Current liabilities	88,700	57,830
Shareholders' equity	20,657	17,305

Effective August 1, 2001, we acquired our 25% interest in Kanuhura. The following unaudited summarized financial information of Kanuhura has been prepared under accounting principals generally accepted in the United States at and for the year ended December 31, 2001.

(In thousands of US dollars)	For the Year Ended December 31, 2001
Revenues	$ 3,809
Loss from operations	(1,261)
Loss before income taxes	(2,564)

	As of December 31, 2001
Current assets	$ 3,215
Total assets	33,048
Current liabilities	4,724
Shareholders' equity	2,091

Note 20 - Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable. The fair value of our fixed rate debt at December 31, 2001 was approximately $486.6 million as compared to its carrying value of $493.9 million; (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at December 31, 2001 equal their carrying value, and are reflected as other long-term liabilities on the accompanying consolidated balance sheet. The carrying value and negative fair value of our Prior Swap Agreements at December 31, 2000 was $0 and $454,000, respectively.

Note 21 – Supplemental Condensed Consolidating Financial Information

Our payment obligations under the Senior Subordinated Notes were co-issued by SIHL and SINA. The Senior Subordinated Notes are guaranteed by substantially all of our wholly-owned subsidiaries (the "Subsidiary Guarantors") and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the Senior Subordinated Notes, SIHL and SINA and, on a combined basis, for the Subsidiary Guarantors. SIHL's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2001

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 4,065	$ 1,242	$ 18,003	$ 7,161	$ 30,471
Restricted cash	-	-	4,518	-	4,518
Trade receivables, net	82	1,102	36,270	-	37,454
Due from affiliates	336,351	237,801	(547,185)	1,397	28,364
Inventories	-	91	8,716	-	8,807
Prepaid expenses	5	188	5,033	-	5,226
Total current assets	340,503	240,424	(474,645)	8,558	114,840
Property and equipment, net	-	54,221	1,077,060	23,911	1,155,192
Note receivable	-	18,018	-	-	18,018
Due from affiliates - non-current	3,250	-	12,638	-	15,888
Deferred tax asset, net	-	3,874	-	-	3,874
Deferred charges and other assets, net	2,477	9,898	6,317	-	18,692
Investment in subsidiaries	356,567	10	280,049	(636,626)	-
Investment in associated companies	3,053	-	34,425	(6,951)	30,527
Total assets	$ 705,850	$ 326,445	$ 935,844	$ (611,108)	$ 1,357,031
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ -	$ 70	$ 191	$ -	$ 261
Accounts payable and accrued liabilities	23,054	18,629	97,718	8,662	148,063
Due to affiliates - current	-	-	(1,397)	1,397	-
Capital creditors	-	-	6,570	-	6,570
Total current liabilities	23,054	18,699	103,082	10,059	154,894
Other long-term liabilities	5,503	-	-	-	5,503
Long-term debt, net of current maturities	94,497	399,438	24,296	-	518,231
Total liabilities	123,054	418,137	127,378	10,059	678,628
Shareholders' equity	582,796	(91,692)	808,466	(621,167)	678,403
Total liabilities and shareholders' equity	$ 705,850	$ 326,445	$ 935,844	$ (611,108)	$ 1,357,031

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Balance Sheet at December 31, 2000

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 106	$ (725)	$ 16,690	$ 6,426	$ 22,497
Restricted cash	-	-	1,651	-	1,651
Trade receivables, net	90	631	39,831	60	40,612
Due from affiliates	456,471	(160,760)	(255,995)	(5,576)	34,140
Inventories	-	71	10,346	-	10,417
Prepaid expenses	261	155	9,433	-	9,849
Net assets held for sale	-	(5,889)	144,395	(156)	138,350
Total current assets	456,928	(166,517)	(33,649)	754	257,516
Property and equipment, net	-	58,720	1,072,881	23,908	1,155,509
Due from affiliates, non-current	-	199,337	5,069	(199,337)	5,069
Deferred charges and other assets, net	2,239	24	10,857	-	13,120
Investment in subsidiaries	350,947	511,712	804,317	(1,666,976)	-
Investment in associated companies	-	-	33,952	(4,375)	29,577
Total assets	$ 810,114	$ 603,276	$ 1,893,427	$ (1,846,026)	$ 1,460,791
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ -	$ 58	$ 172	$ -	$ 230
Accounts payable and accrued liabilities	7,610	12,985	111,353	4,924	136,872
Due to affiliates	-	-	5,300	(5,300)	-
Capital creditors	-	-	12,954	-	12,954
Total current liabilities	7,610	13,043	129,779	(376)	150,056
Long-term debt, net of current maturities	225,000	199,420	244,488	-	668,908
Due to affiliates, non-current	-	-	199,337	(199,337)	-
Total liabilities	232,610	212,463	573,604	(199,713)	818,964
Shareholders' equity	577,504	390,813	1,319,823	(1,646,313)	641,827
Total liabilities and shareholders' equity	$ 810,114	$ 603,276	$ 1,893,427	$ (1,846,026)	$ 1,460,791

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2001

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 477,183	$ (6,289)	$ 470,894
Less: promotional allowances	-	-	(22,778)	-	(22,778)
	-	-	454,405	(6,289)	448,116
Tour operations	-	-	36,348	-	36,348
Management and other fees	-	15,087	36,806	(15,087)	36,806
Real estate related	-	-	9,771	-	9,771
Insurance recovery	-	-	2,000	-	2,000
Other	-	893	(893)	-	-
Affiliated sales	-	-	9,742	(9,742)	-
	-	15,980	548,179	(31,118)	533,041
Expenses:					
Casino and resort expenses	-	-	267,396	(14,377)	253,019
Tour operations	-	-	32,061	(20)	32,041
Selling, general and administrative	-	-	81,840	(1,634)	80,206
Management fee	634		14,453	(15,087)	-
Real estate related	-	-	3,044	(179)	2,865
Corporate expenses	1,506	8,802	13,456	1,342	25,106
Depreciation and amortization	-	124	51,366	-	51,490
Restructuring costs	-	-	5,732	-	5,732
Pre-opening expenses	-	-	6,904	-	6,904
	2,140	8,926	476,252	(29,955)	457,363
Income (loss) from operations	(2,140)	7,054	71,927	(1,163)	75,678
Other income and expenses:					
Interest income	742	4,296	2,433	-	7,471
Interest expense, net of capitalization	(10,938)	(27,736)	(14,028)	-	(52,702)
Affiliated interest income	7,575	6,931	(1)	(14,505)	-
Affiliated interest expense	-	-	(14,505)	14,505	-
Equity in earnings (loss) of associated companies	(714)	-	471	3,302	3,059
Dividend income	2,836	-	2,872	(5,708)	-
Other, net	-	(664)	(96)	-	(760)
Income (loss) before income taxes	(2,639)	(10,119)	49,073	(3,569)	32,746
Benefit (provision) for income taxes	-	4,597	(4,065)	(1,622)	(1,090)
Net income (loss)	$ (2,639)	$ (5,522)	$ 45,008	$ (5,191)	$ 31,656

Condensed Consolidating Statement of Operations for the Year Ended December 31, 2000

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 762,496	$ (6,630)	$ 755,866
Less: promotional allowances	-	-	(51,779)	-	(51,779)
	-	-	710,717	(6,630)	704,087
Tour operations	-	-	33,192	-	33,192
Management and other fees	2,070	21,846	33,693	(21,846)	35,763
Real estate related	-	-	108,650	-	108,650
Other	-	38	2,965	-	3,003
Affiliated sales	-	244	8,692	(8,936)	-
	2,070	22,128	897,909	(37,412)	884,695
Expenses:					
Casino and resort expenses	-	-	471,780	(18,207)	453,573
Tour operations	-	-	29,637	(11)	29,626
Selling, general and administrative	-	-	100,396	3,069	103,465
Management fee	634		21,212	(21,846)	-
Real estate related	-	-	32,272	-	32,272
Corporate expenses	1,684	11,694	12,379	(417)	25,340
Depreciation and amortization	-	258	59,965	-	60,223
Write-off of Desert Inn costs	-	11,202		-	11,202
Transaction costs	7,014	-	-	-	7,014
Pre-opening expenses	-	-	7,616	-	7,616
Write down of assets to be sold	-	233,085	-	(3,877)	229,208
	9,332	256,239	735,257	(41,289)	959,539
Income (loss) from operations	(7,262)	(234,111)	162,652	3,877	(74,844)
Other income and expenses:					
Interest income	144	234	3,816	-	4,194
Affiliated interest income	8,810	(18,076)	36,152	(26,886)	-
Affiliated interest expense	-	-	(26,886)	26,886	-
Interest expense, net of capitalization	(13,163)	18,075	(50,590)	-	(45,678)
Equity in earnings of associated companies	-	-	780	3,445	4,225
Dividend income	2,839	-	2,848	(5,687)	-
Other, net	-	11	(699)	-	(688)
Income (loss) before income taxes	(8,632)	(233,867)	128,073	1,635	(112,791)
Benefit (provision) for income taxes	27	(4)	(6,336)	-	(6,313)
Net income (loss)	$ (8,605)	$ (233,871)	$ 121,737	$ 1,635	$ (119,104)

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Operations for the Year Ended December 31, 1999

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ -	$ -	$ 703,074	$ (6,557)	$ 696,517
Less: promotional allowances	-	-	(50,240)	-	(50,240)
	-	-	652,834	(6,557)	646,277
Tour operations	-	-	28,714	-	28,714
Management and other fees	14,610	22,183	32,288	(22,183)	46,898
Insurance recovery	-	-	14,209	-	14,209
Other	-	-	2,869	-	2,869
Affiliated sales	-	325	8,665	(8,990)	-
	14,610	22,508	739,579	(37,730)	738,967
Expenses:					
Casino and resort expenses	-	-	436,777	(12,908)	423,869
Tour operations	-	-	27,816	-	27,816
Selling, general and administrative	-	-	95,942	(1,980)	93,962
Management fee	634		21,549	(22,183)	-
Corporate expenses	1,457	6,845	8,679	(721)	16,260
Depreciation and amortization	-	284	56,946	-	57,230
Pre-opening expenses	-	-	5,398	-	5,398
	2,091	7,129	653,107	(37,792)	624,535
Income from operations	12,519	15,379	86,472	62	114,432
Other income and expenses:					
Interest income	9,930	408	2,387	-	12,725
Affiliated interest income	8,798	(18,069)	36,532	(27,261)	-
Affiliated interest expense	-	-	(27,261)	27,261	-
Interest expense, net of capitalization	(8,798)	18,069	(59,970)	-	(50,699)
Equity in earnings of associated companies	-	-	-	2,628	2,628
Dividend income	3,232	-	2,651	(5,883)	-
Other, net	-	277	(217)	-	60
Income (loss) before income taxes	25,681	16,064	40,594	(3,193)	79,146
Provision for income taxes	(6,479)	(50)	(2,795)	-	(9,324)
Net income (loss)	$ 19,202	$ 16,014	$ 37,799	$ (3,193)	$ 69,822

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2001

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ (2,639)	$ (5,522)	$ 45,008	$ (5,191)	$ 31,656
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	263	1,160	54,269	-	55,692
Deferred income tax benefit	-	(3,874)	-	-	(3,874)
Provision for doubtful receivables	-	-	6,355	-	6,355
(Gain) loss on disposition of other assets	-	664	96	-	760
Equity in earnings of associated companies, net of dividends received	714	-	(471)	(430)	(187)
Dividends to parent	-	-	(2,836)	2,836	-
Net change in deferred charges and other assets	-	108	(1,506)	-	(1,398)
Net change in working capital accounts:					
Receivables	8	(6,289)	2,559	-	(3,722)
Due from affiliates	1,100	-	277	-	1,377
Inventories and prepaid expenses	256	(53)	4,895	-	5,098
Accounts payable and accrued liabilities	3,445	5,143	(9,697)	2,785	1,676
Other	-	-	5,900	-	5,900
Net cash provided by (used in) operating activities	3,147	(8,663)	104,849	-	99,333
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(399)	(67,191)	-	(67,590)
Proceeds received from the sale of Resorts Atlantic City, net	-	120,850	-	-	120,850
Proceeds received from repayment of note receivable	12,000	-	-	-	12,000
Proceeds from the sale of assets	-	2,196	351	-	2,547
Acquisition of equity interest in associated companies	(3,768)	-	-	-	(3,768)
Advances to associated companies	(3,250)	-	(3,170)	-	(6,420)
Net cash provided by (used in) investing activities	4,982	122,647	(70,010)	-	57,619
Cash flows from financing activities:					
Proceeds from the exercise of share options	7,930	-	-	-	7,930
Borrowings	-	200,000	74,500	-	274,500
Repayment of borrowings	(68,270)	(79,063)	(272,403)	-	(419,736)
Debt issuance and modification costs	(500)	(6,250)	(2,055)	-	(8,805)
Advances from (repayments to) affiliates	56,670	(226,704)	170,034	-	-
Net cash used in financing activities	(4,170)	(112,017)	(29,924)	-	(146,111)
Increase in cash and cash equivalents	3,959	1,967	4,915	-	10,841
Cash and cash equivalents at beginning of period	106	(725)	24,767	-	24,148
Cash and cash equivalents at end of period	$ 4,065	$ 1,242	$ 29,682	$ -	$ 34,989

Sun International Hotels Limited
Condensed Consolidated Financial Statements
(In thousands of US dollars)

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 2000

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ (8,605)	$ (233,871)	$ 121,737	$ 1,635	$ (119,104)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	185	333	63,822	-	64,340
Write-down of net assets held for sale	-	233,085	-	(3,877)	229,208
Purchase termination costs	-	11,202	-	-	11,202
(Gain) loss on disposition of other assets	-	(24)	712	-	688
Equity in earnings of associated companies, net of dividends received	-	-	(780)	(597)	(1,377)
Dividends to parent	-	-	(2,839)	2,839	-
Provision for doubtful receivables	-	-	6,492	-	6,492
Provision for discount on CRDA obligations, net	-	-	799	-	799
Net change in deferred tax liability	-	205	-	-	205
Net change in deferred charges and other assets	-	(899)	(769)	-	(1,668)
Net change in working capital accounts:					
Receivables	10	603	(9,792)	-	(9,179)
Due from affiliates	-	-	(4,658)	-	(4,658)
Inventories and prepaid expenses	289	(171)	(2,170)	-	(2,052)
Accounts payable and accrued liabilities	1,463	(114)	25,141	-	26,490
Other	-	-	23,912	-	23,912
Net cash provided by (used in) operating activities	(6,658)	10,349	221,607	-	225,298
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(6,099)	(149,793)	-	(155,892)
Net proceeds from the sale of other assets	-	170	331	-	501
Deposit refunded for proposed Desert Inn acquisition	-	7,750	-	-	7,750
Advances to associated companies	-	-	(18,663)	-	(18,663)
Reclassification of cash to net assets held for sale	-	-	(21,453)	-	(21,453)
CRDA deposits and other	-	(361)	(2,334)	-	(2,695)
Net cash provided by (used in) investing activities	-	1,460	(191,912)	-	(190,452)
Cash flows from financing activities:					
Proceeds from the exercise of share options	2,866	-	-	-	2,866
Borrowings	125,000	-	77,000	-	202,000
Repayment of borrowings	-	(16)	(113,047)	-	(113,063)
Repurchase of Ordinary Shares	(141,792)	-	-	-	(141,792)
Debt issuance and modification costs	-	-	(919)	-	(919)
Advances from (repayments to) affiliates	20,536	(18,958)	(1,578)	-	-
Net cash provided by (used in) financing activities	6,610	(18,974)	(38,544)	-	(50,908)
Decrease in cash and cash equivalents	(48)	(7,165)	(8,849)	-	(16,062)
Cash and cash equivalents at beginning of period	154	6,440	33,616	-	40,210
Cash and cash equivalents at end of period	$ 106	$ (725)	$ 24,767	$ -	$ 24,148

Condensed Consolidating Statement of Cash Flows for the Year Ended December 31, 1999

	SIHL	SINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$ 19,202	$ 16,014	$ 37,799	$ (3,193)	$ 69,822
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation and amortization	173	353	59,621	-	60,147
Gain on disposition of other assets	-	(3)	(57)	-	(60)
Equity in earnings of associated companies, net of dividends received	-	-	-	23	23
Dividends to parent	-	-	(3,232)	3,232	-
Provision for doubtful receivables	-	-	6,466	-	6,466
Provision for discount on CRDA obligations, net	-	-	587	-	587
Net change in deferred tax liability	-	(30)	-	-	(30)
Net change in deferred charges and other assets	-	(146)	4,694	-	4,548
Net change in working capital accounts:					
Receivables	(9,639)	1,230	(12,031)	-	(20,440)
Due from affiliates	-	-	(7,150)	-	(7,150)
Inventories and prepaid expenses	(260)	(52)	(7,817)	-	(8,129)
Accounts payable and accrued liabilities	(5,519)	(2,362)	12,141	(62)	4,198
Net cash provided by operating activities	3,957	15,004	91,021	-	109,982
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	-	(10,066)	(194,980)	-	(205,046)
Net proceeds from the sale of non-operating land and other assets	-	5,050	136	-	5,186
Proceeds from redemption of subordinated notes	94,126	-	-	-	94,126
Deposit paid for proposed Desert Inn acquisition	-	(16,117)	-	-	(16,117)
Payments for investment in associated company	-	-	(600)	-	(600)
Sale of subordinated notes	2,798	-	-	-	2,798
CRDA deposits	-	-	(2,746)	-	(2,746)
Net cash provided by (used in) investing activities	96,924	(21,133)	(198,190)	-	(122,399)
Cash flows from financing activities:					
Proceeds from the exercise of share options	2,696	-	-	-	2,696
Borrowings	-	-	129,000	-	129,000
Repayment of borrowings	-	-	(118,854)	-	(118,854)
Repurchase of Ordinary Shares	(20,977)	-	-	-	(20,977)
Debt issuance and modification costs	-	-	(2,361)	-	(2,361)
Advances from (repayments to) affiliates	(82,551)	12,541	70,010	-	-
Net cash provided by (used in) financing activities	(100,832)	12,541	77,795	-	(10,496)
Increase (decrease) in cash and cash equivalents	49	6,412	(29,374)	-	(22,913)
Cash and cash equivalents at beginning of period	105	28	62,990	-	63,123
Cash and cash equivalents at end of period	$ 154	$ 6,440	$ 33,616	$ -	$ 40,210

F-46